
06026844





"...OP RATED
—HIGH
...FORMANCE
TIRE"

"#1
ALL-SEASON
TIRE"

– LEADING CONSUMER MAGAZINE



"20
SERIOUSLY
HOT
PRODUCTS"

– POPULAR SCIENCE



GOODYEAR

2005 ANNUAL REPORT

Goodyear is the world's largest tire company, with operations in most regions of the world. Together with its U.S. and international subsidiaries and joint ventures, Goodyear develops, manufactures, markets and distributes tires for most applications. It also manufactures and sells several lines of power transmission belts, hose and other rubber products for the transportation industry and various industrial and chemical markets, and rubber-related chemicals for various applications. Goodyear is one of the world's largest operators of commercial truck service and tire retreading centers. In addition, it operates more than 1,800 tire and auto service center outlets where it offers its products for retail sale and provides automotive repair and other services. Goodyear manufactures its products in more than 100 facilities in 29 countries. It has marketing operations in almost every country around the world.

**On The Cover**

Goodyear's tires are winning prestigious product awards and endorsements around the globe, and the company's success with its many new, high-impact tires has been a critical factor in its business turnaround. Some of the recent award-winners are featured on the cover of this report. From left: Goodyear's Eagle F1 GS-D3, an ultra-performance radial developed in Europe for driving enthusiasts around the world, was *Car and Driver's* top-rated ultra-performance tire. Fortera featuring SilentArmor Technology, a strong, tough tire with quiet, comfortable performance for SUVs, received recognition as one of *Popular Science* magazine's 20 Seriously Hot Products for 2005. Assurance featuring TripleTred Technology, a premium passenger tire designed to provide peace of mind for any driving condition, was rated the number one all-season tire in the annual test by America's leading consumer magazine.

**The Goodyear Tire & Rubber Company**
1144 East Market Street
Akron, Ohio 44316-0001
www.goodyear.com

## inancial Overview

| *(Dollars in millions, except per share)* | YEAR ENDED DEC. 31 2005 | 2004 |
|---|---|---|
| Net Sales | $ 19,723 | $ 18,353 |
| Net Income | 228 | 115 |
| – Per diluted share | 1.16 | 0.63 |
| Total Assets | $ 15,627 | $ 16,101 |
| Consolidated Debt | 5,423 | 5,680 |
| Total Shareholders' Equity | 73 | 74 |
| Debt to Debt and Equity | 98.7% | 98.7% |
| Average Shares Outstanding – basic | 176 | 175 |
| Average Shares Outstanding – diluted | 209 | 192 |
| Average Number of Associates | 82,598 | 84,786 |

## Table of Contents



*This Annual Report contains a number of forward-looking statements.* *For more information, please see pages 42 and 43.*

## To Our Shareholders

With numerous natural disasters, 2005 will likely be remembered more for tragedy than triumph, but I am pleased to report that our company completed another very good year despite significant challenges. Whether it was hurricanes, earthquakes, rapidly rising raw material costs, or day-to-day competitive pressures, our associates worldwide met every challenge and kept Goodyear's turnaround on track.

Our hurricane recovery efforts in the Gulf Coast region of the United States symbolized our preparedness and resolve to deal with adversity. During Hurricane Rita, 60 associates chose to ride out the storm inside a concrete block building at our Beaumont, Texas, chemical plant. They stayed so they could monitor damage, make repairs and prepare for startup much earlier than any other facility of its type in the region. Plant manager Brad Ioerger never left the property for 21 days. He wasn't alone. When I visited Beaumont shortly after the storm I heard story upon story of family displacement and extensive property damage, yet associates stayed focused on getting Goodyear back up and running. When we restored power using our generator, the lights of Goodyear became a "beacon of hope" for the darkened Beaumont community.

Our associates around the world worked night and day seeking alternative supplies of raw materials and reallocating products to keep our tire plants running. Associates donated tens of thousands of dollars to help stricken associates start to rebuild their lives. The courage, teamwork and resourcefulness displayed in 2005 represent the best values of Goodyear.

### Total Segment Operating Income


Dollars in millions
1200
1000
800
600
400
200
0
03
04
05

*Total segment operating income is the sum of the segment operating income of each of our six business units. For more information, please see "Results of Operations – Segment Information" on page 21.*

## 2005 Results

As we continue to improve our financial performance, we reached several important milestones:

- Record sales of $19.7 billion, a 7 percent increase from $18.4 billion in 2004
- Net income of $228 million, nearly double the 2004 level of $115 million
- Segment operating income increased 23 percent compared to 2004
- Full year sales records for all six of our businesses
- Full year segment operating income records for our international tire businesses; European Union, Eastern Europe, Middle East and Africa, Latin America and Asia Pacific

Innovation, quality and a sharp market focus have driven Goodyear's financial recovery and the referenced milestones. We are extremely proud of our progress to date and we are taking the required steps to reach the next performance level. To do this, we will continue to leverage the Seven Strategic Business Drivers that have guided our progress thus far:

- Leadership
- A focus on cash
- A lower cost structure
- Fully leveraging our distribution network
- Building brand strength
- Product leadership
- Advantaged supply chain

I'd like to outline three examples of how elements of our Seven Strategic Drivers drove 2005 results. Those include: Leadership; Product Leadership created by innovation; and Brand Building strength.



**ROBERT J. KEEGAN**
Chairman,
Chief Executive Officer
& President

## Leadership

I have commented frequently about the importance of great people and the value of leadership in generating business results. Today's results from The Goodyear Tire & Rubber Company are the product of outstanding teamwork and execution.

I believe that today we are a stronger competitor in our industry thanks to the efforts of our 80,000 associates. Our progress in the last three years demonstrates that our objectives are realistic and attainable. The will to win is becoming further ingrained in the culture of the "new" Goodyear.

Our Goodyear leadership team is truly outstanding. At our September investor meeting we showcased our leadership and gave investors and Wall Street analysts the opportunity to engage in a serious dialogue with top executives and division presidents. Investors heard presentations directly from the leaders of our two largest businesses: Jon Rich, president of North American Tire, and Arthur de Bok, president of the European Union. They also heard presentations from Rich Kramer, our chief financial officer, and Larry Mason, president of the consumer tire business in North America. I have a high degree of personal confidence in these leaders and believe that nobody in this industry can match the quality of our team.

**"The last three to four years I've noticed a dramatic change. And now, I'm proud to be a Goodyear dealer. I feel respected."**

**Clayton Van Kleek,**
Lake Katrine, N.Y. dealer

I could go on and on about our people and the positive changes they are driving at Goodyear, but I would prefer that you hear it from those most important to us – our customers:

*"For 50 years I've been in the tire business. I've lived through many, many regimes at Goodyear, many new people coming and going. And today, the people who are running Goodyear are outstanding."*
*– Harold Finkelstein, Astoria, N.Y. dealer*

*"Now they're market-driven. They're going to the marketplace... finding out what customers want in tires and they are bringing innovative new products to the marketplace based on demand of consumers."*
*– Drew Dawson, Akron, Ohio dealer*

*"They've got a totally different focus. They realize that we need innovative products, (and that) we need a steady stream at a more rapid pace." – Barry Levin, Highland, Ind. dealer*

*"The last three to four years I've noticed a dramatic change. And now, I'm proud to be a Goodyear dealer. I feel respected." – Clayton Van Kleek, Lake Katrine, N.Y. dealer*

*"I've been around a long time and seen a lot of change in Goodyear. And Goodyear has come back. With the new corporate leadership we have it's more like a family-owned business again."*
*– Jim Moody Jr., Franklin, Tenn. dealer*

ASSURANCE featuring TripleTred Technology

**"Rated No. 1 all-season tire in annual test"**

**Leading U.S. Consumer Magazine**

While these are comments from North American dealers, this is not just a North American phenomenon. We are having similar successes around the world, and I encourage you as shareholders not to take my word for it, but to talk to our customers and find out for yourselves how they feel about Goodyear.

## Product Innovation

Our innovative new products are the result of a market-back approach that puts the market and consumer in the forefront of our decision-making process. Thanks to the capabilities of our scientists, engineers and marketers we are creating relevant technology that consumers want, playing to our brand strength and product leadership. We now have a proven new product engine that is outstanding. I believe we are the industry leader in commercializing high impact new products, and, we only look to improve our pace of execution.

In 2005, we continued to accumulate awards for performance, technology, innovation and consumer preference headed by our TripleTred and SilentArmor with Kevlar technologies on our Assurance and Fortera families of tires. We also earned additional awards and honors with our Eagle tires in North America and Europe and our UltraGrip and Dunlop winter tires in Europe.

We strongly believe that tires are not a commodity. The advances that we have made in product performance – and innovation to come – are dramatic evidence that delivering products that exceed consumers' expectations will clearly continue to improve both value perceptions and consumer satisfaction. Our product mix becomes richer each year.

## AWARDS // HONORS

**Goodyear Assurance featuring TripleTred Technology**

| | |
|---|---|
| *R&D Magazine* | R&D 100 Award for Innovation |
| *Business Week* | Silver Idea Award |
| *"Leading U.S. Consumer Magazine"* | Rated No. 1 all-season tire in annual test |
| *Automotive News* | Pace Award Competition finalist (only tire selected) |
| *Consumer Digest* | "Best Buy" |
| *TireRack.com* | Top-rated passenger all-season tire (through January 2006) |

**Goodyear Eagle F1 GSD3**

| | |
|---|---|
| *Car and Driver* | Top-rated ultra-performance tire |
| *Eurotuner* | Top-rated ultra-performance tire |
| *TireRack.com* | Top-rated maximum performance summer tire (through January 2006) |

**Goodyear Fortera featuring SilentArmor Technology**

| | |
|---|---|
| *Popular Science* | 20 Seriously Hot Products for 2005 |
| *New York Magazine* | Best Bets selection |
| *Consumer Digest* | "Best Buy" |
| *Popular Mechanics* | "Editor's Choice" |

**Goodyear UltraGrip 7**

| | |
|---|---|
| *ADAC* | Top-rated in European ADAC winter performance testing |

**Dunlop SP Winter Sport 3D**

| | |
|---|---|
| *Auto Motor and Sport Magazine* | Top-rated in Germany |

**Goodyear DuraSeal Commercial Tire Technology**

| | |
|---|---|
| *Construction Equipment* | "Top 100 Award" |
| *Heavy Duty Trucking* | "Nifty Fifty Award" |
| *Road Star* | "Most Valuable Product" |

Knowing what is coming in our product pipeline is exciting, but equally exciting are unsolicited comments we receive from consumers. For those of you with a consumer product background, you know that calls and letters from consumers are typically motivated by a negative experience. Imagine the type of performance required to motivate consumers to offer the following comments:

*"On Oct. 29 I purchased a set of four Goodyear Assurance TripleTred tires… after considerable research of published literature and online reports. Based on approximately 1,500 miles of city and highway driving – in weather conditions ranging from warm sunshine to rain, snow, and ice – it is my unqualified judgment that the Assurance TripleTred is the finest tire I have ever owned.*

*I have purchased innumerable sets of tires through the years – each time on the basis of extensive personal research. On each of these occasions after a few months of driving I have been disappointed with one or more aspects of tire performance only to conclude that I would push on… to find a better tire that would provide a more satisfying overall driving experience.*

*I cannot tell you how happy I am to have finally concluded my seemingly endless pursuit of excellence. Simply put, the Goodyear Assurance TripleTred is the perfect tire for the discriminating driver. I heartily congratulate your company on the innovative, award-winning TripleTred technology."*
*– T.L., Attorney, Springfield, Ill.*

FORTERA featuring SilentArmor Technology

**"20 Seriously Hot Products for 2005"**

**Popular Science**

The letters and comments are not confined to consumer products. We have similar testimonials in the truck tire business where we have refocused and intensified our efforts:

> *"What makes Goodyear an exceptional supplier is that after 20 years, they take nothing for granted. They approach the relationship as if they have to earn the business every day. Not just executing the basics, but in the constant introduction and application of new ideas and technology."*
> *– Steve Graham, VP Corporate Purchasing, Schneider National, Inc.*

These are just a sample of the type of responses we are receiving from consumers and end users. The market buzz on our product capabilities is continuing to gain momentum. We are working hard to further enhance the performance advantage on all of our premium new product offerings.

We just released our newest Goodyear-brand product for the North American market; a performance-touring tire called Eagle with ResponsEdge and Carbon Fiber technology. During the latter stage of the development process for this amazing new product, I was impressed by the discernable performance difference between our new tire and the current competitive market leader in the segment. I am not a professional test driver, so what I felt will be significantly more apparent to those who push vehicles to the limit for a living. I believe that ResponsEdge will reaffirm Goodyear Eagle as the clear leader among all performance touring tires when it is available for sale in May. Its asymmetrical construction and tread design combine to provide a smooth and comfortable ride from the inboard side of the tire and ultra-high performance grip from the outer ResponsEdge of the tire.

## Brand Building

Our successful efforts in brand building start with a thorough understanding of consumer insights and the resulting knowledge of what is important to the consumer in tire performance. Once we fully understand those insights, we connect that with "relevant technology" that makes the product differentiation easy for consumers to understand. RunOnFlat in Europe addresses consumer concerns of being stranded by a flat tire. TripleTred in North America reduces the anxiety associated with rapidly changing weather conditions, while SilentArmor delivers a durable, smooth ride for pickups and sport utility vehicles. Given our ability to identify these consumer insights, we have been able to quickly capitalize on attractive market opportunities. The result has been a richer product mix, richer brand mix and richer customer mix. We plan to accelerate this enrichment.

Also critical to our brand building efforts has been our ability to target marketing initiatives to those most likely to respond. Through data-driven decisions on media, we direct our messaging to those most receptive and most likely to purchase our products. Ultimately the objective of our efforts is to drive consumers to retail outlets to ask for the latest Goodyear products best suited to their needs. This is good for our company, and good for the unsurpassed global network of retailers who carry our brands. We bring outstanding marketing programs to our dealers to drive their revenue growth and profitability. Of all the elements instrumental in our turnaround, our approach to marketing has changed most significantly during the past three years.

As we explored ways to drive the start of our turnaround, we could have been seduced into cutting our marketing expenditures for enhanced short-term financial performance. That would have been the wrong decision. We avoided this trap of short-term thinking and actually increased investments in marketing and in our key leaders and their teams. We knew that success is not solely based on having the best products. We needed to make the best products that consumers wanted and effectively reach them with the right messages. I'm pleased to say we are doing a much better job in all aspects of marketing today, and we know that we can do even more.

## The Road Ahead

As I mentioned, the road ahead is not paved with a new strategy. The strategic platform that generated our turnaround in the past three years remains intact. The intensity of focus in key areas will carry us confidently forward. Three years ago we presented a strategy to investors that included critical performance commitments. We increased our revenue per tire. We cut costs significantly. We improved our global return on sales. We reduced our debt. And we improved our capital structure.

The following accomplishments are the direct result of fundamental changes we have made to our company in both strategic and operational capability.

- We've strengthened our leadership team by blending the talents of people from inside and outside the company. All but one of our top 24 jobs now have people new to those positions in the past four years.
- We created a market-driven decision making process that has the consumer and customer firmly in the center of the process.
- We reorganized to drive decisions closer to our product markets and to drive profit and loss responsibility and accountability deeper into our organization.
- We dramatically changed our business models for original equipment, truck and private label tires, focusing on high margin products and selectivity in our choice of customers.
- We began evaluating assets outside of our core consumer and commercial truck tire businesses and moved forward with divesting selected operations. We sold our rubber plantation, Wingtack resin business and North American farm tire assets.
- We identified and then capitalized on attractive market opportunities to provide a richer product, brand and customer mix.
- We strengthened our new product capability with the ability to deliver the products that consumers want much faster.
- We significantly increased our marketing investments at a time when it was appealing to make cuts in those areas for short-term gain.
- We have improved our cost structure, although we know there are many more opportunities ahead of us to operate more efficiently.

**"Simply put, the Goodyear Assurance TripleTred is the perfect tire for the discriminating driver. I heartily congratulate your company on the innovative, award-winning TripleTred technology."**

**T.L., Attorney,**
Springfield, Ill

**"They've got a totally different focus. They realize that we need innovative products, (and that) we need a steady stream at a more rapid pace."**

Barry Levin
Highland, Ind. Dealer

While we are extremely proud of our progress in all of these areas, we will not allow ourselves to grow complacent.

We will continue our revenue building through a richer mix, using the established platform of the Seven Strategic Drivers to identify and capitalize on attractive market opportunities.

Our goal by 2008 is to further reduce our costs by $750 million to $1 billion, which will be partially offset by higher raw material and other cost increases. About one-third of the cost is expected to come from business process improvements and product reformulations. Through improved productivity techniques, Six Sigma and Lean Manufacturing, we are working toward producing more tires with fewer people and at a lower cost. We will drive lower inventory levels while continuing to improve our customer service levels.

A second initiative will be a reduction in our global manufacturing footprint with an anticipated savings of $100 million to $150 million per year. Our target is to reduce our manufacturing capacity by 15 million to 20 million tires, or approximately 8 percent to 12 percent of our high cost capacity.

In 2005, we set up a new purchasing office in China to increase our low-cost sourcing of tires, raw materials, indirect materials and capital equipment. Over the next three years, we have targeted savings of between $150 million and $200 million.

There are also opportunities to further reduce costs by simplifying the way we process transactions and the way we are organized. Another $150 million to $200 million cost reduction is expected to come from reduced selling, administrative and general expenses.

Finally, we plan to reduce working capital requirements to run the business, freeing cash that can be used to meet our financial obligations and invest in improving the performance trajectory of our businesses. Shortening the cash cycle and improving cash flow from operations creates financial flexibility.

Today we are a fundamentally different company than we were three years ago, and a considerably stronger competitor. We certainly recognize that the challenges ahead are very real. We embrace these challenges as opportunities. We look forward to each with the same capability, passion, confidence and will-to-win that have created today's business momentum.



Robert J. Keegan
*Chairman, Chief Executive Officer & President*

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

### OVERVIEW

The Goodyear Tire & Rubber Company is one of the world's leading manufacturers of tires and rubber products with one of the most recognizable brand names in the world. We have a broad global footprint with 102 manufacturing facilities in 29 countries. We operate our business through six operating segments: North American Tire; European Union Tire; Eastern Europe, Middle East and Africa Tire ("Eastern Europe Tire"); Latin American Tire; Asia Pacific Tire; and Engineered Products.

Since 2003 we have been implementing a turnaround strategy aimed at cost reductions, productivity improvements, capital structure improvements and new product developments. Throughout 2005 we continued to make progress on this strategy. In 2005 we recorded net income of $228 million compared to net income of $115 million in the comparable period of 2004. In addition, in 2005 our total segment operating income increased to nearly $1.2 billion from $946 million in 2004, reflecting an increase in segment operating income in all five of our tire segments. Total segment operating margin also improved to 5.9% in 2005 from 5.2% in 2004. See "Results of Operations — Segment Information" for additional information. Although segment operating margin in North American Tire also improved in 2005 to 1.8% from 0.9% in 2004, segment operating margin for North American Tire continues to lag behind that of our other tire segments. The improvement was driven by our strategy to focus on the higher value replacement market and being more selective in the OE market, strong performance of high performance and premium branded tires, our ability to recover higher raw material costs through pricing actions and the results of our cost reduction programs. To extend and enhance our turnaround strategy, in September 2005 we announced additional cost reduction initiatives we plan to implement over the next several years. The initiatives include reducing our high-cost manufacturing capacity by between 8 percent and 12 percent resulting in anticipated annual savings of between $100 million and $150 million. In connection with the reduction in manufacturing capacity, we anticipate incurring cash restructuring charges of approximately $150 million to $250 million over the next three years.

In 2005, we continued our transformation to a market-driven, consumer-focused company with the introduction in North America of the Fortera featuring TripleTred Technology, a premium SUV tire incorporating the same technology we introduced with the successful launch of our Assurance line of tires in 2004. In Europe, we introduced two new high performance winter tires, the Goodyear Ultra Grip 7 and Dunlop SP Winter Sport 3D, both of which have received highly favorable consumer reviews.

We also continued to make progress on our capital structure improvement plan in 2005 with the completion of three asset dispositions: (i) the sale of our Indonesian natural rubber plantation at a sale price of approximately $70 million, (ii) the sale of our Wingtack adhesive resin business in which we received approximately $55 million in cash and retained about $10 million in working capital, and (iii) the sale of the assets of our North American farm tire business to Titan International for approximately $100 million. We also announced that we are exploring the possible sale of our Engineered Products business. We also successfully lengthened a significant portion of our debt maturities with the refinancing of our primary credit facilities in April 2005. While these and other activities have improved our liquidity position, we continue to review potential divestitures of other non-core assets and other financing options, including the issuance of additional equity.

As a result of our focus on the higher margin replacement products, in 2005 we estimate that we had a slight increase in share of sales of replacement tires compared to 2004. In the OE market we estimate that our share of sales increased primarily as a result of gains in our international markets. In 2006, we estimate that industry volume for OE and replacement tires in the European Union will be flat. In North America, we estimate volume growth of about 5% for commercial OE tires and a slight decrease in volume for consumer OE tires. We also anticipate approximately 2% of growth in industry volume in both consumer and commercial replacement tires.

While our operating results continued to improve in 2005, we continue to face several challenges, including rising raw material costs (for the full year 2005 raw material costs increased approximately 11% compared to 2004), currency fluctuations, increasing competition from low-cost manufacturers, a high level of debt and significant pension funding requirements, including domestic pension funding obligations in 2006 of as much as $750 million. Subject to the outcome of pending legislation, our domestic pension obligations are expected to peak in 2006. However, we anticipate being subject to significant required pension funding obligations in 2007 and beyond. Our ability to successfully implement our turnaround strategy will depend, in large part, on our ability to address and manage these challenges. In the fourth quarter of 2005, our segment operating income declined slightly compared to the prior year. This reduction was primarily due to the impact of the hurricanes, higher than expected raw material costs and production adjustments to reduce tire inventories, particularly in Europe and Latin America.

In the fall of 2005, we implemented temporary reductions in production at our North American Tire facilities due to disruptions in the supply of certain raw materials resulting from the impact of Hurricanes Katrina and Rita. The hurricanes had an adverse impact of approximately $31 million on our results of operations in 2005 ($21 million of which related to the fourth quarter) primarily reflecting the unabsorbed fixed costs related to the temporary closures of our chemical plants on the Texas Gulf Coast and production cuts at our North American Tire plants as well as the impairment of certain assets, and loss of inventories.

Out-of-period adjustments totaled $8 million in after-tax income in the fourth quarter of 2005 and primarily related to income taxes. Of this amount, $3 million relates to prior quarters of 2005. For the year ended December 31, 2005 we recorded approximately $3 million in net after-tax expense relating to prior periods.

We remain subject to a Securities and Exchange Commission (SEC) investigation into the facts and circumstances surrounding the restatement of our historical financial statements. In connection with this investigation, we received a "Wells Notice" from the staff of the SEC in August 2005. The Wells Notice is described more fully in "Legal Proceedings" in Item 3 of Part I of the 10-K filed on February 17, 2006. Also, we remediated two material weaknesses in our internal control over financial reporting and have determined that our internal control over financial reporting was effective as of December 31, 2005.

Beginning in 2006 we will be working with the United Steelworkers of America ("USW") to extend or renegotiate the master collective bargaining agreement that covers approximately 13,600 employees in the United States and expires in July 2006. The outcome of these collective bargaining negotiations cannot presently be determined. If we are unable to reach an agreement with the USW regarding the terms of a collective bargaining agreement, we may be subject to work interruptions or stoppages that could have a material adverse impact on our consolidated results of operations, financial positions and liquidity.

Our results of operations, financial position and liquidity could be adversely affected in future periods by loss of market share or lower demand in the replacement market or the OE industry, which would result in lower levels of plant utilization and an increase in unit costs. Also, we could experience higher raw material and energy costs in future periods. These costs, if incurred, may not be recoverable due to pricing pressures present in today's highly competitive market and we may not be able to continue improving our product mix. Our future results of operations are also dependent on our ability to (i) successfully implement cost reduction programs to address, among other things, higher wage and benefit costs, and (ii) where necessary, reduce excess manufacturing capacity. We are unable to predict future currency fluctuations. Sales and earnings in future periods would be unfavorably impacted if the U.S. dollar strengthens against various foreign currencies, or if economic conditions deteriorate in the economies in which we operate. Continued volatile economic conditions or changes in government policies in emerging markets could adversely affect sales and earnings in future periods. We may also be impacted by economic disruptions associated with global events including natural disasters, war, acts of terror and civil obstructions. For additional factors that may impact our business and results of operations please see "Risk Factors" in the 2005 Form 10-K.

## RESULTS OF OPERATIONS — CONSOLIDATED

*(All per share amounts are diluted)*

### 2005 Compared to 2004

### Net Sales

Net sales in 2005 were $19.7 billion, increasing $1.4 billion or 7% compared to 2004. Net income of $228 million, or $1.16 per share, was recorded in 2005 compared to net income of $115 million, or $0.63 per share in 2004.

Net sales in 2005 for our tire segments were impacted favorably by price and product mix by approximately $737 million, primarily related to price increases to offset higher raw material costs, higher volume of approximately $186 million and foreign currency translation of approximately $175 million. Sales also increased approximately $158 million due to improvements in the Engineered Products Division, primarily related to improved price and product mix of $65 million, increased volume of $59 million and foreign currency translation of $35 million.

The following table presents our tire unit sales for the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| (In millions of tires) | 2005 | 2004 | % Change |
| **Replacement Units** | | | |
| North American Tire (U.S. and Canada) | 71.2 | 70.8 | 0.5% |
| International | 90.8 | 88.8 | 2.2% |
| **Total** | 162.0 | 159.6 | 1.5% |
| **OE Units** | | | |
| North American Tire (U.S. and Canada) | 30.7 | 31.7 | (3.3)% |
| International | 33.7 | 32.0 | 5.5% |
| **Total** | 64.4 | 63.7 | 1.1% |
| **Goodyear worldwide tire units** | 226.4 | 223.3 | 1.4% |

Worldwide replacement unit sales in 2005 increased from 2004 due primarily to improvements in European Union Tire. OE unit sales in 2005 increased from 2004 due primarily to improvements in Asia Pacific Tire, Latin American Tire and Eastern Europe Tire.

### Cost of Goods Sold

Cost of goods sold (CGS) was $15.8 billion in 2005, an increase of $1.1 billion, or 7% compared to the 2004 period. CGS decreased to 80.0% of sales in 2005 compared to 80.1% in 2004. CGS for our tire segments in 2005 increased due to higher raw material costs of approximately $526 million, higher volume of approximately $146 million, product mix-related manufacturing cost increases of approximately $141 million and foreign currency translation of approximately $71 million. Partially offsetting these increases were decreased costs of $37 million from rationalization activities and $42 million of lower other post-employment benefit costs (OPEB). Also included in these costs were $21 million of hurricane related expenses. CGS also increased by $168 million in the Engineered Products Division primarily related to higher conversion costs of $33 million, increased raw material costs of $30 million, increased foreign currency translation of $28 million, higher volume of $26 million and $21 million of mix.

Research and development expenditures are expensed in CGS as incurred and were $365 million in 2005, compared to $364 million in 2004. Research and development expenditures in 2006 are expected to be approximately $360 million to $370 million.

### Selling, Administrative and General Expense

Selling, administrative and general expense (SAG) was $2.9 billion in 2005, an increase of $42 million or 1% compared to 2004. SAG in 2005 was 14.6% of sales, compared to 15.4% in 2004. The increase in our tire segments was driven primarily by wage and benefits expenses that increased by nearly $46 million, which included an OPEB savings of $11 million, when compared to 2004. Foreign currency translation, primarily in Latin American Tire, increased SAG in 2005 by approximately $14 million. In addition, SAG increased by $16 million due to our acquisition and consolidation of the remaining 50% interest of a Swedish retail subsidiary during the third quarter of 2004. $10 million of costs related to hurricanes also impacted SAG in 2005. SAG in 2005 included expenses for professional fees associated with the restatement and SEC investigation as well as costs for Sarbanes-Oxley compliance. These costs decreased $26 million and $11 million, respectively from 2004 levels. In addition, rationalization activities decreased SAG by $8 million.

### Interest Expense

Interest expense increased by $42 million in 2005 from $369 million in 2004, primarily as a result of higher average interest rates, debt levels and interest penalties. We expect interest expense to increase in 2006 primarily due to higher interest rates.

### Other (Income) and Expense

Other (income) and expense was $70 million of expense in 2005, an increase of $47 million compared to $23 million of expense in 2004. Income from settlements with certain insurance companies related to environmental insurance coverage decreased $128 million in 2005 from 2004. General and product liability-discontinued product expense decreased $44 million from 2004 primarily due to $32 million of insurance settlements received in 2005. 2005 also included greater net losses on asset sales of $32 million, primarily due to the $73 million loss on the sale of the Farm Tire business in North American Tire. These factors were partially offset by insurance recoveries in 2005 related to fire losses experienced in 2004 at company facilities in Germany, France and Thailand, which reduced expenses by $26 million from 2004. Interest income increased $25 million in 2005 due to higher average cash balances and higher interest rates, and income from equity in earnings of affiliates increased by $3 million in 2005. Expense from financing fees and financial instruments decreased $8 million compared to 2004.

For further information, refer to the Note to the Consolidated Financial Statements No. 3, Other (Income) and Expense.

### Income Taxes

For 2005, we recorded tax expense of $250 million on income before income taxes and cumulative effect of accounting change and minority interest in net income of subsidiaries of $584 million. For 2004, we recorded tax expense of $208 million on income before income taxes and minority interest in net income of subsidiaries of $381 million.

The difference between our effective tax rate and the U.S. statutory rate was due primarily to our continuing to maintain a full valuation allowance against our net Federal and state deferred tax assets.

Income tax expense in 2005 and 2004 includes net favorable tax adjustments totaling $27 million and $60 million, respectively. These adjustments related primarily to the release of certain foreign valuation allowances for 2005 and primarily for the settlement of prior years' tax liabilities in 2004.

The American Job Creation Act of 2004 (the Act) was signed into law in October 2004 and replaces an export incentive with a deduction from domestic manufacturing income. As we are both an exporter and a domestic manufacturer and in a U.S. tax loss position, this change did not have a material impact on our income tax provision for 2005. It also provided for a special one-time tax deduction of 85% of certain foreign earnings that were repatriated no later than 2005. We evaluated the effects of this provision in light of our 2005 U.S. loss position and determined not to repatriate under the provisions of the Act as it would not provide a tax benefit to us.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is probable that our positions will be sustained when challenged by the taxing authorities. As of December 31, 2005, we had not recognized tax benefits of approximately $157 million ($118 million net of minority interest in net income of subsidiaries) relating to the reorganization of certain legal entities in 2001, which is the subject of a tax examination that could be settled in 2006. Pursuant to the reorganization, our tax payments have been reduced by approximately $67 million through December 31, 2005. Should the ultimate outcome be unfavorable, we would be required to make a cash payment, with interest, for all tax benefits claimed as of that date.

For further information, refer to the Note to the Consolidated Financial Statements No. 13, Income Taxes.

**Rationalization Activity**

To maintain global competitiveness, we have implemented rationalization actions over the past several years for the purpose of reducing excess capacity, eliminating redundancies and reducing costs. We recorded net rationalization costs of $11 million in 2005 and $56 million in 2004.

*2005*

Rationalization charges in 2005 consisted of manufacturing associate reductions, retail store reductions, IT associate reductions, and a sales function reorganization in European Union Tire; manufacturing and administrative associate reductions in Eastern Europe Tire; sales, marketing, and research and development associate reductions in Engineered Products; and manufacturing and corporate support group associate reductions in North American Tire.

For 2005, $11 million of net charges were recorded, which included $29 million of new rationalization charges. The charges were partially offset by $18 million of reversals of rationalization charges no longer needed for their originally-intended purposes. The $18 million of reversals consisted of $11 million of associate-related costs for plans initiated in 2004 and 2003, and $7 million primarily for non-cancelable leases that were exited during the first quarter related to plans initiated in 2001 and earlier. The $29 million of new charges primarily represented associate-related costs and consist of $26 million for plans initiated in 2005 and $3 million for plans initiated in 2004 and 2003. Approximately 900 associates will be released under the programs initiated in 2005, of which approximately 425 were released by December 31, 2005.

In 2005, $35 million was incurred primarily for associate severance payments, $1 million for cash pension settlement benefit costs, $1 million for non-cash pension and postretirement special termination benefit costs, and $8 million was incurred primarily for non-cancelable lease costs.

The accrual balance of $34 million at December 31, 2005 includes approximately $10 million related to long-term non-cancelable lease costs and approximately $24 million of employee severance and other costs that are expected to be substantially utilized within the next twelve months.

*2004*

2004 rationalization activities consisted primarily of warehouse, manufacturing and sales and marketing associate reductions in Engineered Products, a farm tire manufacturing consolidation in European Union Tire, administrative associate reductions in North American Tire, European Union Tire and corporate functional groups, and manufacturing sales and research and development associate reductions in North American Tire. In fiscal year 2004, net charges were recorded totaling $56 million. The net charges included reversals of $39 million related to reserves from rationalization actions no longer needed for their originally-intended purpose, and new charges of $95 million. Included in the $95 million of new charges was $77 million for plans initiated in 2004. Approximately 1,165 associates will be released under programs initiated in 2004, of which approximately 1,085 have been released to date (445 in 2005 and 640 in 2004). The costs of the 2004 actions consisted of $40 million related to future cash outflows, primarily for associate severance costs, including $32 million in non-cash pension curtailments and postretirement benefit costs and $5 million of non-cancelable lease costs and other exit costs. Costs in 2004 also included $16 million related to plans initiated in 2003, consisting of $14 million for non-cancelable lease costs and other exit costs and $2 million of associate severance costs. The reversals are primarily the result of lower than initially estimated associate severance costs of $35 million and lower leasehold and other exit costs of $4 million. Of the $35 million of associate severance cost reversals, $12 million related to previously-approved plans in Engineered Products that were reorganized into the 2004 warehouse, manufacturing, and sales and marketing associate reductions.

*General*

In 2006, we estimate savings of approximately $39 million (approximately $25 million in CGS and approximately $14 million in SAG) for plans initiated in 2005. The savings realized in 2005 for the 2005 plans totaled approximately $4 million. We estimate that CGS and SAG were reduced in 2005 by approximately $19 million and $26 million, respectively, as a result of the implementation of the 2004 plans. 2005 savings related to 2004 rationalization activities did not achieve expected levels primarily due to plan changes and implementation delays.

For further information, refer to the Note to the Consolidated Financial Statements No. 2, Costs Associated with Rationalization Programs.

**Cumulative Effect of Accounting Change**

We adopted FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47) an interpretation of FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143) on December 31, 2005. FIN 47 requires that the fair value of a liability for an asset retirement obligation (ARO) be recognized in the period in which it is incurred and the settlement date is estimable, and is capitalized as part of the carrying amount of the related tangible long-lived asset. Our AROs are primarily associated with the cost of removal and disposal of asbestos.

Upon adoption of FIN 47, on December 31, 2005, we recognized a non-cash cumulative effect charge of approximately $11 million, net of taxes and minority interest of $3 million.

**2004 compared to 2003**

**Net Sales**

Net sales in 2004 were $18.4 billion, an increase of $3.3 billion compared to 2003. Net income of $115 million, or $0.63 per share, was recorded in 2004. A net loss of $807 million, or $4.61 per share, was recorded in 2003. The 2004 net sales increase was primarily related to the consolidation of two affiliates deemed to be variable interest entities, SPT and Tire & Wheels Assemblies (T&WA), in January 2004. The consolidation of these businesses increased net sales in 2004 by approximately $1.2 billion. Additionally, in our tire segments improved price and product mix improvements, primarily in North American Tire, increased 2004 net sales by approximately $762 million. Higher unit volume in North American Tire, Latin American Tire, Eastern Europe Tire and European Union Tire had a favorable impact on 2004 net sales of approximately $412 million. Currency translation, mainly in Europe, favorably affected 2004 net sales by approximately $507 million. Sales also increased approximately $267 million due to improvements in the Engineered Products Division, primarily related to improved volume of $194 million, price and product mix of $37 million and currency translation of approximately $35 million.

The following table presents our tire unit sales for the periods indicated:

| (In millions of tires) | Year Ended December 31, 2004 | 2003 | % Change |
|---|---|---|---|
| **Replacement Units** | | | |
| North American Tire (U.S. and Canada) | 70.8 | 68.6 | 3.2% |
| International | 88.8 | 82.0 | 8.3% |
| **Total** | 159.6 | 150.6 | 6.0% |
| **OE Units** | | | |
| North American Tire (U.S. and Canada) | 31.7 | 32.6 | (2.6)% |
| International | 32.0 | 30.3 | 5.4% |
| **Total** | 63.7 | 62.9 | 1.2% |
| **Goodyear worldwide tire units** | 223.3 | 213.5 | 4.6% |

Worldwide replacement unit sales in 2004 increased from 2003, due primarily to the consolidation of SPT and improvement in North American Tire, Latin American Tire and Eastern Europe Tire. OE unit sales in 2004 increased from 2003 due primarily to the consolidation of SPT and improvement in Eastern Europe Tire, Latin American Tire and European Union Tire.

**Cost of Goods Sold**

Cost of goods sold (CGS) was $14.7 billion in 2004, an increase of $2.2 billion compared to 2003. CGS was 80.1% of sales in 2004, compared to 82.7% in 2003. CGS in 2004 increased by approximately $1.0 billion due to the previously mentioned consolidation of SPT and T&WA in accordance with FIN 46R. CGS for our tire segments in 2004 increased by approximately $310 million in 2004 due to higher volume and approximately $382 million due to currency translation, primarily in Europe. Manufacturing costs related to changes in product mix increased 2004 CGS by approximately $175 million. In addition, 2004 raw material costs increased by approximately $268 million, although conversion costs were flat. Savings from rationalization programs totaling approximately $107 million favorably affected CGS in 2004. CGS in 2004 also includes a fourth quarter benefit of approximately $23 million resulting from a settlement with certain suppliers of various raw materials. CGS also increased $183 million in the Engineered Products Division primarily related to higher volume of $119 million and translation of $27 million.

Research and development expenditures were $364 million in 2004, compared to $339 million in 2003.

**Selling, Administrative and General Expense**

Selling, administrative and general expense (SAG) was $2.8 billion in 2004, an increase of $0.5 billion compared to 2003. SAG in 2004 was 15.4% of sales, compared to 15.7% in 2003. SAG increased by approximately $200 million in 2004 due to the previously mentioned consolidation of SPT and T&WA in accordance with FIN 46R. SAG in 2004 included expenses of approximately $30 million for professional fees associated with the restatement and SEC investigation, and approximately $25 million for Sarbanes-Oxley compliance. Currency translation, in our tire segments, primarily in Europe, increased SAG in 2004 by approximately $98 million. Advertising expenses were approximately $46 million higher due in part to the launch of the Assurance tire in North America, and wage and benefit costs rose by approximately $46 million. SAG in 2004 benefited from approximately $28 million in savings from rationalization programs.

**Interest Expense**

Interest expense in 2004 was $369 million, an increase of $73 million compared to $296 million in 2003. Interest expense increased in 2004 from 2003 due to higher average debt levels, higher average interest rates and the April 1, 2003 restructuring and refinancing of our credit facilities.

**Other (Income) and Expense**

Other (income) and expense was $23 million of expense in 2004, a decrease of $294 million compared to $317 million of expense in 2003. The decrease in expense was primarily due to settlements with certain insurance companies related to environmental insurance coverage which provided additional income of $157 million in 2004. General and product liability-discontinued product net expense in 2004 related to Entran II decreased $138 million and net expense from asbestos claims increased by $53 million. Expense from insurance fire deductible in 2004 was $12 million related to fires in 2004 at company facilities in Germany, France and Thailand. Net loss on asset sales decreased $21 million in 2004, primarily related to a loss of $18 million on the sale of 20,833,000 shares of common stock of Sumitomo Rubber Industries, Ltd. in 2003. Equity in earnings of affiliates increased $23 million in 2004, primarily due to improved results at Rubbernetwork.com and the consolidation of SPT. Our share of losses at SPT was included in 2003 in Equity in earnings of affiliates.

**Income Taxes**

For 2004, we recorded tax expense of $208 million on income before income taxes and minority interest in net income of subsidiaries of $381 million. For 2003, we recorded tax expense of $117 million on a loss before income taxes and minority interest in net income of subsidiaries of $657 million.

The difference between our effective tax rate and the U.S. statutory rate was due primarily to our continuing to maintain a full valuation allowance against our net U.S. Federal and state deferred tax assets.

Income tax expense in 2004 includes net favorable tax adjustments totaling $60 million. These adjustments related primarily to the settlement of prior years' tax liabilities.

**Rationalization Activity**

To maintain global competitiveness, we have implemented rationalization actions over the past several years for the purpose of reducing excess capacity, eliminating redundancies and reducing costs. We recorded net rationalization costs of $56 million in 2004 and $291 million in 2003.

*2004*

2004 rationalization activities consisted primarily of warehouse, manufacturing and sales and marketing associate reductions in Engineered Products, a farm tire manufacturing consolidation in European Union Tire, administrative associate reductions in North American Tire, European Union Tire and corporate functional groups, and manufacturing, sales and research and development associate reductions in North American Tire. In fiscal year 2004, net charges were recorded totaling $56 million. The net charges included reversals of $39 million related to reserves from rationalization actions no longer needed for their originally-intended purpose, and new charges of $95 million. Included in the $95 million of new charges were $77 million for plans initiated in 2004. Approximately 1,165 associates will be released under programs initiated in 2004, of which approximately 1,085 associates have been released to date (445 in 2005 and 640 in 2004). The costs of the 2004 actions consisted of $40 million related to future cash outflows, primarily for associate severance costs, including $32 million in non-cash pension curtailments and postretirement benefit costs and $5 million of non-cancelable lease costs and other exit costs. Costs in 2004 also included $16 million related to plans initiated in 2003, consisting of $14 million for non-cancelable lease costs and other exit costs and $2 million of associate severance costs. The reversals are primarily the result of lower than initially estimated associate severance costs of $35 million and lower leasehold and other exit costs of $4 million. Of the $35 million of associate severance cost reversals, $12 million related to previously-approved plans in Engineered Products that were reorganized into the 2004 warehouse, manufacturing, and sales and marketing associate reductions.

*2003*

In 2003, net charges were recorded totaling $291 million. The net charges included reversals of $16 million related to reserves from rationalization actions no longer needed for their originally intended purpose, and new charges of $307 million. The 2003 rationalization actions consisted of manufacturing, research and development, administrative and retail consolidations in North America, Europe and Latin America. Of the $307 million of new charges, $175 million related to future cash outflows, primarily associate severance costs, and $132 million related primarily to non-cash special termination benefits and pension and retiree benefit curtailments. Approximately 4,300 associates have been released under the programs initiated in 2003, of which approximately 100 were exited in 2005, approximately 1,500 were exited during 2004 and approximately 2,700 were exited in 2003. The reversals are primarily the result of lower than initially estimated associate-related payments of approximately $12 million, favorable sublease contract signings in the European Union of approximately $3 million and lower contract termination costs in the United States of approximately $1 million.

As part of the 2003 rationalization program, we closed our Huntsville, Alabama tire facility in the fourth quarter of 2003. Of the $307 million of new rationalization charges in 2003, approximately $138 million related to the Huntsville closure and were primarily for associate-related costs, including severance, special termination benefits and pension and retiree benefit curtailments. The Huntsville closure also resulted in charges to CGS of approximately $35 million for asset impairments and $85 million for accelerated depreciation and the write-off of spare parts. In addition, 2003 CGS included charges totaling approximately $8 million to write-off construction in progress related to the research and development rationalization plan, and approximately $5 million for accelerated depreciation on equipment taken out of service at European Union Tire's facility in Wolverhampton, England.

## RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The FASB has issued Statement of Financial Accounting Standards No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4" (SFAS 151). The provisions of SFAS 151 are intended to eliminate narrow differences between the existing accounting standards of the FASB and the International Accounting Standards Board (IASB) related to inventory costs, in particular, the treatment of abnormal idle facility expense, freight, handling costs and spoilage. SFAS 151 requires that these costs be recognized as current period charges regardless of the extent to which they are considered abnormal. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We early adopted SFAS 151 in 2005. The adoption of SFAS 151 did not have a significant impact on our results of operations or financial position.

The FASB has issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R) which replaced SFAS 123 and superseded Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under the provisions of SFAS 123R, companies are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exception). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. On April 14, 2005, the SEC approved a delay to the effective date of SFAS 123R. Under the new SEC rule, SFAS 123R is effective for annual periods that begin after June 15, 2005. SFAS 123R applies to all awards granted, modified, repurchased or cancelled by us after December 31, 2005 and to unvested awards at the date of adoption. We will adopt SFAS 123R in the first quarter of 2006. In 2006, we will recognize approximately $15 million in expense for stock options, which were previously not expensed under APB 25.

The FASB issued FSP FAS 123R-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123R" (FSP 123R-2) in October 2005. FSP 123R-2 provides guidance on the application of grant date as defined in SFAS No. 123R. In accordance with this standard, a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS 123R, and it is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154). SFAS 154 is a replacement of Accounting Principles Board No. 20, "Accounting Changes" and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. We will adopt this pronouncement beginning in fiscal year 2006.

In June 2005, the FASB staff issued FASB Staff Position 143-1 "Accounting for Electronic Equipment Waste Obligations" (FSP 143-1) to address the accounting for obligations associated with the Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the "Directive") adopted by the European Union (EU). The Directive effectively obligates a commercial user to incur costs associated with the retirement of a specified asset that qualifies as historical waste equipment. The commercial user should apply the provisions of SFAS 143 and FIN 47. FSP 143-1 shall be applied the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable EU-member country. We adopted the FSP at certain of our European operations where applicable legislation was adopted. The impact of the adoption on the consolidated financial statements was not significant.

## CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results could differ from those estimates. Significant estimates include:

- general and product liability and other litigation,
- workers' compensation,
- recoverability of goodwill and other intangible assets,
- deferred tax asset valuation allowance and uncertain income tax positions, and
- pension and other postretirement benefits.

On an ongoing basis, management reviews its estimates, based on currently available information. Changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods.

*General and Product Liability and Other Litigation.* General and product liability and other recorded litigation liabilities are recorded based on management's analysis that a loss arising from these matters is probable. If the loss can be reasonably estimated, we record the amount of the estimated loss. If the loss is estimated using a range and no point within the range is more probable than another, we record the minimum amount in the range. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Loss ranges are based upon the specific facts of each claim or class of claim and were determined after review by counsel. Court rulings on our cases or similar cases could impact our assessment of the probability and estimate of our loss, which could have an impact on our reported results of operations, financial position and liquidity. We record insurance recovery receivables related to our litigation claims when it is probable we will receive reimbursement from the insurer. Specifically, we are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to asbestos 1) in certain rubber encapsulated products or aircraft braking systems manufactured by us in the past, or 2) in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in state and Federal courts.

We engage an independent asbestos valuation firm to review our existing reserves for pending claims, provide a reasonable estimate of the liability associated with unasserted asbestos claims, and determine our receivables from probable insurance recoveries.

A significant assumption in our estimated liability is that it represents our estimated liability through 2009, which represents the period over which the liability can be reasonably estimated. Due to the difficulties in making these estimates, analysis based on new data and/or changed circumstances arising in the future could result in an increase in the recorded obligation in an amount that cannot be reasonably estimated, and that increase could be significant. We had recorded liabilities for both asserted and unasserted claims, inclusive of defense costs, totaling $104 million at December 31, 2005 and $119 million at December 31, 2004. The portion of the liability associated with unasserted asbestos claims and related defense costs was $31 million at December 31, 2005 and $38 million at December 31, 2004. At December 31, 2005, our liability with respect to asserted claims and related defense costs was $73 million, compared to $81 million at December 31, 2004.

We maintain primary insurance coverage under coverage-in-place agreements as well as excess liability insurance with respect to asbestos liabilities. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery. This determination is based on consultation with our outside legal counsel and giving consideration to relevant factors, including the ongoing legal proceedings with certain of our excess coverage insurance carriers, their financial viability, their legal obligations and other pertinent facts.

The valuation firm also assisted us in valuing receivables recorded for probable insurance recoveries. Based upon the model employed by the valuation firm, as of December 31, 2005, (i) we had recorded a receivable related to asbestos claims of $53 million, compared to $108 million at December 31, 2004, and (ii) we expect that approximately 50% of asbestos claim related losses would be recoverable up to our accessible policy limits. The receivable recorded consists of an amount we expect to collect under coverage-in-place agreements with certain primary carriers as well as an amount we believe is probable of recovery from certain of our excess coverage insurance carriers. Of this amount, $9 million was included in Current Assets as part of Accounts and Notes receivable at December 31, 2005 and 2004.

In addition to our asbestos claims, we are a defendant in various lawsuits related to our Entran II rubber hose product. During 2004, we entered into a settlement agreement to address a substantial portion of our Entran II liabilities. The claims associated with the plaintiffs that opted not to participate in the settlement will be evaluated in a manner consistent with our other litigation claims. We had recorded liabilities related to Entran II claims totaling $248 million at December 31, 2005 and $307 million at December 31, 2004.

*Workers' Compensation.* We recorded liabilities, on a discounted basis, totaling $250 million and $231 million for anticipated costs related to workers' compensation at December 31, 2005 and 2004, respectively. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience, and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically update our loss development factors based on actuarial analyses. At December 31, 2005, the liability was discounted using the risk-free rate of return.

For further information on general and product liability and other litigation, environmental matters and workers' compensation, refer to the Note to the Consolidated Financial Statements No. 17, Commitments and Contingencies.

*Recovery of Goodwill and Other Intangible Assets.* Generally accepted accounting principles do not permit goodwill or other intangible assets with indefinite lives to be amortized. Rather, these assets must be tested annually for impairment. The impairment testing would have to be performed more frequently than on an annual basis as a result of the occurrence of a potential indicator of impairment.

For purposes of our annual impairment testing, which is conducted during the third quarter each year, we determine the estimated fair values of our reporting units using a valuation methodology based upon an EBITDA multiple using comparable companies in the global automotive industry sector. The EBITDA multiple is adjusted if necessary to reflect local market conditions and recent transactions. The EBITDA of the reporting units are adjusted to exclude certain non-recurring or unusual items and corporate charges.

EBITDA is based upon a combination of historical and forecasted results. Significant decreases in EBITDA in future periods could be an indication of a potential impairment. Additionally, valuation multiples in the global automotive industry sector would have to decline in excess of 50% to indicate a potential goodwill impairment.

Goodwill totaled $637 million and other intangible assets with indefinite lives totaled $110 million at December 31, 2005. We completed our 2005 annual valuation during the third quarter of 2005. The valuation indicated that there was no impairment of goodwill or other intangible assets with indefinite lives.

*Deferred Tax Asset Valuation Allowance and Uncertain Income Tax Positions.* At December 31, 2005 and 2004, we had valuation allowances aggregating $2 billion against all of our net Federal and state and some of our foreign net deferred tax assets.

The valuation allowance was calculated in accordance with the provisions of SFAS 109 which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. In accordance with SFAS 109, evidence, such as operating results during the most recent three-year period, is given more weight than our expectations of future profitability, which are inherently uncertain. Our losses in the U.S., and certain foreign locations in recent periods represented sufficient negative evidence to require a full valuation allowance against our net Federal, state and certain of our foreign deferred tax assets under SFAS 109. We intend to maintain a valuation allowance against our net deferred tax assets until sufficient positive evidence exists to support realization of such assets.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is probable that our positions will be sustained when challenged by the taxing authorities. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective tax rate in a given period could be materially affected. An unfavorable tax settlement would require use of our cash and result in an increase in our effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution.

*Pensions and Other Postretirement Benefits.* Our recorded liability for pensions and postretirement benefits other than pensions is based on a number of assumptions, including:

- life expectancies,
- retirement rates,
- discount rates,
- long term rates of return on plan assets,
- future compensation levels,
- future health care costs, and
- maximum company-covered benefit costs.

Certain of these assumptions are determined with the assistance of outside actuaries. Assumptions about life expectancies, retirement rates, future compensation levels and future health care costs are based on past experience and anticipated future trends, including an assumption about inflation. The discount rate for our U.S. plans is derived from a portfolio of corporate bonds from issuers rated AA- or higher by Standard & Poor's as of December 31 and is reviewed annually. The total cash flows provided by the portfolio are similar to the timing of our expected benefit payment cash flows. The long term rate of return on plan assets is based on the compound annualized return of our U.S. pension fund over periods of 15 years or more, asset class return expectations and long term inflation. These assumptions are regularly reviewed and revised when appropriate, and changes in one or more of them could affect the amount of our recorded net expenses for these benefits. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience and expectations for the future. If the actual experience differs from expectations, our financial position, results of operations and liquidity in future periods could be affected.

The discount rate used in determining the total liability for our U.S. pension and postretirement plans was 5.50% at December 31, 2005, compared to 5.75% at December 31, 2004 and 6.25% for December 31, 2003. The decrease in the rate was due primarily to lower interest rates on long term highly rated corporate bonds. As a result, interest cost included in our net periodic pension cost decreased to $294 million in 2005, compared to $300 million in 2004 and $295 million in 2003. Interest cost included in our worldwide net periodic postretirement benefit cost was $149 million in 2005, compared to $188 million in 2004 and $174 million in 2003. Interest cost was lower in 2005 as a result of the reduction in the postretirement liability due to Medicare Part D. The weighted average remaining service period for employees covered by our U.S. plans is approximately 13 years.

The following table presents the sensitivity of our U.S. projected pension benefit obligation, accumulated other postretirement obligation, shareholders' equity, and 2006 expense to the indicated increase/decrease in key assumptions:

| | | +/− Change at December 31, 2005 | | |
|---|---|---|---|---|
| (Dollars in millions) | Change | PBO/ABO | Equity | 2006 Expense |
| **Pensions:** | | | | |
| *Assumption:* | | | | |
| Discount rate | +/− 0.5% | $ 340 | $ 340 | $30 |
| Actual return on assets | +/− 1.0% | N/A | 30 | 5 |
| Estimated return on assets | +/− 1.0% | N/A | N/A | 34 |
| **Postretirement Benefits:** | | | | |
| *Assumption:* | | | | |
| Discount rate | +/− 0.5% | $ 103 | N/A | $ 2 |
| Health care cost trends — total cost | +/− 1.0% | 11 | N/A | 1 |

The continuous decline in U.S. discount rates, have largely contributed to an unrecognized actuarial loss of $1,646 million in our U.S. pension plans as of December 31, 2005. For purposes of determining 2005 U.S. net periodic pension expense, our funded status was such that we recognized $86 million of the unrecognized actuarial loss in 2005. We will recognize approximately $95 million of unrecognized actuarial losses in 2006. Given no change to the assumptions at our December 31, 2005 measurement, actuarial loss recognition will remain at an amount near that to be recognized in 2006 over the next few years before it begins to gradually decline.

The actual rate of return on our U.S. pension fund was 8.5%, 12.1% and 23.5% in 2005, 2004 and 2003, respectively, as compared to the expected rate of return of 8.5%.

This decline in U.S. discount rates also produced a large portion of the unrecognized actuarial loss of $355 million in our worldwide postretirement plans as of December 31, 2005. The unrecognized actuarial loss decreased from 2004 primarily due to a gain from the recognition of Medicare Part D. For purposes of determining 2005 worldwide net periodic postretirement cost, we recognized $10 million of the unrecognized actuarial loss in 2005. We will recognize approximately $13 million of unrecognized actuarial losses in 2006. If our future experience is consistent with our assumptions as of December 31, 2005, actuarial loss recognition will gradually decline from the 2006 levels.

For further information on pensions and postretirement benefits, refer to the Note to the Consolidated Financial Statements No. 12, Pensions, Other Postretirement Benefits and Savings Plans.

## RESULTS OF OPERATIONS — SEGMENT INFORMATION

Segment information reflects our strategic business units (SBUs), which are organized to meet customer requirements and global competition. The Tire business is managed on a regional basis. Engineered Products is managed on a global basis.

Effective January 1, 2005 our former Chemical Products Segment was integrated into North American Tire. Intercompany sales from Chemical Products to other segments are no longer reflected in our segment sales. In addition, segment operating income from intercompany sales from Chemical Products to other segments is no longer reflected in our total segment operating income.

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Segment operating income includes transfers to other SBUs. Segment operating income is computed as follows: Net Sales less CGS (excluding accelerated depreciation charges and asset impairment charges) and SAG (including certain allocated corporate administrative expenses). Segment operating income also includes equity in (earnings) losses of most unconsolidated affiliates. Equity in (earnings) losses of certain unconsolidated affiliates, including SPT (in 2003) and Rubbernetwork.com, are not included in segment operating income. Segment operating income does not include rationalization charges (credits) and certain other items. Segment assets include those assets under the management of the SBU.

Total segment operating income was nearly $1.2 billion in 2005, $946 million in 2004 and $419 million in 2003. Total segment operating margin (segment operating income divided by segment sales) in 2005 was 5.9%, compared to 5.2% in 2004 and 2.8% in 2003.

Management believes that total segment operating income is useful because it represents the aggregate value of income created by our SBUs and excludes items not directly related to the SBUs for performance evaluation purposes. Total segment operating income is the sum of the individual SBUs' segment operating income, as determined in accordance with Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information." Refer to the Note to the Consolidated Financial Statements No. 15, Business Segments, for further information and for a reconciliation of total segment operating income to Income (Loss) before Income Taxes and Cumulative Effect of Accounting Change.

**North American Tire**

| | Year Ended December 31, | | |
|---|---|---|---|
| (In millions) | 2005 | 2004 | 2003 |
| Tire Units | 101.9 | 102.5 | 101.2 |
| Net Sales | $9,091 | $8,569 | $7,279 |
| Operating Income (Loss) | 167 | 74 | (103) |
| Operating Margin | 1.8% | 0.9% | (1.4)% |

*2005 Compared to 2004*

North American Tire unit sales in 2005 decreased 0.6 million units or 0.6% from 2004. Replacement unit sales in 2005 increased 0.4 million units or 0.5% from 2004. OE volume in 2005 decreased 1.0 million units or 3.3% from 2004 due primarily to a slowdown in the automotive industry that resulted in lower levels of vehicle production and our selective fitment strategy in the consumer OE business.

Net sales in 2005 increased $522 million or 6% from 2004. Net sales in 2005 increased approximately $353 million due primarily to price increases to offset higher raw material costs and improved mix resulting from our strategy to focus on the higher value consumer replacement market and greater selectivity in the consumer OE market. Also, positively impacting sales in the period was a growth in other tire related businesses including T&WA, our consolidated affiliate, of approximately $167 million, as well as translation of $33 million. The improvements were offset by a decrease in volume of approximately $31 million.

Operating income in 2005 increased $93 million or 126% compared to 2004. The improvement was due to our tire business' improved price and product mix of approximately $244 million, driven by factors described above, lower conversion costs of $85 million, primarily related to the implementation of cost reduction initiatives resulting in productivity improvements, lower other post-employment benefit costs (OPEB) costs and rationalization activities, and lower segment SAG costs of approximately $8 million. The decrease is SAG costs was primarily related to lower OPEB and lower general and product liability expenses, partially offset by higher wage and benefit costs. Also positively impacting our operating income was an approximate $46 million improvement in the earnings of our retail, external chemicals and other tire related businesses. The 2005 period was unfavorably impacted by increased raw material costs of approximately $283 million in our tire business and $25 million of costs associated with the hurricanes.

In connection with our master contract with the USW, employees represented by the USW did not receive service credit under the U.S. hourly pension plan for a two year period ended October 2005. As a result, pension expense was reduced in 2005 and 2004 by approximately $43 million and $44 million, respectively.

Operating income did not include net rationalization charges (credits) totaling $(8) million in 2005 and $9 million in 2004. In addition, operating income did not include losses on asset sales of $43 million in 2005 and $13 million in 2004.

*2004 Compared to 2003*

North American Tire unit sales in 2004 increased 1.3 million units or 1.3% from 2003. Replacement unit sales in 2004 increased 2.2 million units or 3.2% from 2003. OE volume in 2004 decreased 0.9 million units or 2.6% from 2003. Replacement unit volume in 2004 increased from 2003 due primarily to higher sales of Goodyear brand tires. OE unit sales in 2004 decreased from 2003 due primarily to a slowdown in the automotive industry that resulted in lower levels of vehicle production and our selective fitment strategy in the consumer OE business.

Net sales in 2004 increased $1.3 billion or 18% from 2003. Net sales in 2004 increased $524 million from 2003 due to the consolidation of T&WA in January 2004 in accordance with FIN 46. Sales were also favorably affected by approximately $312 million resulting from favorable price and product mix, due primarily to strong sales of Goodyear brand consumer tires and commercial tires. In addition, net sales benefited by approximately $271 million due to increased volume, mainly in the commercial OE and consumer replacement and retail markets. External chemical sales increased approximately $189 million primarily from increased price and improved volume.

Operating income in 2004 increased $177 million or 172% from 2003. Operating income in 2004 rose from 2003 due primarily to improvements in price and product mix of approximately $201 million, primarily in the consumer and commercial replacement markets. In addition, operating income benefited by approximately $65 million from increased volume, primarily in the consumer replacement, commercial OE and retail markets. Operating income was favorably affected by savings from rationalization programs totaling approximately $78 million. Operating income in 2004 was unfavorably impacted by increased raw material costs of approximately $99 million and higher transportation costs of $32 million. SAG in 2004 was approximately $58 million higher than in 2003, due in part to increased advertising costs of approximately $25 million and increased compensation and benefits costs of approximately $12 million. External chemical operating income improved approximately $14 million due to improved price and product mix and higher volume.

Operating income did not include net rationalization charges totaling $9 million in 2004 and $192 million in 2003. In addition, operating income did not include losses on asset sales of $13 million in 2004 and $4 million in 2003.

**European Union Tire**

| | Year Ended December 31, | | |
|---|---|---|---|
| (In millions) | 2005 | 2004 | 2003 |
| Tire Units | 64.3 | 62.8 | 62.3 |
| Net Sales | $4,676 | $4,476 | $3,922 |
| Operating Income | 317 | 253 | 130 |
| Operating Margin | 6.8% | 5.7% | 3.3% |

*2005 Compared to 2004*

European Union Tire Segment unit sales in 2005 increased 1.5 million units or 2.4% from 2004. Replacement unit sales increased 2.1 million units or 5.0% due primarily to share gains in the consumer market. OE volume decreased 0.6 million units or 3.4% due to overall softness in markets in the region.

Net sales in 2005 increased $200 million or 4% from 2004. The increase was due primarily to price and product mix of approximately $214 million, driven by price increases to offset higher raw material costs and a favorable mix toward the consumer replacement and commercial markets. Also contributing to the sales increase was a volume increase of approximately $95 million, largely due to increases in the consumer replacement market. This improvement was partially offset by the lower sales in other tire related businesses of $62 million, primarily due to the closure and sale of retail locations, and unfavorable currency translation totaling approximately $43 million.

Operating income in 2005 increased $64 million or 25% compared to 2004 due to improvements in price and product mix of approximately $145 million driven by price increases to offset higher raw material costs and the continued shift towards high performance, ultra-high performance and commercial tires. Also positively impacting operating income was higher volume of $23 million. Operating income was adversely affected by higher raw material costs of approximately $60 million, higher pension costs in the United Kingdom of $23 million, primarily due to a lower discount rate, and higher SAG expenses of approximately $18 million, primarily related to higher distribution and advertising expenses.

Operating income did not include net rationalization charges totaling $8 million in 2005 and $23 million in 2004. In addition, operating income did not include gains on asset sales of $5 million in 2005 and $6 million in 2004.

European Union Tire's results are highly dependent upon the German market, which accounted for 38% of European Union Tire's net sales in 2005. Accordingly, results of operations in Germany will have a significant impact on European Union Tire's future performance.

*2004 Compared to 2003*

European Union Tire unit sales in 2004 increased 0.5 million units or 0.8% from 2003. Replacement unit sales in 2004 approximated 2003 levels, reflecting product shortages, especially in the first half of 2004. OE volume in 2004 increased 0.5 million units or 2.4% from 2003, due primarily to increased sales of consumer tires and improved conditions in the commercial market.

Net sales in 2004 increased $554 million or 14% from 2003. Net sales in 2004 increased from 2003 due primarily to a benefit of approximately $382 million from currency translation, mainly from the Euro. Net sales rose by approximately $130 million due to improved price and product mix, due primarily to price increases and a shift in mix towards higher priced premium brands. Additionally, higher OE volume increased 2004 net sales by approximately $41 million.

Operating income in 2004 increased $123 million or 95% from 2003. Operating income in 2004 rose from 2003 due primarily to improvements in price and product mix of approximately $135 million. In addition, higher sales volume benefited operating income by approximately $9 million, and higher production and productivity improvements increased 2004 operating income by approximately $4 million. Savings from rationalization actions benefited operating income by approximately $47 million. Operating income rose by approximately $13 million from currency translation. Operating income was adversely impacted by higher raw material costs totaling approximately $42 million. SAG rose by approximately $39 million, due primarily to higher selling and advertising expenses related to premium brand tires.

Operating income did not include net rationalization charges totaling $23 million in 2004 and $54 million in 2003. In addition, operating income did not include (gains) losses on asset sales of $(6) million in 2004 and $1 million in 2003.

**Eastern Europe, Middle East and Africa Tire**

| (In millions) | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Tire Units | 19.7 | 18.9 | 17.9 |
| Net Sales | $1,437 | $1,279 | $1,073 |
| Operating Income | 198 | 194 | 147 |
| Operating Margin | 13.8% | 15.2% | 13.7% |

***2005 Compared to 2004***

Eastern Europe, Middle East and Africa Tire unit sales in 2005 increased 0.8 million units or 4.5% from 2004 primarily related to increased OE unit sales of 0.4 million or 13.9% primarily due to growth in the automotive industry in South Africa. Replacement units sales increased 0.4 million units or 2.4% driven by growth in emerging markets.

Net sales in 2005 increased by $158 million, or 12% compared to 2004 mainly due to price increases to recover higher raw material costs and favorable product mix due to continued growth of high performance tires and premium brands of approximately $60 million, favorable translation of $42 million, increased volume of approximately $37 million, mainly in emerging markets, as well as increased South African retail sales of approximately $15 million.

Operating income in 2005 increased by $4 million, or 2% from 2004. Operating income in 2005 was favorably impacted by price and product mix of approximately $39 million due to factors described above, improved volume of approximately $16 million primarily in emerging markets, foreign currency translation of approximately $16 million and improvement in other tire related businesses of $4 million. Negatively impacting operating income were higher raw material costs of approximately $40 million, higher conversion costs of approximately $18 million primarily related to production adjustments in certain markets to reduce inventory levels. Higher SAG costs also negatively impacted operating income by $15 million, primarily due to increased selling activity in emerging markets.

Operating income did not include net rationalization charges totaling $9 million in 2005 and $4 million in 2004. In addition, operating income did not include losses on asset sales of $1 million in 2005.

***2004 Compared to 2003***

Eastern Europe, Middle East and Africa Tire unit sales in 2004 increased 1.0 million units or 5.2% from 2003. Replacement unit sales in 2004 increased 0.6 million units or 4.0% from 2003 due primarily to growth in emerging markets. OE volume in 2004 increased 0.4 million units or 10.7% from 2003 due primarily to growth in the automotive industry in Turkey and South Africa.

Net sales in 2004 increased $206 million or 19% from 2003. Net sales in 2004 increased from 2003 due primarily to a benefit of approximately $102 million from currency translation. In addition, net sales rose by approximately $97 million on improved price and mix. Higher overall volume, mainly due to growth in emerging markets and improved economic conditions, increased net sales by $41 million. Negative results in our South African retail business adversely impacted net sales by approximately $32 million.

Operating income in 2004 increased $47 million or 32% from 2003. Operating income in 2004 rose from 2003 due primarily to a benefit of approximately $62 million resulting from price increases and a shift in mix toward high performance tires. Operating income increased by approximately $16 million on higher volume, and by approximately $11 million from the favorable effect of currency translation. Operating income was adversely impacted by higher raw material and conversion costs totaling approximately $28 million. In addition, SAG expense was approximately $16 million higher resulting primarily from increased selling activity in growing and emerging markets.

Operating income did not include net rationalization charges totaling $4 million in 2004.

### Latin American Tire

| (In millions) | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Tire Units | 20.4 | 19.6 | 18.7 |
| Net Sales | $1,466 | $1,245 | $1,041 |
| Operating Income | 295 | 251 | 149 |
| Operating Margin | 20.1% | 20.2% | 14.3% |

*2005 Compared to 2004*

Latin American Tire unit sales in 2005 increased 0.8 million units or 4.5% compared to 2004 primarily due to an increase in OE volume of 0.8 million units or 18.9%. OE volume increased as a result of strong growth in Latin American vehicle exports to Europe, Africa and North America. Replacement unit sales remained relatively flat, in line with a relatively flat replacement market in Latin America.

Net sales in 2005 increased $221 million, or 18% compared to 2004. Net sales increased in 2005 due to the favorable impact of currency translation, mainly in Brazil, of approximately $117 million, favorable price and product mix of approximately $61 million, and increased volume of approximately $54 million. These increases were partially offset by a reduction in sales of other tire related businesses of $15 million.

Operating income in 2005 increased $44 million, or 18% compared to 2004. Operating income was favorably impacted by approximately $87 million primarily due to improved price, approximately $66 million from the favorable impact of currency translation, and $16 million due to increased volumes. Increased raw material costs of approximately $93 million, higher conversion costs and SAG expenses of approximately $21 million and $8 million, respectively, due primarily to higher compensation costs, negatively impacted operating income as compared to 2004. The reduction in sales of other tire related businesses reduced operating income by approximately $7 million.

Operating income did not include net rationalization credits totaling $2 million in 2004. In addition, operating income did not include gains on asset sales of $1 million in 2005.

Latin American Tire's results are highly dependent upon the Brazilian market, which accounted for 44% of Latin American Tire's net sales in 2005. Accordingly, results of operations in Brazil will have a significant impact on Latin American Tire's future performance. Moreover, given Latin American Tire's significant contribution to our operating income, significant fluctuations in their sales, operating income or operating margins may have disproportionate impact on our consolidated results of operations.

*2004 Compared to 2003*

Latin American Tire unit sales in 2004 increased 0.9 million units or 5.0% from 2003. Replacement unit sales in 2004 increased 0.8 million units or 5.3% from 2003 due primarily to improved commercial and consumer demand. OE volume in 2004 increased 0.1 million units or 3.9% from 2003 reflecting improved commercial volume.

Net sales in 2004 increased $204 million or 20% from 2003. Net sales in 2004 increased from 2003 due primarily to a benefit of approximately $134 million from price increases and improved product mix in the replacement market. Net sales rose by approximately $60 million on higher volume and approximately $7 million from currency translation.

Operating income in 2004 increased $102 million or 68% from 2003. Operating income in 2004 increased from 2003 due primarily to a benefit of approximately $126 million from improved price and product mix in the replacement market. Operating income benefited by approximately $13 million from higher volume and $5 million from savings from rationalization programs. Operating income was adversely impacted by higher raw material and conversion costs totaling approximately $41 million and approximately $2 million from currency translation. In addition, SAG expense rose by approximately $11 million, due primarily to increased wages and benefits and advertising expenses.

Operating income did not include net rationalization charges (credits) totaling $(2) million in 2004 and $10 million in 2003. In addition, operating income did not include gains on asset sales of $2 million in 2003.

**Asia Pacific Tire**

| (In millions) | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Tire Units | 20.1 | 19.5 | 13.4 |
| Net Sales | $1,423 | $1,312 | $ 582 |
| Operating Income | 84 | 60 | 49 |
| Operating Margin | 5.9% | 4.6% | 8.4% |

*2005 Compared to 2004*

Asia Pacific Tire unit sales in 2005 increased 0.6 million units or 2.5% compared to 2004. OE volume increased 1.2 million units or 20.9% mainly due to improvements in the Chinese OE market. Replacement units decreased 0.6 million units or 4.0% driven by increased competition with low cost imports.

Net sales in 2005 increased $111 million or 8% from 2004 due to favorable price and product mix of approximately $49 million, driven by price increases to offset higher raw material costs, and to favorable price in our off-the-road business in response to strong market demand. Also favorably impacting sales was currency translation of approximately $26 million and volume of approximately $31 million.

Operating income in 2005 increased $24 million or 40% from 2004 due primarily to improved price and product mix of approximately $60 million, driven by factors described above, non-recurring FIN 46 related charges of approximately $7 million in 2004, and lower research and development costs of $5 million. Also positively impacting income for the period was increased volume of approximately $6 million and a $4 million increase in other tire related businesses. These were offset in part by raw material cost increases of $50 million and higher SAG costs of $8 million due primarily to development of our branded retail and global sourcing infrastructure in China.

Operating income did not include net rationalization credits totaling $2 million in 2005.

See Note to the Consolidated Financial Statements No. 21, Subsequent Events for a discussion of the acquisition of the remaining interest in SPT in January 2006.

*2004 Compared to 2003*

Asia Pacific Tire unit sales in 2004 increased 6.1 million units or 45.5% from 2003. Replacement unit sales in 2004 increased 5.4 million units or 60.0% from 2003. OE volume in 2004 increased 0.7 million units or 15.6% from 2003. Unit sales in 2004 increased by 5.5 million replacement units and 0.8 million OE units due to the consolidation of SPT, as discussed below. Excluding the impact of SPT, replacement unit volume increased slightly, and OE volume decreased due primarily to lower consumer volume.

Effective January 1, 2004, Asia Pacific Tire includes the operations of South Pacific Tyres, an Australian Partnership, and South Pacific Tyres N.Z. Limited, a New Zealand company (together, "SPT"), joint ventures 50% owned by Goodyear and 50% owned by Ansell Ltd. SPT sells Goodyear brand, Dunlop brand and other house and private brand tires through its chain of retail stores, commercial tire centers and independent dealers.

Net sales in 2004 increased $730 million or 125% from 2003. Net sales in 2004 increased from 2003 due primarily to the consolidation of SPT, which benefited 2004 sales by $707 million. Net sales also rose by approximately $32 million due to improved price and product mix, but were adversely impacted by lower volume, excluding SPT, of $18 million.

Operating income in 2004 increased $11 million or 22% from 2003. Operating income in 2004 increased from 2003 due primarily to a benefit of approximately $25 million from price increases and improved product mix, and a reduction in conversion costs of approximately $4 million. Operating income was adversely impacted by higher raw material costs totaling approximately $22 million and approximately $3 million from lower volume. In addition, SAG expenses rose by approximately $6 million. The consolidation of SPT increased Asia Pacific Tire operating income by approximately $12 million in 2004; however, it reduced operating margin to 4.6% in 2004 from 8.4% in 2003.

Operating income did not include gains on asset sales of $2 million in 2003.

**Engineered Products**

| (In millions) | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Net Sales | $1,630 | $1,472 | $1,205 |
| Operating Income | 103 | 114 | 47 |
| Operating Margin | 6.3% | 7.7% | 3.9% |

*2005 Compared to 2004*

Engineered Products sales increased $158 million, or 11% in 2005 compared to 2004 levels due to improved price and product mix of approximately $65 million, increased volume of approximately $59 million, and favorable currency translation of approximately $35 million. The growth in net sales was driven by an increase in Industrial sales of approximately $144 million compared to 2004, primarily due to strong industry demand from petrochemical and mining customers. Replacement product sales increased by approximately $16 million compared to 2004 primarily due to increased market penetration. As anticipated, sales of Military products declined by approximately $13 million compared to 2004.

Operating income in 2005 decreased $11 million, or 10% compared to 2004 due primarily to increased conversion costs of approximately $33 million, related to the decline in our military business and OE production shifts to Mexico. Also negatively impacting operating income were increased raw material costs of approximately $30 million, higher SAG expenses of approximately $13 million due primarily to increased compensation, consulting expense, and bad debt expense and higher freight costs of approximately $11 million as a result of higher fuel costs. Partially offsetting these higher raw material and conversion costs were price and product mix improvements of approximately $44 million and increased volume of approximately $33 million.

Operating income did not include net rationalization charges totaling $4 million in 2005 and $23 million in 2004. In addition, operating income did not include gains on asset sales of $3 million in 2004.

*2004 Compared to 2003*

Engineered Products sales increased $267 million or 22% in 2004 from 2003 due to improved volume of approximately $194 million and improved price and product mix of approximately $37 million. This growth in revenue was led by strong sales in Military and Industrial products. Net sales also rose by approximately $35 million due to currency translation.

Operating income in 2004 increased $67 million or 143% from 2003. Increased Military and Industrial volume contributed approximately $75 million to the improved profitability. Operating income also reflected savings from rationalization programs of approximately $24 million. SAG was approximately $18 million higher and conversion costs rose approximately $10 million compared to 2003. Operating income in 2003 was adversely impacted by charges totaling approximately $19 million related to account reconciliation adjustments in the restatement reported in our 2003 Form 10-K.

Operating income did not include net rationalization charges totaling $23 million in 2004 and $29 million in 2003. In addition, operating income did not include (gains) losses on asset sales of $(3) million in 2004 and $6 million in 2003.

## LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, we had $2,178 million in cash and cash equivalents as well as $1,677 million of unused availability under our various credit agreements, compared to $1,968 million and $1,116 million, respectively, at December 31, 2004. Cash and cash equivalents do not include restricted cash. Restricted cash primarily consists of Goodyear contributions made related to the settlement of the Entran II litigation and proceeds received pursuant to insurance settlements. In addition, we will, from time to time, maintain balances on deposit at various financial institutions as collateral for borrowings incurred by various subsidiaries, as well as cash deposited in support of trade agreements and performance bonds. At December 31, 2005, cash balances totaling $231 million were subject to such restrictions, compared to $152 million at December 31, 2004. The increase was primarily due to the receipt of insurance settlements subject to restrictions.

Our ability to service our debt depends in part on the results of operations of our subsidiaries and upon the ability of our subsidiaries to make distributions of cash to various other entities in our consolidated group, whether in the form of dividends, loans or otherwise. In recent years, our foreign subsidiaries have been a significant source of cash flow. In certain countries where we operate, transfers of funds into or out of such countries by way of dividends, loans or advances are generally or periodically subject to various restrictive governmental regulations. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make distributions of cash. At December 31, 2005, approximately $236 million of net assets were subject to such restrictions, compared to approximately $221 million at December 31, 2004.

### Operating Activities

Cash flows from operations for 2005 of $885 million increased $100 million compared to $785 million in 2004. Cash flows from operations in 2004 of $785 million increased $1,054 million compared to cash used in operations of $269 million in 2003. Improvements in operating cash flows are primarily attributable to improved operating results. Net income increased by $113 million as compared to 2004 and 2004 net income increased by $922 million as compared to 2003. In 2005 and 2004 we received proceeds from insurance settlements of $228 million and $175 million, respectively, which also contributed to the improvement in operating cash flows. Partially offsetting these improvements were increases in pension contributions of $261 million in 2005 and $149 million in 2004. Cash flows from operating activities in 2004 and 2003 included net outflows of $118 million and $840 million, respectively, due to the termination of our accounts receivable securitization program. In 2004, we terminated certain of our off-balance sheet account receivable securitization programs in Europe and in 2003 we terminated our domestic accounts receivable securitization program.

### Investing Activities

Net cash used in investing activities was $440 million during 2005, compared to $651 million in 2004 and $290 million in 2003. Capital expenditures were $634 million, $529 million and $405 million in 2005, 2004 and 2003, respectively. Capital expenditures in 2005 of approximately $128 million were used on projects to increase capacity, approximately $173 million were used to improve productivity and quality and approximately $333 million were used for tire molds and various other projects. Major investments in fiscal year 2005 focused on growth in the Latin American Tire and Asia Pacific Tire Segments with several manufacturing improvements in the North American Tire Segment. Capital expenditures are expected to be approximately $720 million in 2006. This amount includes expenditures for capitalized software of approximately $55 million, which are included in capital expenditures in our Consolidated Statements of Cash Flows; however, are not treated as capital expenditures under our credit agreements. We expect to spend $65 million for projects to increase capacity, $250 million for productivity and quality improvements, and $350 million for tire molds, maintenance and other activities. During 2005, we revised the classification for certain items, including changes in restricted cash, in our Consolidated Statements of Cash Flows. Restricted cash is now presented as an investing activity. The revised classifications have also been reflected in the comparative prior year amounts for purposes of consistency.

At December 31, 2005, we had binding commitments for raw materials and investments in land, buildings and equipment of $1,288 million, and off-balance-sheet financial guarantees written and other commitments totaling $11 million.

Cash provided by asset dispositions in 2005 was $257 million, primarily from asset sales in the North American Tire Segment, including net proceeds from the sales of our North American Farm Tire business of $100 million, our Sumatran rubber plantation, of approximately $70 million and our Wingtack adhesive resin business of $55 million. Cash used for asset acquisitions was $62 million in 2004. In June 2004, we exercised our call option and a subsidiary in Luxembourg purchased the remaining 20% of outstanding shares that it did not already own of Sava Tires d.o.o. (Sava Tires), a joint venture tire manufacturing company in Kranj, Slovenia, for $52 million. On July 13, 2004, we purchased the remaining 50% ownership interest that we did not already own of Däckia, a tire retail group in Sweden, for $10 million. During 2003, cash flows from asset sales of $104 million included net proceeds of $83 million for the sale of 20.8 million shares of SRI. Cash used for asset acquisitions in 2003 included the purchase of Arkansas Best Corporation's 19% ownership interest in Wingfoot Commercial Tire Systems, LLC ("Wingfoot") for $71 million. Wingfoot was a joint venture company formed by Goodyear and Arkansas Best Corporation to sell and service commercial truck tires, provide retread services and conduct related business.

### Financing Activities

Net cash provided by (used in) financing activities was $(175) million in 2005, compared to $250 in 2004 and $1,121 million in 2003. Consolidated debt and our ratio of debt to debt and equity follows:

| | December 31, | | |
|---|---|---|---|
| (In millions) | 2005 | 2004 | 2003 |
| Consolidated debt | $5,423 | $5,680 | $5,087 |
| Debt to debt and equity | 98.7% | 98.7% | 100.7% |

Consolidated debt decreased in 2005 compared to 2004 due primarily to a net repayment of debt of $63 million in conjunction with our April 8, 2005 refinancing, the issuance of $400 million in senior notes due in 2015 and the repayment of our 6⅞% Euro Notes due in 2005. Consolidated debt increased in 2004 from 2003 due primarily to the net issuance of debt of $328 million in connection with certain financing actions in 2004 including the completion of a $350 million convertible senior notes offering, the completion of the pan-European accounts receivable securitization facility and the consolidation of VIEs as defined by FIN 46. A net issuance of debt of $1,220 million in 2003 was due primarily to the April 1, 2003 restructuring and refinancing of our credit facilities, including the termination of our domestic off-balance sheet accounts receivable securitization program.

### Credit Sources

In aggregate, we had committed and uncommitted credit facilities of $7,527 million available at December 31, 2005, of which $1,677 million were unused, compared to $7,295 million available at December 31, 2004, of which $1,116 million were unused.

*$650 Million Senior Secured Notes*

On March 12, 2004, we completed a private offering of $650 million of senior secured notes, consisting of $450 million of 11% senior secured notes due 2011 and $200 million of floating rate notes due 2011, which accrue interest at LIBOR plus 8%. The proceeds of the notes were used to prepay the remaining outstanding amount under the then-existing U.S. term loan facility, permanently reduce commitments under the then-existing revolving credit facility by $70 million, and for general corporate purposes. The notes are guaranteed by the same subsidiaries that guarantee our $1.5 billion first lien credit facility. The notes are secured by perfected third-priority liens on the same collateral securing those facilities.

We have the right to redeem the fixed rate notes in whole or in part from time to time on and after March 1, 2008. The redemption price, plus accrued and unpaid interest to the redemption date, would be

105.5%, 102.75%, and 100.0% on and after March 1, 2008, 2009 and 2010, respectively. We may also redeem the fixed rate notes prior to March 1, 2008 at a redemption price equal to 100% of the principal amount plus a make-whole premium. We have the right to redeem the floating rate notes in whole or in part from time to time on and after March 1, 2008. The redemption price, plus accrued and unpaid interest to the redemption date, would be 104.0%, 102.0%, and 100.0% on and after March 1, 2008, 2009 and 2010, respectively. In addition, prior to March 1, 2007, we have the right to redeem up to 35% of the fixed and floating rate notes with net cash proceeds from one or more public equity offerings. The redemption price would be 111% for the fixed rate notes and 100% plus the then-applicable floating rate for the floating rate notes, plus accrued and unpaid interest to the redemption date.

The Indenture for the senior secured notes contains restrictions on our operations, including limitations on:

- incurring additional indebtedness or liens,
- paying dividends, making distributions and stock repurchases,
- making investments,
- selling assets, and
- merging and consolidating.

In the event that the senior secured notes have a rating equal to or greater than Baa3 from Moody's and BBB- from Standard and Poor's, a number of those restrictions will not apply, for so long as those credit ratings are maintained.

*$350 Million Convertible Senior Note Offering*

On July 2, 2004, we completed an offering of $350 million aggregate principal amount of 4% Convertible Senior Notes due June 15, 2034. The notes are convertible into shares of our common stock initially at a conversion rate of 83.07 shares of common stock per $1,000 principal amount of notes, which is equal to an initial conversion price of $12.04 per share. The proceeds from the notes were used to repay temporarily a revolving credit facility and for working capital purposes.

*$400 Million Senior Notes Offering*

On June 23, 2005, we completed an offering of $400 million aggregate principal amount of 9% Senior Notes due 2015 in a transaction under Rule 144A and Regulation S of the Securities Act of 1933. The senior notes are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities. The guarantees are unsecured. The proceeds were used to repay $200 million in borrowings under our U.S. first lien revolving credit facility, and to replace $190 million of the cash, that we used to pay the $488 million principal amount of our 6 3/8% Euro Notes due 2005 at maturity on June 6, 2005. The remainder of the proceeds was used for general corporate purposes. In conjunction with the debt issuance, we paid fees of approximately $10 million, which will be amortized over the term of the senior notes.

The Indenture governing the senior notes limits our ability and the ability of certain of our subsidiaries to (i) incur additional debt or issue redeemable preferred stock, (ii) pay dividends, or make certain other restricted payments or investments, (iii) incur liens, (iv) sell assets, (v) incur restrictions on the ability of our subsidiaries to pay dividends to us, (vi) enter into affiliate transactions, (vii) engage in sale and leaseback transactions, and (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. For example, if the senior notes are assigned an investment grade rating by Moody's and S&P and no default has occurred or is continuing, certain covenants will be suspended.

*April 8, 2005 Refinancing*

On April 8, 2005 we completed a refinancing in which we replaced approximately $3.28 billion of credit facilities with new facilities aggregating $3.65 billion. The new facilities consist of:

- a $1.5 billion first lien credit facility due April 30, 2010 (consisting of a $1.0 billion revolving facility and a $500 million deposit-funded facility);
- a $1.2 billion second lien term loan facility due April 30, 2010;
- the Euro equivalent of approximately $650 million in credit facilities for Goodyear Dunlop Tires Europe B.V. ("GDTE") due April 30, 2010 (consisting of approximately $450 million in revolving facilities and approximately $200 million in term loan facilities); and
- a $300 million third lien term loan facility due March 1, 2011.

In connection with the refinancing, we paid down and retired the following facilities:

- our $1.3 billion asset-based credit facility, due March 2006 (the $800 million term loan portion of this facility was fully drawn prior to the refinancing);
- our $650 million asset-based term loan facility, due March 2006 (this facility was fully drawn prior to the refinancing);
- our $680 million deposit-funded credit facility due September 2007 (there were $492 million of letters of credit outstanding under this facility prior to the refinancing); and
- our $650 million senior secured European facilities due April 2005 (the $400 million term loan portion of this facility was fully drawn prior to the refinancing).

In conjunction with the refinancing, we paid fees of approximately $57 million. In addition, we paid approximately $20 million of termination fees associated with the replaced facilities. We recognized approximately $47 million of expense in the second quarter to write-off fees associated with the refinancing, including approximately $30 million of previously unamortized fees related to the replaced facilities. The remaining fees are being amortized over the term of the new facilities. The new facilities have customary representations and warranties including, as a condition to borrowing, material adverse change representations in our financial condition since December 31, 2004.

*$1.5 Billion First Lien Credit Facility*

The $1.5 billion first lien credit facility consists of a $1.0 billion revolving facility and a $500 million deposit-funded facility. Our obligations under these facilities are guaranteed by most of our wholly-owned U.S. subsidiaries and by our wholly-owned Canadian subsidiary, Goodyear Canada Inc. Our obligations under this facility and our subsidiaries' obligations under the related guarantees are secured by first priority security interests in a variety of collateral.

With respect to the deposit-funded facility, the lenders deposited the entire $500 million of the facility in an account held by the administrative agent, and those funds are used to support letters of credit or borrowings on a revolving basis, in each case subject to customary conditions. The full amount of the deposit-funded facility is available for the issuance of letters of credit or for revolving loans. As of December 31, 2005, there were $499 million of letters of credit issued under the deposit-funded facility and no borrowings under the revolving facility.

*$1.2 Billion Second Lien Term Loan Facility*

Our obligations under this facility are guaranteed by most of our wholly-owned U.S. subsidiaries and by our wholly-owned Canadian subsidiary, Goodyear Canada Inc. and are secured by second priority security interests in the same collateral securing the $1.5 billion first lien credit facility. As of December 31, 2005 this facility was fully drawn.

*$300 Million Third Lien Secured Term Loan Facility*

Our obligations under this facility are guaranteed by most of our wholly-owned U.S. subsidiaries and by our wholly-owned Canadian subsidiary, Goodyear Canada Inc. and are secured by third priority security interests in the same collateral securing the $1.5 billion first lien credit facility (however, the facility is not secured by any of the manufacturing facilities that secure the first and second lien facilities). As of December 31, 2005, this facility was fully drawn.

*Euro Equivalent of $650 Million (€505 Million) Senior Secured European Credit Facilities*

These facilities consist of (i) a €195 million European revolving credit facility, (ii) an additional €155 million German revolving credit facility, and (iii) €155 million of German term loan facilities. We secure the U.S. facilities described above and provide unsecured guarantees to support these facilities. GDTE and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany also provide guarantees. GDTE's obligations under the facilities and the obligations of subsidiary guarantors under the related guarantees are secured by a variety of collateral. As of December 31, 2005, there were $4 million of letters of credit issued under the European revolving credit facility, $183 million was drawn under the German term loan facilities and there were no borrowings under the German or European revolving credit facilities.

For a description of the collateral securing the above facilities as well as the covenants applicable to them, please refer to the Note to the Consolidated Financial Statements No. 10, Financing Arrangements and Derivative Financial Instruments.

*Consolidated EBITDA (per Credit Agreements)*

Under our primary credit facilities we are not permitted to fall below a ratio of 2.00 to 1.00 of Consolidated EBITDA to Consolidated Interest Expense (as such terms are defined in each of the relevant credit facilities) for any period of four consecutive fiscal quarters. In addition, our ratio of Consolidated Net Secured Indebtedness to Consolidated EBITDA (as such terms are defined in each of the relevant credit facilities) is not permitted to be greater than 3.50 to 1.00 at any time.

Consolidated EBITDA is a non-GAAP financial measure that is presented not as a measure of operating results, but rather as a measure under our debt covenants. It should not be construed as an alternative to either (i) income from operations or (ii) cash flows from operating activities. Our failure to comply with the financial covenants in our credit facilities could have a material adverse effect on our liquidity and operations. Accordingly, we believe that the presentation of Consolidated EBITDA will provide investors with information needed to assess our ability to continue to comply with these covenants.

The following table presents the calculation of EBITDA and Consolidated EBITDA for the periods indicated. Other companies may calculate similarly titled measures differently than we do. Certain line items are presented as defined in the primary credit facilities and do not reflect amounts as presented in the Consolidated Statements of Operations.

| (In millions) | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| **Net Income (Loss)** | $ 228 | $ 115 | $ (807) |
| Consolidated Interest Expense | 411 | 369 | 296 |
| U.S. and Foreign Taxes on Income | 250 | 208 | 117 |
| Depreciation and Amortization Expense | 630 | 629 | 692 |
| Cumulative Effect of Accounting Change | 11 | — | — |
| **EBITDA** | 1,530 | 1,321 | 298 |
| **Credit Agreement Adjustments:** | | | |
| Other (Income) and Expense | 70 | 1 | 343 |
| Minority Interest in Net Income (Loss) of Subsidiaries | 95 | 58 | 33 |
| Consolidated Interest Expense Adjustment | 5 | 11 | 18 |
| Non-cash Non-recurring Items | — | — | 55 |
| Rationalizations | 11 | 56 | 291 |
| Less Excess Cash Rationalization Charges | — | — | (13)(1) |
| **Consolidated EBITDA** | $1,711 | $1,447 | $1,025 |

(1) "Excess Cash Rationalization Charges" is defined in our credit facilities, for the year ended December 31, 2003, only contemplates cash expenditures with respect to rationalization charges recorded on the Consolidated Statements of Operations after April 1, 2003.

*Other Foreign Credit Facilities*

At December 31, 2005, we had short-term committed and uncommitted bank credit arrangements totaling $415 million, of which $182 million were unused, compared to $413 million and $192 million at December 31, 2004. The continued availability of these arrangements is at the discretion of the relevant lender, and a portion of these arrangements may be terminated at any time.

*International Accounts Receivable Securitization Facilities (On-Balance-Sheet)*

On December 10, 2004, GDTE and certain of its subsidiaries entered into a new five-year pan-European accounts receivable securitization facility. The facility provides €275 million of funding and is subject to customary annual renewal of back-up liquidity lines.

As of December 31, 2005, the amount available and fully utilized under this program was $324 million compared to $225 million as of December 31, 2004.

In addition to the pan-European accounts receivable securitization facility discussed above, SPT and other subsidiaries in Australia have accounts receivable programs totaling $67 million and $63 million at December 31, 2005 and December 31, 2004, respectively.

*International Accounts Receivable Securitization Facilities (Off-Balance-Sheet)*

Various international subsidiaries sold certain of their trade receivables under off-balance sheet programs during 2005 and 2004. The receivable financing programs of these international subsidiaries did not utilize an SPE. At December 31, 2005 and 2004, the value in U.S. dollars available to and utilized by these international subsidiaries was $3 million and $5 million, respectively.

*Registration Obligations*

We are a party to three registration rights agreements in connection with the following transactions: (i) the March 2004 issuance of $650 million of senior secured notes due 2011 (consisting of $450 million of 11% senior secured notes and $200 million of senior secured floating rate notes), (ii) the July 2004 issuance of $350 million of 4% convertible senior notes due 2034, and (iii) the June 2005 issuance of $400 million of 9% senior notes due 2015.

The registration rights agreement for the convertible notes required us to pay additional interest to investors since we did not file a registration statement to register the convertible notes by November 7, 2004. Additional interest was paid to investors at a rate of 0.25% per year for the first 90 days following November 7, 2004 and 0.50% per year thereafter, until December 13, 2005, when a registration statement on Form S-1 registering the convertible notes was declared effective. Following the effectiveness of the registration statement, the additional interest ceased to accrue on the convertible notes.

On December 22, 2005, we completed an exchange offer related to the $450 million of 11% senior secured notes due in 2011 and $200 million of senior secured floating rate notes due in 2011. The registration rights agreement with respect to these notes required us to pay additional interest to investors since a registered exchange offer was not completed by December 7, 2004. The additional interest payable to investors increased in increments and reached a maximum of 2% per year immediately prior to the completion of the exchange offer. Following the completion of the exchange offer, the additional interest of 2% on the notes ceased to accrue and, pursuant to the terms of the registration rights agreement, additional interest of 0.25% per year began to accrue on the notes and will continue to accrue until payment in full of the principal amount of the notes.

On January 12, 2006, we completed an exchange offer related to the $400 million of 9% senior notes due in 2015.

*Credit Ratings*

Our credit ratings as of the date of this report are presented below:

| | S&P | Moody's |
|---|---|---|
| $1.5 Billion First Lien Credit Facility | BB | Ba3 |
| $1.2 Billion Second Lien Term Loan Facility | B+ | B2 |
| $300 Million Third Lien Secured Term Loan Facility | B– | B3 |
| European Facilities | B+ | B1 |
| $650 Million Senior Secured Notes due 2011 | B– | B3 |
| Corporate Rating (implied) | B+ | B1 |
| Senior Unsecured Debt | B– | — |
| Outlook | Stable | Stable |

Although we do not request ratings from Fitch, the rating agency rates our secured debt facilities (ranging from B+ to B– depending on facility) and our unsecured debt ("CCC+").

As a result of these ratings and other related events, we believe that our access to capital markets may be limited. Unless our debt credit ratings and operating performance improve, our access to the credit markets in the future may be limited. Moreover, a reduction in our credit ratings would further increase the cost of any financing initiatives we may pursue.

A rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Any rating can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

*Potential Future Financings*

In addition to our previous financing activities, we plan to undertake additional financing actions in the capital markets in order to ensure that our future liquidity requirements are addressed. These actions may include the issuance of additional equity.

Because of our debt ratings, operating performance over the past few years and other factors, access to the capital markets cannot be assured. Our ongoing ability to access the capital markets is also dependent on the degree of success we have implementing our North American Tire turnaround strategy. Successful implementation of the turnaround strategy is also crucial to ensuring that we have sufficient cash flow from operations to meet our obligations. While we have made progress in implementing the turnaround strategy, there is no assurance that our progress will continue, or that we will be able to sustain any future progress to a degree sufficient to maintain access to capital markets and meet liquidity requirements. As a result, failure to complete the turnaround strategy successfully could have a material adverse effect on our financial position, results of operations and liquidity.

Future liquidity requirements also may make it necessary for us to incur additional debt. However, a substantial portion of our assets is already subject to liens securing our indebtedness. As a result, we are limited in our ability to pledge our remaining assets as security for additional secured indebtedness. In addition, no assurance can be given as to our ability to raise additional unsecured debt.

*Dividends*

On February 4, 2003, we announced that we eliminated our quarterly cash dividend. The dividend reduction was approved by the Board of Directors in order to conserve cash. Under our primary credit facilities we are permitted to pay dividends on our common stock of $10 million or less in any fiscal year. This limit increases to $50 million in any fiscal year if Moody's senior (implied) rating and Standard & Poor's (S&P) corporate rating improve to Ba2 or better and BB or better, respectively.

*Asset Dispositions*

In 2005, we completed the sale of our natural rubber plantation in Indonesia at a sales price of approximately $70 million. We also completed the sale of our Wingtack adhesive resins business to Sartomer Company, Inc. in 2005. We received approximately $55 million in cash proceeds and retained approximately $10 million in working capital in connection with the Wingtack sale. In connection with the transaction, we recorded a gain of approximately $24 million on the sale. We may also receive additional consideration over the next three years ($5 million per year, $15 million aggregate) based on future operating performance of the Wingtack business. In 2005 we also completed the sale of assets of our North American farm tire business to Titan International for approximately $100 million. In connection with the transaction, we recorded a loss of approximately $73 million in the fourth quarter of 2005, primarily related to pension and retiree medical costs. Also, we have announced that we are exploring the possible sale of our Engineered Products business. Engineered Products manufactures and markets engineered rubber products for industrial, military, consumer and transportation OE end-users. We continue to evaluate our portfolio of businesses and, where appropriate, may pursue additional dispositions of non-core assets. Refer to the Note to the Consolidated Financial Statements No. 20, Asset Dispositions.

## COMMITMENTS AND CONTINGENT LIABILITIES

### Contractual Obligations

The following table presents our contractual obligations and commitments to make future payments as of December 31, 2005:

| | Payment Due by Period as of December 31, 2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| (In millions) | Total | 1st Year | 2nd Year | 3rd Year | 4th Year | 5th Year | After 5 Years |
| Long Term Debt(1) | $ 5,347 | $ 674 | $ 329 | $102 | $ 327 | $1,385 | $2,530 |
| Capital Lease Obligations(2) | 107 | 13 | 12 | 12 | 12 | 12 | 46 |
| Interest Payments(3) | 2,387 | 389 | 344 | 332 | 330 | 249 | 743 |
| Operating Leases(4) | 1,471 | 315 | 254 | 193 | 145 | 109 | 455 |
| Pension Benefits(5) | 838 | 838 | (5) | (5) | (5) | (5) | (5) |
| Other Post Retirement Benefits(6) | 2,204 | 254 | 250 | 245 | 236 | 227 | 992 |
| Workers Compensation(7) | 334 | 86 | 43 | 32 | 23 | 17 | 133 |
| Binding Commitments(8) | 1,288 | 1,020 | 51 | 32 | 30 | 26 | 129 |
| | $13,976 | $3,589 | $1,283 | $948 | $1,103 | $2,025 | $5,028 |

(1) Long term debt payments include notes payable and reflect long term debt maturities as of December 31, 2005.

(2) The present value of capital lease obligations is $76 million.

(3) These amounts represent future interest payments related to our existing debt obligations based on fixed and variable interest rates specified in the associated debt agreements. Payments related to variable debt are based on the six-month LIBOR rate at December 31, 2005 plus the specified margin in the associated debt agreements for each period presented. The amounts provided relate only to existing debt obligations and do not assume the refinancing or replacement of such debt.

(4) Operating lease obligations have not been reduced by minimum sublease rentals of $51 million, $42 million, $33 million, $24 million, $15 million, and $20 million in each of the periods above, respectively, for a total of $185 million. Payments, net of minimum sublease rentals, total $1,286 million. The present value of the net operating lease payments is $893 million. The operating leases relate to, among other things, computers and office equipment, real estate and miscellaneous other assets. No asset is leased from any related party.

(5) The obligation related to pension benefits is actuarially determined and is reflective of obligations as of December 31, 2005. Although subject to change, the amount set forth in the table represents the midpoint of our estimated minimum funding requirements in 2006 for domestic defined benefit pension plans under current ERISA law, and the midpoint of our expected contributions to our funded non-U.S. pension plans in 2006. The expected contributions are based upon a number of assumptions, including, an ERISA liability interest rate of 5.08% for 2006.

At the end of 2005, the interest relief rate measures used for pension funding calculations expired. Since new legislation has not yet been enacted, the interest rate has reverted to a 30-year U.S. Treasury bond basis beginning in 2006. Under this basis, we estimate that we will be required to contribute approximately $700 million to $750 million to our domestic pension plans in 2006, as reflected in the table above. If new legislation is enacted in 2006, we expect the interest rate used for 2006 will be based on a Corporate bond basis. Using an estimate of these rates would result in estimated U.S. contributions during 2006 in the range of $550 million to $600 million. We are not able to reasonably estimate our future required contributions beyond 2006 due to uncertainties regarding significant assumptions involved in estimating future required contributions to our defined benefit pension plans, including:

- interest rate levels,
- the amount and timing of asset returns,
- what, if any, changes may occur in pending pension funding legislation, and
- how contributions in excess of the minimum requirements could impact the amounts and timing of future contributions.

Subject to the outcome of pending legislation, our domestic pension obligations are expected to peak in 2006. However, we anticipate being subject to significant required pension funding obligations in 2007 and beyond.

(6) The payments presented above are expected payments for the next 10 years. The payments for other postretirement benefits reflect the estimated benefit payments of the plans using the provisions currently in effect. Under the relevant summary plan descriptions or plan documents we have the right to modify or terminate the plans. The obligation related to other postretirement benefits is actuarially determined on an annual basis. The estimated payments have been reduced to reflect the provisions of the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

(7) The payments for workers' compensation obligations are based upon recent historical payment patterns on claims. The present value of anticipated claims payments for workers' compensation is $250 million.

(8) Binding commitments are for our normal operations and are related primarily to obligations to acquire land, buildings and equipment. In addition, binding commitments includes obligations to purchase raw materials through short term supply contracts at fixed prices or at formula prices related to market prices or negotiated prices.

Additional other long-term liabilities include items such as income taxes, general and product liabilities, environmental liabilities and miscellaneous other long-term liabilities. These other liabilities are not contractual obligations by nature. We cannot, with any degree of reliability, determine the years in which these liabilities might ultimately be settled. Accordingly, these other long-term liabilities are not included in the above table.

In addition, the following contingent contractual obligations, the amounts of which cannot be estimated, are not included in the table above:

- The terms and conditions of our global alliance with Sumitomo as set forth in the Umbrella Agreement between Sumitomo and us provide for certain minority exit rights available to Sumitomo commencing in 2009. In addition, the occurrence of certain other events enumerated in the Umbrella Agreement, including certain bankruptcy events or changes in control of us, could trigger a right of Sumitomo to require us to purchase these interests immediately. Sumitomo's exit rights, in the unlikely event of exercise, could require us to make a substantial payment to acquire Sumitomo's interest in the alliance.
- Pursuant to certain long term agreements, we shall purchase minimum amounts of a raw material at an agreed upon base price that is subject to quarterly adjustments for changes in raw material costs, natural gas costs, and market price adjustments.

We do not engage in the trading of commodity contracts or any related derivative contracts. We generally purchase raw materials and energy through short-term, intermediate and long term supply contracts at fixed prices or at formula prices related to market prices or negotiated prices. We may, however, from time to time, enter into contracts to hedge our energy costs.

## Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has:

- made guarantees,
- retained or held a contingent interest in transferred assets,
- undertaken an obligation under certain derivative instruments, or
- undertaken any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have also entered into certain arrangements under which we have provided guarantees, as follows:

| | Amount of Commitment Expiration per Period | | | | | | |
|---|---|---|---|---|---|---|---|
| (In millions) | Total | 1st Year | 2nd Year | 3rd Year | 4th Year | 5th Year | Thereafter |
| Customer Financing Guarantees... | $ 8 | $ 3 | $— | $ 1 | $ 2 | $— | $ 2 |
| Affiliate Financing Guarantees .... | 2 | — | — | 2 | — | — | — |
| Other Guarantees ............... | 1 | 1 | — | — | — | — | — |
| Off-Balance Sheet Arrangements .. | $11 | $ 4 | $— | $ 3 | $ 2 | $— | $ 2 |

For further information about guarantees, refer to the Note to the Consolidated Financial Statements No. 17, Commitments and Contingent Liabilities.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

### Interest Rate Risk

We continuously monitor our fixed and floating rate debt mix. Within defined limitations, we manage the mix using refinancing and unleveraged interest rate swaps. We will enter into fixed and floating interest rate swaps to alter our exposure to the impact of changing interest rates on consolidated results of operations and future cash outflows for interest. Fixed rate swaps are used to reduce our risk of increased interest costs during periods of rising interest rates, and are normally designated as cash flow hedges. Floating rate swaps are used to convert the fixed rates of long-term borrowings into short-term variable rates, and are normally designated as fair value hedges. Interest rate swap contracts are thus used to separate interest rate risk management from debt funding decisions. At December 31, 2005, the interest rates on 49% of our debt were fixed by either the nature of the obligation or through the interest rate swap contracts, compared to 50% at December 31, 2004. We also have from time to time entered into interest rate lock contracts to hedge the risk-free component of anticipated debt issuances. As a result of credit ratings actions and other related events, our access to these instruments may be limited.

The following table presents information on interest rate swap contracts at December 31:

| (Dollars in millions) | 2005 | 2004 |
|---|---|---|
| **Fixed Rate Contracts:** | | |
| Notional principal amount | $ — | $ 15 |
| Pay fixed rate | — | 5.94% |
| Receive variable Australian Bank Bill Rate | — | 5.43% |
| Average years to maturity | — | 0.50 |
| Fair value | $ — | $ — |
| Pro forma fair value | — | — |
| **Floating Rate Contracts:** | | |
| Notional principal amount | $ 200 | $ 200 |
| Pay variable LIBOR | 6.27% | 4.31% |
| Receive fixed rate | 6.63% | 6.63% |
| Average years to maturity | 0.92 | 1.92 |
| Fair value — asset | $ — | $ 6 |
| Pro forma fair value — asset | — | 5 |

The pro forma fair value assumes a 10% increase in variable market interest rates at December 31 of each year, and reflects the estimated fair value of contracts outstanding at that date under that assumption.

Weighted average interest rate swap contract information follows:

| (Dollars in millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Fixed Rate Contracts:** | | | |
| Notional principal amount | $ 7 | $ 96 | $ 325 |
| Pay fixed rate | 5.94% | 5.14% | 5.00% |
| Receive variable LIBOR | 5.66% | 1.86% | 1.24% |
| **Floating Rate Contracts:** | | | |
| Notional principal amount | $ 200 | $ 200 | $ 207 |
| Pay variable LIBOR | 4.92% | 3.27% | 3.03% |
| Receive fixed rate | 6.63% | 6.63% | 6.63% |

The following table presents information about long term fixed rate debt, including capital leases, at December 31:

| (In millions) | 2005 | 2004 |
|---|---|---|
| Carrying amount — liability | $2,847 | $3,055 |
| Fair value — liability | 3,119 | 3,388 |
| Pro forma fair value — liability | 3,203 | 3,467 |

The pro forma information assumes a 100 basis point decrease in market interest rates at December 31 of each year, and reflects the estimated fair value of fixed rate debt outstanding at that date under that assumption. The sensitivity of our interest rate contracts and fixed rate debt to changes in interest rates was determined with a valuation model based upon net modified duration analysis. The model assumes a parallel shift in the yield curve. The precision of the model decreases as the assumed change in interest rates increases.

**Foreign Currency Exchange Risk**

We enter into foreign currency contracts in order to reduce the impact of changes in foreign exchange rates on consolidated results of operations and future foreign currency-denominated cash flows. These contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade receivables and payables, equipment acquisitions, intercompany loans and royalty agreements and forecasted purchases and sales. In addition, the principal and interest on our Swiss franc bonds due 2006 is hedged by currency swap agreements, as were €100 million of the 6⅜% Euro Notes until they matured in June 2005.

Contracts hedging the Swiss franc bonds are designated as cash flow hedges, as were contracts hedging €100 million of the 6⅜% Euro Notes until they matured in June 2005. Contracts hedging short-term trade receivables and payables normally have no hedging designation.

The following table presents foreign currency contract information at December 31:

| (In millions) | 2005 | 2004 |
|---|---|---|
| Fair value — asset | $40 | $102 |
| Pro forma decrease in fair value | (47) | (71) |
| Contract maturities | 1/06-10/19 | 1/05-10/19 |

We were not a party to any foreign currency option contracts at December 31, 2005 or 2004.

The pro forma change in fair value assumes a 10% decrease in foreign exchange rates at December 31 of each year, and reflects the estimated change in the fair value of contracts outstanding at that date under that assumption. The sensitivity of our foreign currency positions to changes in exchange rates was determined using current market pricing models.

Fair values are recognized on the Consolidated Balance Sheets at December 31 as follows:

| (In millions) | 2005 | 2004 |
|---|---|---|
| Asset (liability): | | |
| Swiss franc swap — current | $38 | $— |
| Swiss franc swap — long term | — | 60 |
| Euro swaps — current | — | 46 |
| Other — current asset | 3 | 4 |
| Other — long term assets | 2 | 1 |
| Other — current liability | (1) | (6) |
| Other — long term liability | (2) | (3) |

For further information on interest rate contracts and foreign currency contracts, refer to the Note to the Consolidated Financial Statements No. 10, Financing Arrangements and Derivative Financial Instruments.

## FORWARD-LOOKING INFORMATION — SAFE HARBOR STATEMENT

Certain information set forth herein (other than historical data and information) may constitute forward-looking statements regarding events and trends that may affect our future operating results and financial position. The words "estimate," "expect," "intend" and "project," as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

- although we recorded net income in 2004 and 2005, we cannot provide assurance that we will be able to achieve or sustain future profitability. Our future profitability is dependent upon, among other things, our ability to continue to successfully implement our turnaround strategy for our North American Tire segment;
- we face significant global competition, increasingly from lower cost manufacturers, and our market share could decline;
- our pension plans are significantly underfunded and our required contributions to those plans are substantial. Proposed U.S. legislation affecting pension plan funding could result in the need for additional cash payments by us into our U.S. pension plans and increase the insurance premiums we pay to the Pension Benefit Guaranty Corporation;
- higher raw material and energy costs may materially adversely affect our operating results and financial condition;
- continued pricing pressures from vehicle manufacturers may materially adversely affect our business;
- our financial position, results of operations and liquidity could be materially adversely affected if we experience a labor strike, work stoppage or other similar difficulty;
- pending litigation relating to our 2003 restatement could have a material adverse effect on our financial condition;
- an ongoing SEC investigation regarding our accounting restatement could materially adversely affect us;
- our long-term ability to meet current obligations and to repay maturing indebtedness, is dependent on our ability to access capital markets in the future and to improve our operating results;
- we have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health;
- any failure to be in compliance with any material provision or covenant of our secured credit facilities and the indenture governing our senior secured notes could have a material adverse effect on our liquidity and our operations;
- our secured credit facilities limit the amount of capital expenditures that we may make;
- our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;
- we may incur significant costs in connection with product liability and other tort claims;
- our reserves for product liability and other tort claims and our recorded insurance assets are subject to various uncertainties, the outcome of which may result in our actual costs being significantly higher than the amounts recorded;
- we may be required to deposit cash collateral to support an appeal bond if we are subject to a significant adverse judgment, which may have a material adverse effect on our liquidity;

- we are subject to extensive government regulations that may materially adversely affect our operating results;
- our international operations have certain risks that may materially adversely affect our operating results;
- we have foreign currency translation and transaction risks that may materially adversely affect our operating results;
- the terms and conditions of our global alliance with Sumitomo Rubber Industries, Ltd. (SRI) provide for certain exit rights available to SRI in 2009 or thereafter, upon the occurrence of certain events, which could require us to make a substantial payment to acquire SRI's interest in certain of our joint venture alliances (which include much of our operations in Europe);
- if we are unable to attract and retain key personnel, our business could be materially adversely affected; and
- we may be impacted by economic and supply disruptions associated with global events including war, acts of terror, civil obstructions and natural disasters.

It is not possible to foresee or identify all such factors. We will not revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

### Consolidated Statements of Operations

| (Dollars in millions, except per share amounts) | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| **Net Sales** | $19,723 | $18,353 | $15,102 |
| Cost of Goods Sold | 15,772 | 14,691 | 12,481 |
| Selling, Administrative and General Expense | 2,875 | 2,833 | 2,374 |
| Rationalizations (Note 2) | 11 | 56 | 291 |
| Interest Expense (Note 14) | 411 | 369 | 296 |
| Other (Income) and Expense (Note 3) | 70 | 23 | 317 |
| Minority Interest in Net Income of Subsidiaries | 95 | 58 | 33 |
| **Income (Loss) before Income Taxes and Cumulative Effect of Accounting Change** | 489 | 323 | (690) |
| United States and Foreign Taxes on Income (Loss) (Note 13) | 250 | 208 | 117 |
| **Income (Loss) before Cumulative Effect of Accounting Change** | 239 | 115 | (807) |
| Cumulative Effect of Accounting Change, net of income taxes and minority interest (Note 19) | (11) | — | — |
| **Net Income (Loss)** | $ 228 | $ 115 | $ (807) |
| **Net Income (Loss) Per Share — Basic** | | | |
| Income (Loss) before cumulative effect of accounting change | $ 1.36 | $ 0.65 | $ (4.61) |
| Cumulative effect of accounting change | (0.06) | — | — |
| **Net Income (Loss) Per Share — Basic** | $ 1.30 | $ 0.65 | $ (4.61) |
| Weighted Average Shares Outstanding (Note 11) | 176 | 175 | 175 |
| **Net Income (Loss) Per Share — Diluted** | | | |
| Income (Loss) before cumulative effect of accounting change | $ 1.21 | $ 0.63 | $ (4.61) |
| Cumulative effect of accounting change | (0.05) | — | — |
| **Net Income (Loss) Per Share — Diluted** | $ 1.16 | $ 0.63 | $ (4.61) |
| Weighted Average Shares Outstanding (Note 11) | 209 | 192 | 175 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

### Consolidated Balance Sheets

| (Dollars in millions) | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **Assets** | | |
| Current Assets: | | |
| Cash and cash equivalents (Note 1) | $ 2,178 | $ 1,968 |
| Restricted cash (Note 1) | 231 | 152 |
| Accounts and notes receivable (Note 4) | 3,158 | 3,398 |
| Inventories (Note 5) | 2,862 | 2,784 |
| Prepaid expenses and other current assets | 251 | 272 |
| **Total Current Assets** | 8,680 | 8,574 |
| Goodwill (Note 6) | 637 | 717 |
| Intangible Assets (Note 6) | 159 | 169 |
| Deferred Income Tax (Note 13) | 102 | 83 |
| Deferred Pension Costs and Other Assets (Note 7 and 12) | 870 | 1,105 |
| Properties and Plants (Note 8) | 5,179 | 5,453 |
| **Total Assets** | $15,627 | $16,101 |
| **Liabilities** | | |
| Current Liabilities: | | |
| Accounts payable-trade | $ 1,945 | $ 1,970 |
| Compensation and benefits (Note 11 and Note 12) | 1,121 | 1,029 |
| Other current liabilities | 671 | 718 |
| United States and foreign taxes | 393 | 245 |
| Notes payable (Note 10) | 233 | 227 |
| Long term debt and capital leases due within one year (Note 10) | 448 | 1,010 |
| **Total Current Liabilities** | 4,811 | 5,199 |
| Long Term Debt and Capital Leases (Note 10) | 4,742 | 4,443 |
| Compensation and Benefits (Note 11 and Note 12) | 4,480 | 4,645 |
| Deferred and Other Noncurrent Income Taxes (Note 13) | 304 | 402 |
| Other Long Term Liabilities | 426 | 495 |
| Minority Equity in Subsidiaries | 791 | 843 |
| **Total Liabilities** | 15,554 | 16,027 |
| Commitments and Contingent Liabilities (Note 17) | | |
| **Shareholders' Equity** | | |
| Preferred Stock, no par value: | | |
| Authorized, 50,000,000 shares, unissued | — | — |
| Common Stock, no par value: | | |
| Authorized, 300,000,000 shares | | |
| Outstanding shares, 176,509,751 (175,619,639 in 2004) | 177 | 176 |
| Capital Surplus | 1,398 | 1,392 |
| Retained Earnings | 1,298 | 1,070 |
| Accumulated Other Comprehensive Loss (Note 16) | (2,800) | (2,564) |
| **Total Shareholders' Equity** | 73 | 74 |
| **Total Liabilities and Shareholders' Equity** | $15,627 | $16,101 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

## Consolidated Statements of Shareholders' Equity (Deficit)

| (Dollars in millions) | Common Stock Shares | Common Stock Amount | Capital Surplus | Retained Earnings | Accumulated Other Comprehensive Loss | Total Shareholders' Equity (Deficit) |
|---|---|---|---|---|---|---|
| **Balance at December 31, 2002** | | | | | | |
| (after deducting 20,371,235 treasury shares) | 175,307,433 | $175 | $1,390 | $1,762 | $(3,106) | $221 |
| Comprehensive income (loss): | | | | | | |
| Net loss | | | | (807) | | |
| Foreign currency translation (net of tax benefit of $0) | | | | | 393 | |
| Minimum pension liability (net of tax of $2) | | | | | 128 | |
| Unrealized investment gain (net of tax of $0) | | | | | 4 | |
| Reclassification adjustment for amounts recognized in income (net of tax of $9) | | | | | 9 | |
| Deferred derivative gain (net of tax of $0) | | | | | 46 | |
| Reclassification adjustment for amounts recognized in income (net of tax of $2) | | | | | (27) | |
| **Total comprehensive loss** | | | | | | (254) |
| Common stock issued from treasury: | | | | | | |
| Stock compensation plans | 18,996 | — | | | | |
| **Balance at December 31, 2003** | | | | | | |
| (after deducting 20,352,239 treasury shares) | 175,326,429 | 175 | 1,390 | 955 | (2,553) | (33) |
| Comprehensive income (loss): | | | | | | |
| Net income | | | | 115 | | |
| Foreign currency translation (net of tax benefit of $0) | | | | | 254 | |
| Minimum pension liability (net of tax of $34) | | | | | (284) | |
| Unrealized investment gain (net of tax of $0) | | | | | 13 | |
| Deferred derivative gain (net of tax of $0) | | | | | 30 | |
| Reclassification adjustment for amounts recognized in income (net of tax of $(4)) | | | | | (24) | |
| **Total comprehensive income** | | | | | | 104 |
| Common stock issued from treasury: | | | | | | |
| Stock compensation plans | 293,210 | 1 | 2 | | | 3 |
| **Balance at December 31, 2004** | | | | | | |
| (after deducting 20,059,029 treasury shares) | 175,619,639 | 176 | 1,392 | 1,070 | (2,564) | 74 |
| Comprehensive income (loss): | | | | | | |
| Net income | | | | 228 | | |
| Foreign currency translation (net of tax benefit of $0) | | | | | (201) | |
| Reclassification adjustment for amounts recognized in income (net of tax of $0) | | | | | 48 | |
| Minimum pension liability (net of tax of $23) | | | | | (97) | |
| Unrealized investment gain (net of tax of $0) | | | | | 18 | |
| Deferred derivative gain (net of tax of $0) | | | | | (21) | |
| Reclassification adjustment for amounts recognized in income (net of tax of $(1)) | | | | | 17 | |
| **Total comprehensive loss** | | | | | | (8) |
| Common stock issued from treasury: | | | | | | |
| Stock compensation plans | 890,112 | 1 | 6 | | | 7 |
| **Balance at December 31, 2005** | | | | | | |
| (after deducting 19,168,917 treasury shares) | 176,509,751 | $177 | $1,398 | $1,298 | $(2,800) | $ 73 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

### Consolidated Statements of Cash Flows

| (In millions) | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| **Net Income (Loss)** | $ 228 | $ 115 | $ (807) |
| Adjustments to reconcile net income (loss) to cash flows from operating activities: | | | |
| Depreciation and amortization | 630 | 629 | 692 |
| Amortization of debt issuance costs | 76 | 74 | 62 |
| Deferred tax provision (Note 13) | (19) | (4) | (10) |
| Net rationalization charges (Note 2) | 5 | 48 | 267 |
| Rationalization payments | (43) | (97) | (93) |
| Net loss on asset sales (Note 3) | 38 | 8 | 16 |
| Net insurance settlement gains (Note 3) | (79) | (149) | — |
| Insurance recoveries | 228 | 175 | 20 |
| Minority interest and equity earnings | 91 | 59 | 54 |
| Cumulative effect of accounting change | 11 | — | — |
| Proceeds from sales of accounts receivable (Note 4) | 2 | (118) | (840) |
| Pension contributions | (526) | (265) | (116) |
| Changes in operating assets and liabilities, net of asset acquisitions and dispositions: | | | |
| Accounts and notes receivable | (16) | (277) | (9) |
| Inventories | (253) | (50) | 39 |
| Accounts payable — trade | 44 | 153 | (104) |
| Compensation and benefits | 439 | 474 | 387 |
| Other current liabilities | (62) | 145 | 70 |
| Other long term liabilities | (34) | (149) | 115 |
| Other assets and liabilities | 125 | 14 | (12) |
| **Total cash flows from operating activities** | 885 | 785 | (269) |
| **Cash Flows from Investing Activities:** | | | |
| Capital expenditures | (634) | (529) | (405) |
| Short term securities redeemed | — | — | 27 |
| Asset dispositions | 257 | 19 | 104 |
| Asset acquisitions | (2) | (62) | (71) |
| Increase in restricted cash | (79) | (129) | (24) |
| Other transactions | 18 | 50 | 79 |
| **Total cash flows from investing activities** | (440) | (651) | (290) |
| **Cash Flows from Financing Activities:** | | | |
| Short term debt incurred | 169 | 169 | 323 |
| Short term debt paid | (131) | (191) | (469) |
| Long term debt incurred | 2,289 | 1,899 | 2,978 |
| Long term debt paid | (2,390) | (1,549) | (1,612) |
| Common stock issued (Note 11) | 7 | 2 | — |
| Dividends paid to minority interests in subsidiaries | (52) | (29) | (23) |
| Debt issuance costs | (67) | (51) | (104) |
| Other transactions | — | — | 28 |
| **Total cash flows from financing activities** | (175) | 250 | 1,121 |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | (60) | 38 | 64 |
| **Net Change in Cash and Cash Equivalents** | 210 | 422 | 626 |
| Cash and Cash Equivalents at Beginning of the Year | 1,968 | 1,546 | 920 |
| **Cash and Cash equivalents at End of the Year** | $ 2,178 | $ 1,968 | $ 1,546 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Note 1. Accounting Policies

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

#### *Principles of Consolidation*

The consolidated financial statements include the accounts of all majority-owned subsidiaries in which no substantive participating rights are held by minority shareholders. All intercompany transactions have been eliminated. Our investments in companies in which we have the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Accordingly, our share of the earnings of these companies is included in consolidated Net Income (Loss). Investments in other companies are carried at cost.

The consolidated financial statements also include the accounts of entities consolidated pursuant to the provisions of Interpretation No. 46 of the Financial Accounting Standards Board, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51," as amended by FASB Interpretation No. 46 (revised December 2003) (collectively, "FIN 46"). FIN 46 requires companies to consolidate, at fair value, the assets, liabilities and results of operations of variable interest entities (VIEs) in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties. In addition, FIN 46 requires consolidation of VIEs in which a company holds a controlling financial interest through means other than the majority ownership of voting equity.

Effective January 1, 2004, we applied the provisions of FIN 46 to entities that are not special purpose entities (SPEs). This resulted in the consolidation of South Pacific Tyres (SPT), a tire manufacturer, marketer and exporter of tires in Australia and New Zealand, and T&WA, a wheel mounting operation in the United States which sells to original equipment (OE) manufacturers.

Refer to Note 7 and Note 9.

#### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to:

- allowance for doubtful accounts,
- recoverability of intangibles and other long-lived assets,
- deferred tax asset valuation allowances and uncertain income tax positions,
- workers' compensation,
- general and product liabilities and other litigations,
- environmental liabilities,
- pension and other postretirement benefits,
- asset retirement obligations, and
- various other operating allowances and accruals, based on currently available information.

Changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods.

## Note 1. Accounting Policies (continued)

*Revenue Recognition*

Revenues are recognized when finished products are shipped to unaffiliated customers, both title and the risks and rewards of ownership are transferred or services have been rendered and accepted, and collectibility is reasonably assured. A provision for sales returns and allowances is recorded at the time of sale. Appropriate provision is made for uncollectible accounts based on historical experience and specific circumstances, as appropriate.

*Shipping and Handling Fees and Costs*

Expenses for transportation of products to customers are recorded as a component of Cost of goods sold.

*Research and Development Costs*

Research and development costs include, among other things, materials, equipment, compensation and contract services. These costs are expensed as incurred and included as a component of Cost of goods sold. Research and development expenditures were $365 million, $364 million and $339 million in 2005, 2004 and 2003, respectively.

*Warranty*

We offer warranties on the sale of certain of our products and services and record an accrual for estimated future claims at the time revenue is recognized. Tire replacement under most of the warranties we offer is on a prorated basis. Warranty reserves are based on past claims experience, sales history and other considerations. Refer to Note 17.

*Environmental Cleanup Matters*

We expense environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. We determine our liability on a site by site basis and record a liability at the time when it is probable and can be reasonably estimated. Our estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. Our estimated liability is not discounted or reduced for possible recoveries from insurance carriers. Refer to Note 17.

*Legal Expenses*

We record a liability for estimated legal and defense costs related to pending general and product liability claims, environmental matters and workers' compensation claims. Refer to Note 17.

*Advertising Costs*

Costs incurred for producing and communicating advertising are generally expensed when incurred. Costs incurred under our cooperative advertising program with dealers and franchisees are generally recorded as reductions of sales as related revenues are recognized. Advertising costs, including costs for our cooperative advertising programs with dealers and franchisees, were $379 million, $383 million and $331 million in 2005, 2004 and 2003, respectively.

**Note 1. Accounting Policies (continued)**

***Rationalizations***

We account for rationalizations in accordance with the provisions of Statement of Financial Accounting Standards No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities," which requires, among other things, that liabilities for costs associated with exit or disposal activities be recognized when the liabilities are incurred, rather than when an entity commits to an exit plan. Refer to Note 2.

***Income Taxes***

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Valuation allowances are recorded to reduce net deferred tax assets to the amount that is more likely than not to be realized. Refer to Note 13.

***Cash and Cash Equivalents/Consolidated Statements of Cash Flows***

Cash and cash equivalents include cash on hand and in the bank as well as all short term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition. Cash flows associated with items intended as hedges of identifiable transactions or events are classified in the same category as the cash flows from the items being hedged. Book overdrafts are recorded within Accounts payable-trade and totaled $196 million and $181 million at December 31, 2005 and 2004, respectively. Cash flows associated with book overdrafts are classified as financing activities. During 2005, we revised the classification for certain items, including restricted cash, in our Consolidated Statements of Cash Flows. Restricted cash is now presented as an investing activity. The revised classifications have also been reflected in the comparative prior year amounts for purposes of consistency.

***Restricted Cash and Restricted Net Assets***

Restricted cash primarily consists of Goodyear contributions made related to the settlement of the Entran II litigation and proceeds received pursuant to insurance settlements. Refer to Note 17 for further information about Entran II claims. In addition, we will, from time to time, maintain balances on deposit at various financial institutions as collateral for borrowings incurred by various subsidiaries, as well as cash deposited in support of trade agreements and performance bonds. The availability of these balances is restricted to the extent of borrowings.

In certain countries where we operate, transfers of funds into or out of such countries by way of dividends, loans or advances are generally or periodically subject to various restrictive governmental regulations. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make distributions of cash. At December 31, 2005, approximately $236 million of net assets were subject to such restrictions, compared to approximately $221 million at December 31, 2004.

***Inventories***

Inventories are stated at the lower of cost or market. Cost is determined using FIFO or the average cost method. Costs include direct material, direct labor and applicable manufacturing and engineering overhead. We determine a provision for excess and obsolete inventory based on management's review of inventories on hand compared to estimated future usage and sales. Refer to Note 5.

We early adopted the provisions of Statement of Financial Accounting Standards No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4" (SFAS 151) in 2005. The adoption of SFAS 151 did not

**Note 1. Accounting Policies (continued)**

have a significant impact on our results of operations or financial position. In accordance with SFAS 151, we recognize abnormal manufacturing variances as period costs and allocate fixed manufacturing overheads based on normal production capacity.

*Goodwill and Other Intangible Assets*

Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or when events or circumstances indicate that impairment may have occurred, as provided in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." We perform the goodwill and intangible assets with indefinite useful lives impairment tests annually as of July 31. The impairment test uses a valuation methodology based upon an EBITDA multiple using comparable companies in the global automotive industry sector. In addition, the carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed whenever events or circumstances indicated that revisions might be warranted. Goodwill and intangible assets with indefinite useful lives would be written down to fair value if considered impaired. Intangible assets with finite useful lives are amortized to their estimated residual values over such finite lives, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Refer to Note 6.

*Investments*

Investments in marketable securities are stated at fair value. Fair value is determined using quoted market prices at the end of the reporting period and, when appropriate, exchange rates at that date. Unrealized gains and losses on marketable securities classified as available-for-sale are recorded in Accumulated Other Comprehensive Income (Loss), net of tax. We regularly review our investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statements of Operations. Refer to Notes 7 and 16.

*Properties and Plants*

Properties and plants are stated at cost. Depreciation is computed using the straight-line method. Additions and improvements that substantially extend the useful life of properties and plants, and interest costs incurred during the construction period of major projects, are capitalized. Repair and maintenance costs are charged to income in the period incurred. Properties and plants are depreciated to their estimated residual values over their estimated useful lives, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Refer to Notes 8 and 14.

*Foreign Currency Translation*

Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. Where the local currency is the functional currency, translation adjustments are recorded as Accumulated Other Comprehensive Income (Loss). Where the U.S. dollar is the functional currency, adjustments are recorded in income.

## Note 1. Accounting Policies (continued)

***Derivative Financial Instruments and Hedging Activities***

To qualify for hedge accounting, hedging instruments must be designated as hedges and meet defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or financial statement effects of the hedging instrument substantially offset those of the position being hedged.

Derivative contracts are reported at fair value on the Consolidated Balance Sheets as both current and long term Accounts Receivable or Other Liabilities. Deferred gains and losses on contracts designated as cash flow hedges are recorded in Accumulated Other Comprehensive Income (Loss) (OCI). Ineffectiveness in hedging relationships is recorded as Other (Income) and Expense in the current period.

*Interest Rate Contracts* — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in OCI. Amounts are transferred from OCI and recognized in income as Interest Expense in the same period that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges are recognized in income in the current period as Interest Expense. Gains and losses on contracts with no hedging designation are recorded in income in the current period as Other (Income) and Expense.

*Foreign Currency Contracts* — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in OCI. Amounts are transferred from OCI and recognized in income in the same period and on the same line that the hedged item is recognized in income. Gains and losses on contracts with no hedging designation are recorded in income currently as Foreign Currency Exchange.

We do not include premiums paid on forward currency contracts in our assessment of hedge effectiveness. Premiums on contracts designated as hedges are recognized in income as Foreign Currency Exchange over the life of the contract.

*Net Investment Hedging* — Nonderivative instruments denominated in foreign currencies are used from time to time to hedge net investments in foreign subsidiaries. Gains and losses on these instruments are deferred and recorded in OCI as Foreign Currency Translation Adjustment. These gains and losses are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

*Termination of Contracts* — Gains and losses (including deferred gains and losses in OCI) are recognized in income as Other (Income) and Expense when contracts are terminated concurrently with the termination of the hedged position. To the extent that such position remains outstanding, gains and losses are amortized to Interest Expense or Foreign Currency Exchange over the remaining life of that position. Gains and losses on contracts that we temporarily continue to hold after the early termination of a hedged position, or that otherwise no longer qualify for hedge accounting, are recognized in income as Other (Income) and Expense.

Refer to Note 10.

***Stock-Based Compensation***

We use the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) to measure compensation cost for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our common stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance units is recorded based on the quoted market price of our common stock at the end of the reporting period. Refer to Note 11.

We determined pro forma amounts as if the fair value method required by SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) had been applied to our stock-based compensation. The fair value of stock options was estimated on the date of grant using the Black-Scholes option pricing model.

**Note 1. Accounting Policies (continued)**

The pro forma effect on net income (loss) as if the fair value of stock-based compensation had been recognized as compensation expense on a straight-line basis over the vesting period of the stock option or purchase right was as follows:

| (In millions, except per share) | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Net income (loss) as reported | $ 228 | $ 115 | $ (807) |
| Add: Stock-based compensation expense included in net income (loss) (net of tax) | 5 | 6 | 1 |
| Deduct: Stock-based compensation expense calculated using the fair value method (net of tax) | (21) | (20) | (28) |
| Net income (loss) as adjusted | $ 212 | $ 101 | $ (834) |
| Net income (loss) per share: | | | |
| Basic — as reported | $1.30 | $0.65 | $(4.61) |
| — as adjusted | 1.20 | 0.58 | (4.76) |
| Diluted — as reported | $1.16 | $0.63 | $(4.61) |
| — as adjusted | 1.09 | 0.56 | (4.76) |

### *Earnings Per Share of Common Stock*

Basic earnings per share were computed based on the weighted average number of common shares outstanding. Diluted earnings per share primarily reflects the dilutive impact of outstanding stock options and in 2005 and 2004, contingently convertible debt, regardless of whether the provision of the contingent features had been met.

All earnings per share amounts in these notes to the financial statements are diluted, unless otherwise noted. Refer to Note 11.

### *Asset Retirement Obligations*

We adopted FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47) an interpretation of FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143) on December 31, 2005. FIN 47 requires that the fair value of a liability for an asset retirement obligation (ARO) be recognized in the period in which it is incurred and the settlement date is estimable, and is capitalized as part of the carrying amount of the related tangible long-lived asset. The liability is recorded at fair value and the capitalized cost is depreciated over the remaining useful life of the related asset. Refer to Note 19.

### *Reclassification*

Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2005 presentation.

### *Recently Issued Accounting Pronouncements*

The provisions of SFAS 151 are intended to eliminate narrow differences between the existing accounting standards of the FASB and the International Accounting Standards Board (IASB) related to inventory costs, in particular, the treatment of abnormal idle facility expense, freight, handling costs and spoilage. SFAS 151 requires that these costs be recognized as current period charges regardless of the extent to which they are

**Note 1. Accounting Policies (continued)**

considered abnormal. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We early adopted SFAS 151 in 2005. The adoption of SFAS 151 did not have a significant impact on our results of operations or financial position.

The FASB has issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R) which replaced SFAS 123 and superseded APB 25. Under the provisions of SFAS 123R, companies are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exception). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. On April 14, 2005, the SEC approved a delay to the effective date of SFAS 123R. Under the new SEC rule, SFAS 123R is effective for annual periods that begin after June 15, 2005. SFAS 123R applies to all awards granted, modified, repurchased or cancelled by us after December 31, 2005 and to unvested awards at the date of adoption. We will adopt SFAS 123R in the first quarter of 2006. In 2006, we will recognize approximately $15 million in expense for stock options, which were previously not expensed under APB 25.

The FASB issued FSP FAS 123R-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123R" (FSP 123R-2) in October 2005. FSP 123R-2 provides guidance on the application of grant date as defined in SFAS No. 123R. In accordance with this standard, a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS 123R, and it will not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154). SFAS 154 is a replacement of Accounting Principles Board No. 20, "Accounting Changes" and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. We will adopt this pronouncement beginning in fiscal year 2006.

In June 2005, the FASB staff issued FASB Staff Position 143-1 "Accounting for Electronic Equipment Waste Obligations" (FSP 143-1) to address the accounting for obligations associated with the Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the "Directive") adopted by the European Union (EU). The Directive effectively obligates a commercial user to incur costs associated with the retirement of a specified asset that qualifies as historical waste equipment. The commercial user should apply the provisions of SFAS 143 and FIN 47. FSP 143-1 shall be applied the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable EU-member country. We adopted the FSP at certain of our European operations where applicable legislation was adopted. The impact of the adoption on the consolidated financial statements was not significant.

### Note 2. Costs Associated with Rationalization Programs

To maintain global competitiveness, we have implemented rationalization actions over the past several years for the purpose of reducing excess capacity, eliminating redundancies and reducing costs. The net amounts of rationalization charges included in the Consolidated Statements of Operations were as follows:

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| New charges | $ 29 | $ 95 | $307 |
| Reversals | (18) | (39) | (16) |
| | $ 11 | $ 56 | $291 |

The following table presents the reconciliation of the liability balance between periods:

| (In millions) | Associate-related Costs | Other Than Associate-related Costs | Total |
|---|---|---|---|
| **Accrual balance at December 31, 2002** | $ 25 | $ 44 | $ 69 |
| 2003 charges | 295 | 12 | 307 |
| Incurred | (198) | (16) | (214) |
| Reversed to goodwill | — | (3) | (3) |
| Reversed to the statement of operations | (12) | (4) | (16) |
| **Accrual balance at December 31, 2003** | 110 | 33 | 143 |
| 2004 charges | 76 | 19 | 95 |
| Incurred | (110) | (23) | (133) |
| FIN 46 adoption | — | 2 | 2 |
| Reversed to the statement of operations | (35) | (4) | (39) |
| **Accrual balance at December 31, 2004** | 41 | 27 | 68 |
| 2005 charges | 26 | 3 | 29 |
| Incurred | (37) | (8) | (45) |
| Reversed to the statement of operations | (11) | (7) | (18) |
| **Accrual balance at December 31, 2005** | $ 19 | $ 15 | $ 34 |

Rationalization charges in 2005 consisted of manufacturing associate reductions, retail store reductions, IT associate reductions, and a sales function reorganization in European Union Tire; manufacturing and administrative associate reductions in Eastern Europe, Middle East and Africa Tire; sales, marketing, and research and development associate reductions in Engineered Products; and manufacturing and corporate support group associate reductions in North American Tire.

For 2005, $11 million ($5 million after-tax or $0.02 per share) of net charges were recorded, which included $29 million ($20 million after-tax or $0.09 per share) of new rationalization charges. The charges were partially offset by $18 million ($15 million after-tax or $0.07 per share) of reversals of rationalization charges no longer needed for their originally-intended purposes. The $18 million of reversals consisted of $11 million of associate-related costs for plans initiated in 2004 and 2003, and $7 million primarily for non-cancelable leases that were exited during the first quarter related to plans initiated in 2001 and earlier. The $29 million of charges primarily represented associate-related costs and consist of $26 million for plans initiated in 2005 and $3 million for plans initiated in 2004 and 2003. Approximately 900 associates will be

**Note 2. Costs Associated with Rationalization Programs (continued)**

released under the programs initiated in 2005, of which approximately 425 were released by December 31, 2005.

In 2005, $35 million was incurred primarily for associate severance payments, $1 million for cash pension settlement benefit costs, $1 million for non-cash pension and postretirement special termination benefit costs, and $8 million was incurred primarily for non-cancelable lease costs.

The accrual balance of $34 million at December 31, 2005 includes approximately $10 million related to long-term non-cancelable lease costs and approximately $24 million of other costs that are expected to be substantially utilized within the next twelve months.

Accelerated depreciation charges totaling $5 million were recorded for fixed assets that will be taken out of service in connection with certain rationalization plans initiated in 2005 and 2004 in the Engineered Products and European Union Tire Segments. During 2005, $4 million was recorded as Cost of goods sold and $1 million was recorded as Selling, administrative and general expense.

The following table summarizes, by segment, the total charges expected to be recorded and the total charges recorded in 2005, related to the new plans initiated in 2005:

| (In millions) | Expected Total Charge | Charges Recorded in 2005 |
|---|---|---|
| North American Tire | $ 3 | $ 3 |
| European Union Tire | 9 | 9 |
| Eastern Europe, Middle East and Africa Tire | 14 | 10 |
| Engineered Products | 7 | 4 |
| | $33 | $26 |

Additional rationalizations charges of $6 million and $1 million related to rationalization plans announced in 2005 and 2004, respectively, have not yet been recorded and are expected to be incurred and recorded during the next twelve months. There are no remaining restructuring charges related to rationalization plans initiated in 2003.

2004 rationalizations activities consisted primarily of warehouse, manufacturing and sales and marketing associate reductions in Engineered Products, a farm tire manufacturing consolidation in European Union Tire, administrative associate reductions in North American Tire, European Union Tire and corporate functional groups, and manufacturing, sales and research and development associate reductions in North American Tire.

In fiscal year 2004, net charges were recorded totaling $56 million ($48 million after-tax or $0.27 per share). The net charges included reversals of $39 million ($32 million after-tax or $0.17 per share) related to reserves from rationalization actions no longer needed for their originally-intended purpose, and new charges of $95 million ($84 million after-tax or $0.44 per share). Included in the $95 million of new charges was $77 million for plans initiated in 2004. Approximately 1,165 associates will be released under programs initiated in 2004, of which approximately 1,085 have been released to date (445 in 2005 and 640 in 2004). The costs of the 2004 actions consisted of $40 million related to future cash outflows, primarily for associate severance costs, including $32 million in non-cash pension curtailments and postretirement benefit costs and $5 million for non-cancelable lease costs and other exit costs. Costs in 2004 also included $16 million related to plans initiated in 2003, consisting of $14 million of non-cancelable lease costs and other exit costs and $2 million of associate severance costs. The reversals are primarily the result of lower than initially estimated associate severance costs of $35 million and lower leasehold and other exit costs of $4 million. Of the $35 million of associate severance cost reversals, $12 million related to previously-approved plans in

**Note 2. Costs Associated with Rationalization Programs (continued)**

Engineered Products that were reorganized into the 2004 warehouse, manufacturing, and sales and marketing associate reductions.

In 2004, $75 million was incurred primarily for associate severance payments, $35 million for non-cash pension curtailments and postretirement benefit costs, and $23 million was incurred for non-cancelable lease costs and other costs. The accrual balance of $68 million at December 31, 2004 includes approximately $17 million related to long term non-cancelable lease costs and approximately $51 million of associate and other costs.

Accelerated depreciation charges totaling $10 million were recorded in 2004 for fixed assets that were taken out of service in connection with certain rationalization plans initiated in 2003 and 2004 in European Union Tire, Latin American Tire and Engineered Products. During 2004, $7 million was recorded as CGS and $3 million was recorded as SAG.

In 2003, net charges were recorded totaling $291 million ($267 million after-tax or $1.52 per share). The net charges included reversals of $16 million ($14 million after-tax or $0.08 per share) related to reserves from rationalization actions no longer needed for their originally intended purpose, and new charges of $307 million ($281 million after-tax or $1.60 per share). The 2003 rationalization actions consisted of manufacturing, research and development, administrative and retail consolidations in North America, Europe and Latin America. Of the $307 million of new charges, $175 million related to future cash outflows, primarily associate severance costs, and $132 million related primarily to non-cash special termination benefits and pension and retiree benefit curtailments. Approximately 4,300 associates have been released under the programs initiated in 2003, of which approximately 100 were exited in 2005, approximately 1,500 were exited during 2004 and approximately 2,700 were exited in 2003. The reversals are primarily the result of lower than initially estimated associate-related payments of approximately $12 million, favorable sublease contract signings in the European Union of approximately $3 million and lower contract termination costs in the United States of approximately $1 million.

As part of the 2003 rationalization program, we closed our Huntsville, Alabama tire facility in the fourth quarter of 2003. Of the $307 million of new rationalization charges in 2003, approximately $138 million related to the Huntsville closure and were primarily for associate-related costs, including severance, special termination benefits and pension and retiree benefit curtailments. The Huntsville closure also resulted in charges to CGS of approximately $35 million for asset impairments and $85 million for accelerated depreciation and the write-off of spare parts. In addition, 2003 CGS included charges totaling approximately $8 million to write-off construction in progress related to the research and development rationalization plan, and approximately $5 million for accelerated depreciation on equipment taken out of service at European Union Tire's facility in Wolverhampton, England.

**Note 3. Other (Income) and Expense**

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| Financing fees and financial instruments | $109 | $ 117 | $ 99 |
| Interest income | (59) | (34) | (28) |
| Environmental insurance settlement | (29) | (157) | — |
| Net loss on asset sales | 36 | 4 | 25 |
| Foreign currency exchange | 22 | 23 | 41 |
| Insurance fire (recovery)/loss deductible | (14) | 12 | — |
| Equity in (earnings) losses of affiliates | (11) | (8) | 15 |
| General and product liability — discontinued products | 9 | 53 | 138 |
| Miscellaneous | 7 | 13 | 27 |
| | $ 70 | $ 23 | $317 |

Financing fees and financial instruments in 2005 included $47 million of debt issuance costs written-off in connection with our refinancing activities during the second quarter of 2005. This includes approximately $30 million of previously unamortized fees related to replaced facilities and $17 million of costs related to the new facilities. In 2004, $21 million of deferred costs were written-off in connection with our refinancing activities. Refer to Note 10, Financing Arrangements and Derivative Financial Instruments, for further information on the 2005 refinancing activities.

Interest income consisted primarily of amounts earned on cash deposits. The increase was due primarily to higher levels of cash deposits in the United States. At December 31, 2005, significant concentrations of cash, cash equivalents and restricted cash held by our international subsidiaries included the following amounts:

- $673 million or 28% in Europe, primarily Western Europe, ($590 million or 28% at December 31, 2004),
- $213 million or 9% in Asia, primarily Australia, ($140 million or 7% at December 31, 2004), and
- $203 million or 8% in Latin America, primarily Brazil, ($198 million or 9% at December 31, 2004).

In 2005, we recorded a gain of $29 million ($29 million after-tax or $0.14 per share) from settlements with certain insurance companies related to environmental coverage. Environmental insurance settlement in 2004 included a benefit of $157 million resulting from a settlement with certain insurance companies in exchange for releasing the insurers from certain past, present and future environmental claims. A significant portion of the costs incurred by us related to these claims had been recorded in prior years. See further discussion on insurance settlements discussed in general and product liability — discontinued products below.

Net loss on asset sales in the 2005 included a loss of $73 million ($73 million after-tax or $0.35 per share) on the sale of the Farm Tire business in North American Tire , a gain of $24 million ($24 million after-tax or $0.12 per share) on the sale of the Wingtack adhesive resins business in North American Tire and net gains of $13 million ($12 million after-tax or $0.06 per share) on the sales of other assets primarily in North American Tire.

Net losses on asset sales in 2004 were $4 million ($8 million after-tax or $0.04 per share) on the sale of assets in North American Tire, European Union Tire and Engineered Products. The net loss includes $15 million on the write-down of assets of our natural rubber plantation in Indonesia.

Net losses on asset sales in 2003 included a loss of $18 million ($9 million after-tax or $0.05 per share) on the sale of 20,833,000 shares of common stock of Sumitomo Rubber Industries, Ltd., for which we received

**Note 3. Other (Income) and Expense (continued)**

$83 million. Also in 2003, net losses of $7 million ($7 million after-tax or $0.04 per share) was recorded on the sale of assets in Engineered Products, North American Tire, European Union Tire, Asia Pacific Tire and Latin American Tire.

Foreign currency exchange loss in 2004 was lower than in 2003, as 2003 reflected the weakening of the Brazilian real versus the U.S. dollar.

Insurance fire recovery of $14 million ($7 million after-tax or $0.03 per share) in 2005 was related to a 2004 fire at a company facility in Germany. The gain represents insurance recoveries in excess of the net book value of assets destroyed. Goodyear has reached final settlement with its insurance providers.

Insurance fire loss deductible in 2004 included a charge of $12 million ($12 million after-tax or $0.07 per share) related to fires at our facilities in Germany, France and Thailand. During 2004, approximately $36 million in insurance recoveries were received related to these fire losses. At December 31, 2004 we had recorded an insurance receivable of approximately $16 million to recover additional expenses associated with the fire losses in Germany. We did not record any insurance recoveries in excess of the net book value of the assets destroyed (less the insurance deductible limits) and other costs incurred.

Equity in (earnings) losses of affiliates in 2004 compared to 2003 increased primarily due to improved results at Rubbernetwork.com and the consolidation of SPT effective January 1, 2004. Our share of losses at SPT was included in 2003.

General and product liability-discontinued products includes charges for claims against us related to asbestos personal injury claims, and for liabilities related to Entran II claims, net of probable insurance recoveries. During 2005, we recorded gains of $32 million ($32 million after-tax or $0.16 per share) from settlements with certain insurance companies related to asbestos coverage. A portion of the costs incurred by us related to these claims had been recorded in prior years. Refer to Note 17, Commitments and Contingent Liabilities, for further information.

During 2004, $42 million of net expenses related to Entran II claims ($142 million of expense and $100 million of insurance recoveries) and $11 million of net expenses related to asbestos claims ($13 million of expense and $2 million of probable insurance recoveries). During 2003, $180 million of net expenses related to Entran II claims ($255 million of expense and $75 million of insurance recoveries) was partially offset by $42 million of net income related to asbestos claims ($24 million of expense and $66 million of probable insurance recoveries).

Miscellaneous items included financial transaction taxes in Latin America of $8 million, $8 million, and $13 million in 2005, 2004 and 2003, respectively. Costs related to the exploration of a possible sale of our Chemical Products business totaling $4 million and $3 million were included in 2004 and 2003, respectively. A $6 million charge for the adoption of FIN 46 for lease-financing SPEs was recorded in 2003.

**Note 4. Accounts and Notes Receivable**

| (In millions) | 2005 | 2004 |
|---|---|---|
| Accounts and notes receivable | $3,288 | $3,542 |
| Allowance for doubtful accounts | (130) | (144) |
| | $3,158 | $3,398 |

Accounts and Notes Receivable included non-trade receivables totaling $300 million and $426 million at December 31, 2005 and 2004, respectively. These amounts primarily related to value-added taxes, an environmental receivable, derivative financial instruments, and tax receivables.

### Note 4. Accounts and Notes Receivable (continued)

The allowance for doubtful accounts represents an estimate of the losses expected from our accounts and notes receivable portfolio. The level of the allowance is based on many quantitative and qualitative factors, including historical loss experience by region, portfolio duration, economic conditions and credit risk quality. The adequacy of the allowance is assessed quarterly.

Various international subsidiaries sold certain of their trade receivables under off-balance sheet programs during 2005 and 2004. The receivable financing programs of these international subsidiaries did not utilize an SPE. At December 31, 2005 and 2004, the value in U.S. dollars available to and utilized by these international subsidiaries was $3 million and $5 million, respectively.

During 2004, one of our international subsidiaries had established an accounts receivable continuous sales program whereunder this subsidiary may receive proceeds from the sale of certain of its receivables to a SPE affiliates of a certain bank. This subsidiary retained servicing responsibilities. This program was terminated during 2004.

The following table presents certain cash flows related to this program:

| (In millions) | 2004 |
|---|---|
| Proceeds from collections reinvested in previous securitizations | $633 |
| Reimbursement for rebates and discounts issued | 60 |
| Cash used for termination of program | 76 |

Prior to April 1, 2003, we maintained a program for the continuous sale of substantially all of our domestic trade accounts receivable to Wingfoot A/R LLC, a wholly-owned limited liability subsidiary company that was a bankruptcy-remote SPE. A similar program also was maintained for substantially all of the trade accounts receivable of our wholly-owned subsidiary in Canada. The results of operations and financial position of Wingfoot A/R LLC were not included in our consolidated financial statements as provided by Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This program was terminated on April 1, 2003. Our consolidated debt increased by $578 million at April 1, 2003 in connection with the termination of this program.

The following table presents certain cash flows related to this program:

| (In millions) | 2003 |
|---|---|
| Proceeds from collections reinvested in previous securitizations | $1,089 |
| Servicing fees received | 1 |
| Reimbursement for rebates and discounts issued | 28 |
| Cash used for termination of program | 545 |

### Note 5. Inventories

| (In millions) | 2005 | 2004 |
|---|---|---|
| Raw materials | $ 639 | $ 586 |
| Work in process | 137 | 140 |
| Finished products | 2,086 | 2,058 |
| | $2,862 | $2,784 |

### Note 6. Goodwill and Other Intangible Assets

The net carrying amount of goodwill allocated by reporting unit, and changes during 2005, follows:

| (In millions) | Balance at December 31, 2004 | Purchase Price Allocation | Divestitures | Translation & Other Adjustments | Balance at December 31, 2005 |
|---|---|---|---|---|---|
| North American Tire | $102 | $— | $(8) | $ 4 | $ 98 |
| European Union Tire | 403 | — | — | (60) | 343 |
| Eastern Europe, Middle East and Africa Tire | 124 | — | — | (13) | 111 |
| Latin American Tire | 1 | — | — | (1) | — |
| Asia Pacific Tire | 67 | — | — | (3) | 64 |
| Engineered Products | 20 | 2 | — | (1) | 21 |
| | $717 | $ 2 | $(8) | $(74) | $637 |

The net carrying amount of goodwill allocated by reporting unit, and changes during 2004, follows:

| (In millions) | Balance at December 31, 2003 | Purchase Price Allocation | FIN 46 Impact | Translation & Other Adjustments | Balance at December 31, 2004 |
|---|---|---|---|---|---|
| North American Tire | $101 | $— | $ 3 | $(2) | $102 |
| European Union Tire | 355 | 17 | — | 31 | 403 |
| Eastern Europe, Middle East and Africa Tire | 110 | 1 | — | 13 | 124 |
| Latin American Tire | 1 | — | — | — | 1 |
| Asia Pacific Tire | 63 | — | 2 | 2 | 67 |
| Engineered Products | 20 | — | — | — | 20 |
| | $650 | $18 | $ 5 | $44 | $717 |

The following table presents information about other intangible assets:

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| (In millions) | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Intangible assets with indefinite lives | $119 | $ (9) | $110 | $121 | $ (9) | $112 |
| Trademarks and Patents | 48 | (20) | 28 | 53 | (19) | 34 |
| Other intangible assets | 28 | (7) | 21 | 34 | (11) | 23 |
| Total Other intangible assets | $195 | $(36) | $159 | $208 | $(39) | $169 |

The carrying amount of intangible assets with indefinite lives totaled $110 million and $112 million at December 31, 2005 and 2004, respectively. This amount is primarily comprised of the right to use certain brand names and trademarks on a non-competitive basis related to our global alliance with Sumitomo Rubber Industries, Ltd.

Amortization expense for intangible assets totaled $4 million, $4 million and $5 million in 2005, 2004 and 2003, respectively. We estimate that annual amortization expense related to intangible assets will range from approximately $3 million to $4 million during each of the next five years and the weighted average remaining amortization period is approximately 20 years.

## Note 7. Investments

*Consolidation of Variable Interest Entities*

We applied the provisions of FIN 46 for entities that are not SPEs effective January 1, 2004 and consolidated two previously unconsolidated investments, SPT, a tire manufacturer, marketer and exporter of tires in Australia and New Zealand, and T&WA, a wheel mounting operation in the United States which sells to OE manufacturers. This consolidation was treated as a non-cash transaction on the Consolidated Statements of Cash Flows with the exception of approximately $24 million of cash and cash equivalents from SPT and T&WA, which was included in Other assets and liabilities in the Operating activities section of the statement. In connection with the consolidation of SPT and T&WA, we recorded approximately $5 million of goodwill.

*Investments and Acquisitions*

We have funded approximately 40% of the obligations under our Supplemental Pension Plan as of December 31, 2005 (approximately 47% at December 31, 2004) using a Trust. The Trust invests in debt and equity securities and funds current benefit payments under the Supplemental Pension Plan. No contributions were made to the Trust in 2005 or 2004. The debt securities have maturities ranging from August 15, 2008 through February 15, 2010. The fair value of the Trust assets was $26 million and $29 million at December 31, 2005 and 2004, respectively, and was included in Other Assets on the Consolidated Balance Sheets. We have classified the Trust assets as available-for-sale, as provided in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). Accordingly, gains and losses resulting from changes in the fair value of the Trust assets are deferred and reported on the Consolidated Balance Sheets as OCI. At December 31, 2005, OCI included a gross unrealized holding gain on the Trust assets of $4 million ($1 million after-tax).

We owned 3,421,305 shares of Sumitomo Rubber Industries, Ltd. ("SRI") at December 31, 2005 and 2004 (the "Sumitomo Investment"). The fair value of the Sumitomo Investment was $49 million and $32 million at December 31, 2005 and 2004, respectively, and was included in Other Assets on the Consolidated Balance Sheets. We have classified the Sumitomo Investment as available-for-sale, as provided in SFAS 115. At December 31, 2005, OCI included gross unrealized holding gains on the Sumitomo Investment of $32 million ($34 million after-tax), compared to $16 million ($17 million after-tax) at December 31, 2004.

In July 2004, Goodyear Dunlop Tires Europe B.V. ("GDTE"), a 75% owned subsidiary, completed the acquisition of the remaining 50% outstanding ownership interest of Däckia, a major tire retail group in Sweden, for approximately $10 million. We originally acquired a 50% stake in 1995. As a result of this transaction, we now indirectly own 75% of Däckia, with SRI owning the remaining 25%. The acquisition was accounted for using the purchase method of accounting. The asset valuation and the purchase price allocation were completed in 2004. Pursuant to the purchase and resulting consolidation, we recorded an addition to goodwill of $17 million in 2004. We also recorded intangible assets, including customer relationships, trademarks and partner relationships, totaling $8 million.

During 2003, we transferred our 80% ownership of Sava Tires Joint Venture Holding d.o.o ("Sava Tire"), a tire manufacturing subsidiary in Slovenia, to GDTE, for $282 million. In June 2004, we exercised our call option, purchased the remaining outstanding 20% ownership interest of Sava Tires for approximately $52 million, and sold it to GDTE for approximately $85 million. As a result of these transactions, we now indirectly own 75% of Sava Tire, with GDTE's joint venture partner, SRI, owning the remaining 25%. The acquisition was accounted for using the purchase method of accounting. Pursuant to this transaction, we recorded an addition to goodwill of $1 million in 2004. The purchase price allocation was completed at December 31, 2004.

**Note 7. Investments (continued)**

In 2003, we purchased Arkansas Best Corporation's remaining 19% ownership interest in Wingfoot Commercial Tire Systems, LLC, a joint venture company formed by Goodyear and Arkansas Best Corporation to sell and service commercial truck tires, provide retread services and conduct related business, for $71 million.

Dividends received from our consolidated subsidiaries were $290 million, $155 million and $219 million in 2005, 2004 and 2003, respectively. Dividends received from our unconsolidated affiliates accounted for using the equity method were $7 million, $3 million and $3 million in 2005, 2004 and 2003, respectively.

**Note 8. Properties and Plants**

| (In millions) | 2005 Owned | 2005 Capital Leases | 2005 Total | 2004 Owned | 2004 Capital Leases | 2004 Total |
|---|---|---|---|---|---|---|
| Properties and plants, at cost: | | | | | | |
| Land and improvements | $ 415 | $ 9 | $ 424 | $ 360 | $ 17 | $ 377 |
| Buildings and improvements | 1,856 | 91 | 1,947 | 1,778 | 94 | 1,872 |
| Machinery and equipment | 9,982 | 110 | 10,092 | 10,479 | 102 | 10,581 |
| Construction in progress | 445 | — | 445 | 449 | — | 449 |
| | 12,698 | 210 | 12,908 | 13,066 | 213 | 13,279 |
| Accumulated depreciation | (7,635) | (94) | (7,729) | (7,736) | (90) | (7,826) |
| | $ 5,063 | $116 | $ 5,179 | $ 5,330 | $123 | $ 5,453 |

The range of useful lives of property used in arriving at the annual amount of depreciation provided are as follows: buildings and improvements, 8 to 45 years; machinery and equipment, 3 to 30 years.

**Note 9. Leased Assets**

Net rental expense charged to income follows:

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| Gross rental expense | $379 | $349 | $331 |
| Sublease rental income | (76) | (74) | (65) |
| | $303 | $275 | $266 |

We enter into leases primarily for vehicles, data processing equipment and our wholesale and retail distribution facilities under varying terms and conditions. A portion of our domestic retail distribution network is sublet to independent dealers. Many of the leases require us to pay taxes assessed against leased property and the cost of insurance and maintenance.

While substantially all subleases and some operating leases are cancelable for periods beyond 2006, management expects that in the normal course of its business nearly all of its independent dealer distribution network will be actively operated. As leases and subleases for existing locations expire, we would normally expect to evaluate such leases and either renew the leases or substitute another more favorable retail location.

**Note 9. Leased Assets (continued)**

The following table presents minimum future lease payments:

| (In millions) | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 and Beyond | Total |
|---|---|---|---|---|---|---|---|
| **Capital Leases** | | | | | | | |
| Minimum lease payments | $ 13 | $ 12 | $ 12 | $ 12 | $ 12 | $ 46 | $ 107 |
| Imputed interest | | | | | | | (30) |
| Executory costs | | | | | | | (1) |
| Present value | | | | | | | $ 76 |
| **Operating Leases** | | | | | | | |
| Minimum lease payments | $315 | $254 | $193 | $145 | $109 | $455 | $1,471 |
| Minimum sublease rentals | (51) | (42) | (33) | (24) | (15) | (20) | (185) |
| | $264 | $212 | $160 | $121 | $ 94 | $435 | 1,286 |
| Imputed interest | | | | | | | (393) |
| Present value | | | | | | | $ 893 |

At December 31, 2004, we were a party to lease agreements with an unrelated SPE that was a VIE as defined by FIN 46. The agreements were related to certain North American distribution facilities. At December 31, 2004, the carrying amount of the warehouses that were pledged as collateral under the North American distribution facilities agreements totaled $27 million. These agreements were terminated during 2005.

**Note 10. Financing Arrangements and Derivative Financial Instruments**

At December 31, 2005, we had total credit arrangements totaling $7,527 million, of which $1,677 million were unused.

***Notes Payable, Long Term Debt and Capital Leases due Within One Year and Short Term Financing Arrangements***

At December 31, 2005, we had short term committed and uncommitted credit arrangements totaling $415 million, of which $92 million related to consolidated VIEs. Of these amounts, $182 million and $18 million, respectively, were unused. These arrangements are available primarily to certain of our international subsidiaries through various banks at quoted market interest rates. There are no commitment fees associated with these arrangements.

**Note 10. Financing Arrangements and Derivative Financial Instruments (continued)**

The following table presents amounts due within one year at December 31:

| (In millions) | 2005 | 2004 |
|---|---|---|
| **Notes payable:** | | |
| Amounts related to VIEs | $ 74 | $ 91 |
| Other international subsidiaries | 159 | 136 |
| | $233 | $ 227 |
| Weighted average interest rate | 5.43% | 6.72% |
| **Long term debt and capital leases due within one year:** | | |
| Amounts related to VIEs | $ 54 | $ 24 |
| 6⅞% Euro Notes due 2005 | — | 542 |
| 5⅜% Swiss Franc Bond due 2006 | 120 | — |
| 6⅝% due 2006 | 216 | — |
| European credit facilities | — | 400 |
| Other (including capital leases) | 58 | 44 |
| | $448 | $1,010 |
| Weighted average interest rate | 6.13% | 6.34% |
| **Total obligations due within one year** | $681 | $1,237 |

Amounts related to VIEs in Notes payable represent short term debt of SPT. Amounts related to VIEs in Long term debt and capital leases due within one year represented amounts owed by T&WA and SPT.

*Long Term Debt and Capital Leases and Financing Arrangements*

At December 31, 2005, we had long term credit arrangements totaling $7,112 million, of which $1,495 million were unused.

**Note 10. Financing Arrangements and Derivative Financial Instruments (continued)**

The following table presents long term debt and capital leases, net of unamortized discounts, and interest rates at December 31:

| (In millions) | 2005 | Interest Rate | 2004 | Interest Rate |
|---|---|---|---|---|
| Notes: | | | | |
| 6³/₈% Euro Notes due 2005 | $ — | — | $ 542 | * |
| 5³/₈% Swiss franc bonds due 2006 | 120 | * | 139 | * |
| 6⁵/₈% due 2006 | 216 | * | 223 | * |
| 8¹/₂% due 2007 | 300 | * | 300 | * |
| 6³/₈% due 2008 | 100 | * | 100 | * |
| 7⁶/₇% due 2011 | 650 | * | 650 | * |
| Floating rate notes due 2011 | 200 | 12.31% | 200 | 9.99% |
| 11% due 2011 | 448 | * | 448 | * |
| 9% due 2015 | 400 | * | — | — |
| 7% due 2028 | 149 | * | 149 | * |
| 4% Convertible Senior Notes due 2034 | 350 | * | 350 | * |
| Bank term loans: | | | | |
| $400 million senior secured term loan European facilities due 2005 | — | — | 400 | 6.33% |
| $800 million senior secured asset-based term loan due 2006 | — | — | 800 | 6.14% |
| $650 million senior secured asset-based term loan due 2006 | — | — | 650 | 7.03% |
| $1.2 billion second lien term loan facility due 2010 | 1,200 | 7.06% | — | — |
| $300 million third lien secured term loan due 2011 | 300 | 7.81% | — | — |
| €155 million senior secured term loan European facility due 2010 | 183 | 4.85% | — | — |
| Pan-European accounts receivable facility due 2009 | 324 | 3.91% | 225 | 3.90% |
| Other domestic and international debt | 85 | 6.20% | 123 | 6.19% |
| Amounts related to VIEs | 89 | 6.45% | 94 | 6.41% |
| | 5,114 | | 5,393 | |
| Capital lease obligations | 76 | | 60 | |
| | 5,190 | | 5,453 | |
| Less portion due within one year | (448) | | (1,010) | |
| | $4,742 | | $ 4,443 | |

* Represents debt with fixed interest rate.

**Note 10. Financing Arrangements and Derivative Financial Instruments (continued)**

The following table presents information about long term fixed rate, including capital leases, debt at December 31:

| (In millions) | 2005 | 2004 |
|---|---|---|
| Carrying amount — liability | $2,847 | $3,055 |
| Fair value — liability | 3,119 | 3,388 |

The fair value was estimated using quoted market prices or discounted future cash flows. The fair value exceeded the carrying amount at December 31, 2005 and 2004 due primarily to lower market interest rates. The fair value of the 6⅝% Notes due 2006 was partially hedged by floating rate swap contracts with notional principal amounts totaling $200 million at December 31, 2005 and 2004, respectively. The fair value of our variable rate debt approximated its carrying amount at December 31, 2005 and 2004.

*$650 Million Senior Secured Notes*

On March 12, 2004, we completed a private offering of $650 million of senior secured notes, consisting of $450 million of 11% senior secured notes due 2011 and $200 million of floating rate notes due 2011, which accrue interest at LIBOR plus 8%. The proceeds of the notes were used to prepay the remaining outstanding amount under the then-existing U.S. term loan facility, permanently reduce commitments under the then-existing revolving credit facility by $70 million, and for general corporate purposes. The notes are guaranteed by the same subsidiaries that guarantee our $1.5 billion first lien credit facility. The notes are secured by perfected third-priority liens on the same collateral securing those facilities.

We have the right to redeem the fixed rate notes in whole or in part from time to time on and after March 1, 2008. The redemption price, plus accrued and unpaid interest to the redemption date, would be 105.5%, 102.75%, and 100.0% on and after March 1, 2008, 2009 and 2010, respectively. We may also redeem the fixed rate notes prior to March 1, 2008 at a redemption price equal to 100% of the principal amount plus a make-whole premium. We have the right to redeem the floating rate notes in whole or in part from time to time on and after March 1, 2008. The redemption price, plus accrued and unpaid interest to the redemption date, would be 104.0%, 102.0%, and 100.0% on and after March 1, 2008, 2009 and 2010, respectively. In addition, prior to March 1, 2007, we have the right to redeem up to 35% of the fixed and floating rate notes with net cash proceeds from one or more public equity offerings. The redemption price would be 111% for the fixed rate notes and 100% plus the then-applicable floating rate for the floating rate notes, plus accrued and unpaid interest to the redemption date.

The Indenture for the senior secured notes contains restrictions on our operations, including limitations on:

- incurring additional indebtedness or liens,
- paying dividends, making distributions and stock repurchases,
- making investments,
- selling assets, and
- merging and consolidating.

In the event that the senior secured notes have a rating equal to or greater than Baa3 from Moody's and BBB− from Standard and Poor's, a number of those restrictions will not apply, for so long as those credit ratings are maintained.

**Note 10. Financing Arrangements and Derivative Financial Instruments (continued)**

*$350 Million Convertible Senior Note Offering*

On July 2, 2004, we completed an offering of $350 million aggregate principal amount of 4% Convertible Senior Notes due June 15, 2034. The notes are convertible into share of our common stock initially at a conversion rate of 83.07 shares of common stock per $1,000 principal amounts of notes, which is equal to an initial conversion price of $12.04 per share. The proceeds from the notes were used to repay temporarily a revolving credit facility and for working capital purposes.

*$400 Million Senior Notes Offering*

On June 23, 2005, we completed an offering of $400 million aggregate principal amount of 9% Senior Notes due 2015 in a transaction under Rule 144A and Regulation S under the Securities Act of 1933. The senior notes are guaranteed by our U.S. and Canadian subsidiaries that also guarantee our obligations under our senior secured credit facilities. The guarantees are unsecured. The proceeds were used to repay $200 million in borrowings under our U.S. first lien revolving credit facility, and to replace $190 million of the cash, that we used to pay the $488 million principal amount of our 6⅜% Euro Notes due 2005 at maturity on June 6, 2005. The remainder of the proceeds was used for general corporate purposes. In conjunction with the debt issuance, we paid fees of approximately $10 million, which are being amortized over the term of the senior notes.

The Indenture governing the senior notes limits our ability and the ability of certain of our subsidiaries to (i) incur additional debt or issue redeemable preferred stock, (ii) pay dividends, or make certain other restricted payments or investments, (iii) incur liens, (iv) sell assets, (v) incur restrictions on the ability of our subsidiaries to pay dividends to us, (vi) enter into affiliate transactions, (vii) engage in sale and leaseback transactions, and (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. For example, if the senior notes are assigned an investment grade rating by Moody's and S&P and no default has occurred or is continuing, certain covenants will be suspended.

*April 8, 2005 Refinancing*

On April 8, 2005 we completed a refinancing in which we replaced approximately $3.28 billion of credit facilities with new facilities aggregating $3.65 billion. The new facilities consist of:

- a $1.5 billion first lien credit facility due April 30, 2010 (consisting of a $1.0 billion revolving facility and a $500 million deposit-funded facility);
- a $1.2 billion second lien term loan facility due April 30, 2010;
- the Euro equivalent of approximately $650 million in credit facilities for Goodyear Dunlop Tires Europe B.V. ("GDTE") due April 30, 2010 (consisting of approximately $450 million in revolving facilities and approximately $200 million in term loan facilities); and
- a $300 million third lien term loan facility due March 1, 2011.

In connection with the refinancing, we paid down and retired the following facilities:

- our $1.3 billion asset-based credit facility, due March 2006 (the $800 million term loan portion of this facility was fully drawn prior to the refinancing);
- our $650 million asset-based term loan facility, due March 2006 (this facility was fully drawn prior to the refinancing);
- our $680 million deposit-funded credit facility due September 2007 (there were $492 million of letters of credit outstanding under this facility prior to the refinancing); and

**Note 10. Financing Arrangements and Derivative Financial Instruments (continued)**

- our $650 million senior secured European facilities due April 2005 (the $400 million term loan portion of this facility was fully drawn prior to the refinancing).

In conjunction with the refinancing, we paid fees of approximately $57 million. In addition, we paid approximately $20 million of termination fees associated with the replaced facilities. We recognized approximately $47 million of expense in the second quarter to write-off fees associated with the refinancing, including approximately $30 million of previously unamortized fees related to the replaced facilities. The remaining fees are being amortized over the term of the new facilities. The new facilities have customary representations and warranties including, as a condition to borrowing, material adverse change representations in our financial condition since December 31, 2004.

*$1.5 Billion First Lien Credit Facility*

The $1.5 billion first lien credit facility consists of a $1.0 billion revolving facility and a $500 million deposit-funded facility. Our obligations under these facilities are guaranteed by most of our wholly-owned U.S. subsidiaries and by our wholly-owned Canadian subsidiary, Goodyear Canada Inc. Our obligations under this facility and our subsidiaries' obligations under the related guarantees are secured by collateral that includes, subject to certain exceptions:

- first-priority security interests in certain U.S. and Canadian accounts receivable and inventory;
- first-priority security interests in and mortgages on our U.S. corporate headquarters and certain of our U.S. manufacturing facilities;
- first-priority security interests in the equity interests in our U.S. subsidiaries and up to 65% of the equity interests in our foreign subsidiaries, excluding GDTE and its subsidiaries and certain other subsidiaries; and
- first-priority security interests in substantially all other tangible and intangible assets, including equipment, contract rights and intellectual property.

The facility, which matures on April 30, 2010, contains certain covenants that, among other things, limit our ability to incur additional unsecured and secured indebtedness (including a limit on accounts receivable transactions), make investments and sell assets beyond specified limits. Under certain circumstances, borrowings under the facility are required to be prepaid with proceeds of asset sales greater than $15 million. The facility limits the amount of dividends we may pay on our common stock in any fiscal year to $10 million. This limit increases to $50 million in any fiscal year if Moody's public senior implied rating and Standard & Poor's (S&P) corporate credit rating improve to Ba2 or better and BB or better, respectively. The facility also limits the amount of capital expenditures we may make to $700 million in each year through 2010 (with increases for the proceeds of equity issuances). Any unused capital expenditures for a year may be carried over into succeeding years.

We are not permitted to allow the ratio of Consolidated EBITDA to Consolidated Interest Expense to fall below a ratio of 2.00 to 1.00 for any period of four consecutive fiscal quarters. In addition, our ratio of Consolidated Secured Indebtedness (net of cash in excess of $400 million) to Consolidated EBITDA is not permitted to be greater than 3.50 to 1.00 at the end of any fiscal quarter.

Availability under the facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory, with reserves which are subject to adjustment from time to time by the administrative agent and the majority lenders at their discretion (not to be exercised unreasonably). Adjustments are based on the results of periodic collateral and borrowing base evaluations and appraisals. If at any time the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing

**Note 10. Financing Arrangements and Derivative Financial Instruments (continued)**

base, we are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess.

Interest rates on the facility are dependent on the amount of the facility that is available and unused.

- If the availability under the facility is greater than or equal to $400 million, then drawn amounts (including amounts outstanding under the deposit-funded facility) will bear interest at a rate of 175 basis points over LIBOR, and undrawn amounts under the facilities will be subject to an annual commitment fee of 50 basis points;
- If the availability under the facility is less than $400 million and greater than or equal to $250 million, then drawn amounts (including amounts outstanding under the deposit-funded facility) will bear interest at a rate of 200 basis points over LIBOR, and undrawn amounts under the facilities will be subject to an annual commitment fee of 40 basis points; and
- If the availability under the facility is less than $250 million, then drawn amounts (including amounts outstanding under the deposit-funded facility) will bear interest at a rate of 225 basis points over LIBOR, and undrawn amounts under the facilities will be subject to an annual commitment fee of 37.5 basis points.

With respect to the deposit-funded facility, the lenders deposited the entire $500 million of the facility in an account held by the administrative agent, and those funds are used to support letters of credit or borrowings on a revolving basis, in each case subject to customary conditions. The full amount of the deposit-funded facility is available for the issuance of letters of credit or for revolving loans. As of December 31, 2005, there were $499 million of letters of credit issued under the deposit-funded facility. There were no borrowings under the revolving facility.

*$1.2 Billion Second Lien Term Loan Facility*

At closing, we used the entire availability under this facility to pay down and retire our prior credit facilities. Our obligations under this facility are guaranteed by most of our wholly-owned U.S. subsidiaries and by our wholly-owned Canadian subsidiary, Goodyear Canada Inc. and are secured by second priority security interests in the same collateral securing the $1.5 billion first lien credit facility. The facility contains covenants similar to those in the $1.5 billion first lien credit facility. However, the facility contains additional flexibility for the incurrence of indebtedness, making of investments and asset dispositions, the payment of dividends and the making of capital expenditures and does not contain the two financial covenants that are in the first lien credit facility. Under certain circumstances, borrowings under the facility are required to be prepaid with proceeds of asset sales greater than $15 million. Loans under this facility bear interest at LIBOR plus 275 basis points. As of December 31, 2005, this facility was fully drawn.

*Euro Equivalent of $650 Million (€505 Million) Senior Secured European Credit Facilities*

These facilities consist of (i) a €195 million European revolving credit facility, (ii) an additional €155 million German revolving credit facility, and (iii) €155 million of German term loan facilities. We secure the U.S. facilities described above and provide unsecured guarantees to support these facilities. GDTE and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany also provide guarantees.

**Note 10. Financing Arrangements and Derivative Financial Instruments (continued)**

GDTE's obligations under the facilities and the obligations of subsidiary guarantors under the related guarantees are secured by collateral that includes, subject to certain exceptions:

- first-priority security interests in the capital stock of the principal subsidiaries of GDTE; and
- first-priority security interests in and mortgages on substantially all the tangible and intangible assets of GDTE and GDTE's subsidiaries in the United Kingdom, Luxembourg, France and Germany, including certain accounts receivable, inventory, real property, equipment, contract rights and cash and cash accounts, but excluding certain accounts receivable and cash accounts in subsidiaries that are or may become parties to securitization programs.

The facilities contain covenants similar to those in the $1.5 billion first lien credit facility, with special limits on the ability of GDTE and its subsidiaries to incur additional unsecured and secured indebtedness, make investments and sell assets beyond specified limits. The facilities also limit the amount of capital expenditures that GDTE may make to $200 million in 2005, $250 million in 2006 and $300 million per year thereafter, with the unused amount in any year carried forward to the succeeding years. In addition, under the facilities we are not permitted to allow the ratio of Consolidated Indebtedness (net of cash in excess of $100 million) to Consolidated EBITDA of GDTE to be greater than 2.75 to 1.00 at the end of any fiscal quarter. Under certain circumstances, borrowings under the term facility are required to be prepaid with proceeds of asset sales by GDTE and its subsidiaries greater than $15 million. Loans under the term loan facility bear interest at LIBOR plus 237.5 basis points. With respect to the revolving credit facilities, we pay an annual commitment fee of 75 basis points on the undrawn portion of the commitments and loans bear interest at LIBOR plus 275 basis points. As of December 31, 2005, there were $4 million of letters of credit issued under the European revolving credit facility, $183 million was drawn under the German term loan facilities and there were no borrowings under the German or European revolving credit facilities.

*$300 Million Third Lien Secured Term Loan Facility*

At closing, we used the availability under this facility to pay down and retire our prior credit facilities and pay certain fees and expenses. Our obligations under this facility are guaranteed by most of our wholly-owned U.S. subsidiaries and by our wholly-owned Canadian subsidiary, Goodyear Canada Inc. and are secured by third priority security interests in the same collateral securing the $1.5 billion first lien credit facility (however, the facility is not secured by any of the manufacturing facilities that secure the first and second lien facilities). The liens are pari-passu with the liens securing our $650 million secured notes due 2011. The facility contains covenants substantially identical to those contained in the $650 million secured notes due 2011, which limit our ability to incur additional indebtedness or liens, pay dividends, make distributions and stock repurchases, make investments and sell assets, among other limitations. Loans under this facility bear interest at LIBOR plus 350 basis points. As of December 31, 2005, this facility was fully drawn.

*International Accounts Receivable Securitization Facilities (On-Balance-Sheet)*

On December 10, 2004, GDTE and certain of its subsidiaries entered into a new five-year pan-European accounts receivable securitization facility. The facility provides €275 million of funding and is subject to customary annual renewal of back-up liquidity lines.

**Note 10. Financing Arrangements and Derivative Financial Instruments (continued)**

The facility involves the twice-monthly sale of substantially all of the trade accounts receivable of certain GDTE subsidiaries to a bankruptcy-remote French company controlled by one of the liquidity banks in the facility. These subsidiaries retained servicing responsibilities. It is an event of default under the facility if:

- the ratio of our Consolidated EBITDA to our Consolidated Interest Expense falls below 2.00 to 1.00;
- the ratio of our Consolidated Secured Indebtedness (net of cash in excess of $400 million) to our Consolidated EBITDA is greater than 3.50 to 1.00; or
- the ratio of GDTE's third party indebtedness (net of cash held by GDTE and its Consolidated subsidiaries in excess of $100 million) to its Consolidated EBITDA is greater than 2.75 to 1.00.

The defined terms used in the events of default tests are similar to those in the European Credit Facilities. As of December 31, 2005 and 2004, the amount available and fully utilized under this program totaled $324 million and $225 million, respectively. The program did not qualify for sale accounting pursuant to the provisions of Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", and accordingly, this amount is included in Long term debt and capital leases.

In addition to the pan-European accounts receivable securitization facility discussed above, SPT and other subsidiaries in Australia have accounts receivable programs totaling $67 million and $63 million at December 31, 2005 and 2004, respectively. These amounts are included in Notes payable.

*Debt Maturities*

The annual aggregate maturities of long term debt and capital leases for the five years subsequent to December 31, 2005 are presented below. Maturities of debt credit agreements have been reported on the basis that the commitments to lend under these agreements will be terminated effective at the end of their current terms.

| (In millions) | 2006 | 2007 | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|
| Domestic | $345 | $305 | $107 | $ 5 | $1,206 |
| International | 103 | 33 | 4 | 330 | 187 |
| | $448 | $338 | $111 | $335 | $1,393 |

***Derivative Financial Instruments***

We utilize derivative financial instrument contracts and nonderivative instruments to manage interest rate, foreign exchange and commodity price risks. We have established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. Company policy prohibits holding or issuing derivative financial instruments for trading purposes.

***Interest Rate Exchange Contracts***

We manage our fixed and floating rate debt mix, within defined limitations, using refinancings and unleveraged interest rate swaps. We will enter into fixed and floating interest rate swaps to hedge against the effects of adverse changes in interest rates on consolidated results of operations and future cash outflows for interest. Fixed rate swaps are used to reduce our risk of increased interest costs during periods of rising interest rates, and are normally designated as cash flow hedges. Floating rate swaps are used to convert the fixed rates of long term borrowings into short term variable rates, and are normally designated as fair value hedges. We use

**Note 10. Financing Arrangements and Derivative Financial Instruments (continued)**

interest rate swap contracts to separate interest rate risk management from the debt funding decision. At December 31, 2005, the interest rate on 49% of our debt was fixed by either the nature of the obligation or through the interest rate contracts, compared to 50% at December 31, 2004.

The following tables present contract information and weighted average interest rates. Current market pricing models were used to estimate the fair values of interest rate exchange contracts.

| (Dollars in millions) | December 31, 2004 | Settled | December 31, 2005 |
|---|---|---|---|
| **Fixed rate contracts:** | | | |
| Notional principal amount | $ 15 | $ 15 | $ — |
| Pay fixed rate | 5.94% | 5.94% | — |
| Receive variable Australian Bank Bill Rate | 5.43% | 5.43% | — |
| Average years to maturity | 0.50 | — | — |
| Fair value: asset (liability) | $ — | $ — | $ — |
| Carrying amount: | | | |
| Current liability | — | — | — |
| Long term liability | — | — | — |
| **Floating rate contracts:** | | | |
| Notional principal amount | $ 200 | $ — | $ 200 |
| Pay variable LIBOR | 4.31% | — | 6.27% |
| Receive fixed rate | 6.63% | — | 6.63% |
| Average years to maturity | 1.92 | — | 0.92 |
| Fair value: asset (liability) | $ 6 | $ — | $ — |
| Carrying amount: | | | |
| Current asset | 4 | — | — |
| Long term asset | 2 | — | — |

Weighted average interest rate swap contract information follows:

| (Dollars in millions) | Twelve Months Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| **Fixed rate contracts:** | | | |
| Notional principal amount | $ 7 | $ 96 | $ 325 |
| Pay fixed rate | 5.94% | 5.14% | 5.00% |
| Receive variable LIBOR | 5.66% | 1.86% | 1.24% |
| **Floating rate contracts:** | | | |
| Notional principal amount | $ 200 | $ 200 | $ 207 |
| Pay variable LIBOR | 4.92% | 3.27% | 3.03% |
| Receive fixed rate | 6.63% | 6.63% | 6.63% |

*Interest Rate Lock Contracts*

We will use, when appropriate, interest rate lock contracts to hedge the risk-free rate component of anticipated long term debt issuances. These contracts are designated as cash flow hedges of forecasted transactions. Gains

**Note 10. Financing Arrangements and Derivative Financial Instruments (continued)**

and losses on these contracts are amortized to income over the life of the debt. No contracts were outstanding at December 31, 2005 or 2004.

*Foreign Currency Contracts*

We will enter into foreign currency contracts in order to reduce the impact of changes in foreign exchange rates on consolidated results of operations and future foreign currency-denominated cash flows. These contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade receivables and payables, equipment acquisitions, intercompany loans, royalty agreements and forecasted purchases and sales. In addition, the principal and interest on our Swiss franc bonds due 2006 is hedged by currency swap agreements, as were €100 million of the 6³/₈% Euro Notes until they matured in June 2005.

Contracts hedging the Swiss franc bonds are designated as cash flow hedges, as were contracts hedging €100 million of the 6³/₈% Euro Notes until they matured in June 2005. Contracts hedging short term trade receivables and payables normally have no hedging designation.

Amounts are reclassified from OCI into earnings each period to offset the effects of exchange rate movements on the hedged amounts of principal and interest of the Swiss franc bonds and, through June 2005, the Euro Notes. Amounts are also reclassified concurrently with the recognition of intercompany royalty expense and sales of intercompany purchases to third parties.

The following table presents foreign currency contract information at December 31:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| (In millions) | Fair Value | Contract Amount | Fair Value | Contract Amount |
| **Buy currency:** | | | | |
| Euro | $ 34 | $ 34 | $159 | $116 |
| Swiss franc | 120 | 82 | 140 | 81 |
| Japanese yen | 30 | 31 | 23 | 22 |
| U.S. dollar | 127 | 126 | 144 | 145 |
| All other | 3 | 2 | 13 | 13 |
| | $314 | $275 | $479 | $377 |
| Contract maturity: | | | | |
| Swiss franc swap | 3/06 | | 3/06 | |
| Euro swap | — | | 6/05 | |
| All other | 1/06 — 10/19 | | 1/05 — 10/19 | |

**Note 10. Financing Arrangements and Derivative Financial Instruments (continued)**

| (In millions) | 2005 | | 2004 | |
|---|---|---|---|---|
| | Fair Value | Contract Amount | Fair Value | Contract Amount |
| **Sell currency:** | | | | |
| British pound | $ 41 | $ 41 | $217 | $219 |
| Swedish krona | 13 | 13 | 34 | 34 |
| Canadian dollar | 64 | 65 | 62 | 63 |
| Euro | 120 | 120 | 77 | 74 |
| All other | 11 | 11 | 24 | 24 |
| | $249 | $250 | $414 | $414 |
| Contract maturity | 1/06 — 9/06 | | 1/05 — 12/05 | |

The following table presents foreign currency contract carrying amounts at December 31:

| | 2005 | 2004 |
|---|---|---|
| Carrying amount — asset (liability): | | |
| Swiss franc swap — current | $38 | $— |
| Swiss franc swap — long term | — | 60 |
| Euro swaps — current | — | 46 |
| Other — current asset | 3 | 4 |
| Other — long term asset | 2 | 1 |
| Other — current liability | (1) | (6) |
| Other — long term liability | (2) | (3) |

We were not a party to any foreign currency option contracts at December 31, 2005 or 2004.

The counterparties to our interest rate and foreign exchange contracts were substantial and creditworthy multinational commercial banks or other financial institutions that are recognized market makers. Due to the creditworthiness of the counterparties, we consider the risk of counterparty nonperformance associated with these contracts to be remote. However, the inability of a counterparty to fulfill its obligations when due could have a material effect on our consolidated financial position, results of operations or liquidity in the period in which it occurs.

**Note 11. Stock Compensation Plans and Dilutive Securities**

Our 1989 Performance and Equity Incentive Plan, 1997 Performance Incentive Plan, 2002 Performance Plan, and 2005 Performance Plan provide for the granting of stock options and stock appreciation rights (SARs), restricted stock, performance grants and other stock-based awards. For options granted in tandem with SARs, the exercise of a SAR cancels the stock option; conversely, the exercise of the stock option cancels the SAR. The 1989 Plan expired on April 14, 1997, the 1997 Plan expired on December 31, 2001, and the 2002 Plan expired on April 15, 2005, except, in each case, with respect to grants and awards outstanding. The 2005 Plan will expire on April 26, 2008, except with respect to grants and awards then outstanding. A maximum of 12,000,000 shares of our Common Stock are available for issuance pursuant to grants and awards made under the 2005 Plan through April 26, 2008. Stock options and related SARs granted under the above plans generally have a maximum term of ten years and vest pro rata over four years.

Performance units granted under the 2002 Plan are earned based on Return on Invested Capital and Total Shareholder Return relative to the S&P Auto Parts & Equipment Companies (each weighted at 50%)

**Note 11. Stock Compensation Plans and Dilutive Securities (continued)**

over a three year performance period beginning January 1 of the year subsequent to the year of grant. Any additional grants made during the three year period are earned over the remaining portion of the period. To the extent earned, a portion of the performance units will generally be paid 50% in cash and 50% in stock (subject to deferral under certain circumstances). A portion may be automatically deferred in the form of units until the participant is no longer an employee of the Company. Each unit is equivalent to a share of our Common Stock and payable in cash, shares of our Common Stock or a combination thereof at the election of the participant. As of December 31, 2005, all performance units granted under the 2002 Plan are earned and are subject to payment in 2006.

On December 4, 2000, we adopted The Goodyear Tire & Rubber Company Stock Option Plan for Hourly Bargaining Unit Employees, under which options in respect of up to 3,500,000 shares of our Common Stock may be granted. We also adopted on that date the Hourly and Salaried Employee Stock Option Plan, under which options in respect of up to 600,000 shares of our Common Stock may be granted. Stock options granted under these plans generally have a maximum term of ten years and vest over one to three years. The Hourly Bargaining Unit Plan expired on September 30, 2001, and the Hourly and Salaried Plan expired on December 31, 2002, except, in each case, with respect to options then outstanding.

Stock-based compensation activity for the years 2005, 2004 and 2003 follows:

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | Shares | SARs | Shares | SARs | Shares | SARs |
| Outstanding at January 1 | 29,323,012 | 5,863,250 | 26,999,985 | 4,965,789 | 24,476,229 | 4,110,830 |
| Options granted | 2,038,050 | 453,425 | 4,149,660 | 1,103,052 | 3,907,552 | 1,009,588 |
| Options without SARs exercised | (1,151,743) | — | (293,799) | — | — | — |
| Options with SARs exercised | (149,010) | (149,010) | (16,300) | (16,300) | — | — |
| SARs exercised | (17,060) | (17,060) | (360) | (360) | — | — |
| Options without SARs expired | (951,599) | — | (1,105,094) | — | (1,011,943) | — |
| Options with SARs expired | (238,326) | (238,326) | (188,931) | (188,931) | (154,629) | (154,629) |
| Performance units granted | — | — | — | — | 8,500 | — |
| Performance unit shares issued | (155,330) | — | — | — | — | — |
| Performance units cancelled | (29,953) | — | (222,149) | — | (225,724) | — |
| Outstanding at December 31 | 28,668,041 | 5,912,279 | 29,323,012 | 5,863,250 | 26,999,985 | 4,965,789 |
| Exercisable at December 31 | 21,333,128 | 3,985,595 | 20,362,573 | 3,517,595 | 18,697,146 | 2,899,381 |
| Available for grant at December 31 | 10,301,344 | | 965,138 | | 4,846,238 | |

**Note 11. Stock Compensation Plans and Dilutive Securities (continued)**

Significant option groups outstanding at December 31, 2005 and related weighted average price and remaining life information follows:

| Grant Date | Options Outstanding | Options Exercisable | Exercisable Price | Remaining Life (Years) |
|---|---|---|---|---|
| 12/06/05(1) | 1,605,936 | — | $17.15 | 10 |
| 12/09/04 | 3,718,590 | 867,392 | 12.54 | 9 |
| 12/03/03 | 2,906,667 | 1,249,495 | 6.81 | 8 |
| 12/03/02 | 1,972,317 | 1,428,863 | 7.94 | 7 |
| 12/03/01 | 2,724,939 | 2,724,939 | 22.05 | 6 |
| 12/04/00 | 5,205,334 | 5,205,334 | 17.68 | 5 |
| 12/06/99 | 2,923,658 | 2,923,658 | 32.00 | 4 |
| 11/30/98 | 1,916,352 | 1,916,352 | 57.25 | 3 |
| 12/02/97 | 1,687,837 | 1,687,837 | 63.50 | 2 |
| 12/03/96 | 1,404,255 | 1,404,255 | 50.00 | 1 |
| All other | 2,229,454 | 1,925,003 | 34.07 | 3 |

(1) The number of options granted in 2005 decreased in comparison to 2004 and 2003, as we expect to grant performance units to certain employees in 2006 in lieu of a portion of their 2005 option grant.

The 2,229,454 options in the "All other" category were outstanding at exercise prices ranging from $5.52 to $74.25, with a weighted average exercise price of $31.21. All options, SARs and performance units were granted at an exercise price equal to the fair market value of our Common Stock at the date of grant.

Weighted average option exercise price information follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Outstanding at January 1 | $24.96 | $26.90 | $30.28 |
| Granted during the year | 17.15 | 12.54 | 6.81 |
| Exercised during the year | 8.03 | 7.61 | — |
| Outstanding at December 31 | 25.11 | 24.96 | 26.90 |
| Exercisable at December 31 | 29.49 | 31.02 | 33.80 |

Forfeitures and cancellations were insignificant.

Weighted average fair values at date of grant for grants in 2005, 2004 and 2003 follow:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Options | $ 8.61 | $ 6.36 | $3.41 |
| Performance units | — | — | 6.81 |

The above fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Expected life (years) | 6.25 | 5.00 | 5.00 |
| Interest rate | 4.35% | 3.55% | 3.41% |
| Volatility | 44.7 | 54.7 | 54.0 |
| Dividend yield | — | — | — |

## Note 11. Stock Compensation Plans and Dilutive Securities (continued)

### *Earnings Per Share Information*

Basic earnings per share have been computed based on the weighted average number of common shares outstanding.

There are contingent conversion features included in our $350 million 4% Convertible Senior Notes due 2034 (the "Notes"), issued on July 2, 2004. Accordingly, weighted average shares outstanding — diluted in 2005 and 2004 included approximately 29.1 million and 14.5 million, respectively, contingently issuable shares. Net income per share — diluted in 2005 and 2004 also included an earnings adjustment representing avoided after-tax interest expense of $14 million and $7 million, respectively, resulting from the assumed conversion of the Notes.

The Notes became convertible on July 18, 2005 and remained convertible through September 30, 2005. The Notes became convertible again on October 18, 2005 and remained convertible through December 31, 2005. No Notes were converted in 2005. If all outstanding Notes are surrendered for conversion, the aggregate number of shares of common stock issued would be approximately 29 million shares. The Notes became convertible on January 17, 2006 and will remain convertible through March 31, 2006. The Notes could be convertible after March 31, 2006 if the sales price condition is met in any future fiscal quarter or if any other conditions to conversion set forth in the indenture governing the Notes is met.

The following table presents the number of incremental weighted average shares used in computing diluted per share amounts:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Weighted average shares outstanding — basic | 176,107,411 | 175,377,316 | 175,314,449 |
| 4% Convertible Senior Notes due 2034 | 29,069,767 | 14,534,884 | — |
| Stock options | 3,553,194 | 2,346,070 | — |
| Weighted average shares outstanding — diluted | 208,730,372 | 192,258,270 | 175,314,449 |

In 2005, 2004 and 2003, approximately 23.1 million, 23.1 million and 21.4 million, respectively, of equivalent shares related to stock options with exercise prices that were greater than the average market price of our common shares, and performance grants, were excluded from weighted average shares outstanding-diluted, as inclusion would have been anti-dilutive. In addition, in 2003, the earnings per share calculation does not include approximately 1 million equivalent shares of stock options with exercise prices that were less than the average market price of our common shares, and performance grants, in weighted average shares outstanding — diluted as we were in a net loss position and inclusion would also have been anti-dilutive.

The following table presents the computation of adjusted net income (loss) used in computing net income (loss) per share — diluted.

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net Income (Loss) | $228 | $115 | $(807) |
| After-tax impact of 4% Convertible Senior Notes due 2034 | 14 | 7 | — |
| Adjusted Net Income (Loss) | $242 | $122 | $(807) |

## Note 12. Pension, Other Postretirement Benefit and Savings Plans

We provide substantially all employees with pension benefits. The principal domestic hourly plan provides benefits based on length of service. The principal domestic plans covering salaried employees provide benefits based on final five-year average earnings formulas. Salaried employees making voluntary contributions to these

**Note 12. Pension, Other Postretirement Benefit and Savings Plans (continued)**

plans receive higher benefits. Effective January 1, 2005, the U.S. salaried pension plan was closed to new participants and effective October 1, 2005, our UK pension plans were closed to new participants. Other pension plans provide benefits similar to the principal domestic plans as well as termination indemnity plans at certain non-U.S. subsidiaries.

We also provide substantially all domestic employees and employees at certain non-U.S. subsidiaries with health care and life insurance benefits upon retirement. Insurance companies provide life insurance and certain health care benefits through premiums based on expected benefits to be paid during the year. Substantial portions of the health care benefits for domestic retirees are not insured and are paid by us. Benefit payments are funded from operations.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") was signed into law. The Act provides plan sponsors a federal subsidy for certain qualifying prescription drug benefits covered under the sponsor's postretirement health care plans. On May 19, 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-2), which requires measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit costs to reflect the effects of the Act in the first interim or annual period beginning after June 15, 2004. On January 21, 2005, final regulations under the Act were issued. Based on the clarifications provided in the final regulations, our total periodic postretirement cost was lowered by $64 million in 2005. This change increased pre-tax income (loss) by $53 million in 2005. The difference between the net periodic postretirement cost and pre-tax income (loss) amounts represents the portion of net periodic postretirement cost that is carried in inventory at December 31, 2005. The accumulated postretirement benefit obligation was reduced by $529 million. This reduction in the obligation is amortized as a reduction of expense over the average remaining service life of active employees.

We use a December 31 measurement date for the majority of our plans.

Pension cost follows:

| | U.S. | | | Non-U.S. | | |
|---|---|---|---|---|---|---|
| (In millions) | 2005 | 2004 | 2003 | 2005 | 2004 | 2003 |
| Service cost — benefits earned during the period | $ 56 | $ 41 | $ 83 | $ 49 | $ 45 | $ 40 |
| Interest cost on projected benefit obligation | 294 | 300 | 295 | 128 | 121 | 105 |
| Expected return on plan assets | (258) | (234) | (211) | (115) | (116) | (100) |
| Amortization of unrecognized: — prior service cost | 63 | 71 | 70 | 3 | 4 | 4 |
| — net (gains) losses | 86 | 79 | 96 | 59 | 39 | 30 |
| — transition amount | — | — | — | 1 | 1 | 1 |
| **Net periodic pension cost** | 241 | 257 | 333 | 125 | 94 | 80 |
| Curtailments/settlements | 13 | 14 | 40 | 2 | (7) | 5 |
| Special termination benefits | 15 | 4 | 43 | — | — | — |
| **Total pension cost** | $ 269 | $ 275 | $ 416 | $ 127 | $ 87 | $ 85 |

**Note 12. Pension, Other Postretirement Benefit and Savings Plans (continued)**

Postretirement benefit cost follows:

| (In millions) | With Medicare Subsidy 2005 | Without Medicare Subsidy 2005 | 2004 | 2003 |
|---|---|---|---|---|
| Service cost — benefits earned during the period | $ 23 | $ 28 | $ 25 | $ 24 |
| Interest cost on accumulated benefit obligation | 149 | 178 | 188 | 174 |
| Amortization of unrecognized: — net losses | 10 | 41 | 35 | 32 |
| — prior service cost | 43 | 43 | 45 | 17 |
| **Net periodic postretirement cost** | 225 | 290 | 293 | 247 |
| Curtailments/settlements | 25 | 24 | 12 | 24 |
| Special termination benefits | — | — | — | 20 |
| **Total postretirement cost** | $250 | $314 | $305 | $291 |

**Note 12. Pension, Other Postretirement Benefit and Savings Plans (continued)**

The change in benefit obligation and plan assets for 2005 and 2004 and the amounts recognized in our Consolidated Balance Sheets at December 31, 2005 and 2004 are as follows:

| | Pension Plans | | | | | |
|---|---|---|---|---|---|---|
| | U.S. | | Non-U.S. | | Other Benefits | |
| (In millions) | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| **Change in benefit obligation:** | | | | | | |
| Beginning balance | $(5,191) | $(4,887) | $(2,529) | $(1,996) | $(3,218) | $(3,079) |
| Newly adopted plans | — | — | (1) | (87) | — | — |
| Service cost — benefits earned | (56) | (41) | (49) | (45) | (23) | (25) |
| Interest cost | (294) | (300) | (128) | (121) | (149) | (188) |
| Plan amendments | — | 1 | — | — | — | 4 |
| Actuarial (loss) gain | (174) | (301) | (273) | (231) | 532 | (165) |
| Employee contributions | (11) | (10) | (8) | (9) | (19) | (9) |
| Curtailments/settlements | — | (2) | 1 | — | (7) | — |
| Special termination benefits | (15) | (4) | — | — | — | — |
| Divestitures | — | — | 9 | — | — | — |
| Foreign currency translation | — | — | 203 | (172) | (5) | (14) |
| Benefit payments | 334 | 353 | 129 | 132 | 260 | 258 |
| **Ending balance** | $(5,407) | $(5,191) | $(2,646) | $(2,529) | $(2,629) | $(3,218) |
| **Change in plan assets:** | | | | | | |
| Beginning balance | $ 3,046 | $ 2,886 | $ 1,552 | $ 1,243 | $ — | $ — |
| Newly adopted plans | — | — | — | 84 | — | — |
| Actual return on plan assets | 261 | 330 | 206 | 149 | — | — |
| Company contributions to pension funds | 407 | 157 | 81 | 67 | — | — |
| Cash funding of direct participant payments | 13 | 16 | 25 | 25 | — | — |
| Employee contributions | 11 | 10 | 8 | 9 | — | — |
| Foreign currency translation | — | — | (105) | 107 | — | — |
| Benefit payments | (334) | (353) | (129) | (132) | — | — |
| **Ending balance** | $ 3,404 | $ 3,046 | $ 1,638 | $ 1,552 | $ — | $ — |
| **Funded status** | (2,003) | (2,145) | (1,008) | (977) | (2,629) | (3,218) |
| Unrecognized prior service cost | 325 | 401 | 20 | 17 | 359 | 420 |
| Unrecognized net loss | 1,646 | 1,561 | 1,025 | 987 | 355 | 895 |
| Unrecognized net obligation at transition | — | — | 2 | 3 | — | — |
| **Net amount recognized** | $ (32) | $ (183) | $ 39 | $ 30 | $(1,915) | $(1,903) |

**Note 12. Pension, Other Postretirement Benefit and Savings Plans (continued)**

Amounts recognized in the Consolidated Balance Sheets consist of:

| (In millions) | Pension Plans U.S. 2005 | Pension Plans U.S. 2004 | Pension Plans Non-U.S. 2005 | Pension Plans Non-U.S. 2004 | Other Benefits 2005 | Other Benefits 2004 |
|---|---|---|---|---|---|---|
| Prepaid benefit cost — long term | $ — | $ — | $ 17 | $ 19 | $ — | $ — |
| Accrued benefit cost — current | (192) | (58) | (21) | (27) | (254) | (303) |
| — long term | (1,725) | (2,006) | (848) | (817) | (1,661) | (1,600) |
| Intangible asset included in other assets | 329 | 405 | 22 | 25 | — | — |
| Deferred income taxes | 210 | 210 | 117 | 95 | — | — |
| Minority shareholders' equity | 28 | 25 | 143 | 146 | — | — |
| Accumulated other comprehensive income (OCI) | 1,318 | 1,241 | 609 | 589 | — | — |
| **Net amount recognized** | $ (32) | $ (183) | $ 39 | $ 30 | $(1,915) | $(1,903) |

The increase (decrease) in minimum pension liability adjustment (net of tax) included in OCI follows:

| (In millions) | Pension Plans U.S. 2005 | Pension Plans U.S. 2004 | Pension Plans U.S. 2003 | Pension Plans Non-U.S. 2005 | Pension Plans Non-U.S. 2004 | Pension Plans Non-U.S. 2003 | Other Benefits 2005 | Other Benefits 2004 | Other Benefits 2003 |
|---|---|---|---|---|---|---|---|---|---|
| Increase (decrease) in minimum pension liability adjustment included in OCI | $77 | $126 | $(176) | $20 | $158 | $48 | N/A | N/A | N/A |

The following table presents significant weighted average assumptions used to determine benefit obligations at December 31:

| | Pension Plans 2005 | Pension Plans 2004 | Other Benefits 2005 | Other Benefits 2004 |
|---|---|---|---|---|
| Discount rate: — U.S. | 5.50% | 5.75% | 5.50% | 5.75% |
| — Non-U.S. | 4.96 | 5.41 | 6.13 | 6.91 |
| Rate of compensation increase: — U.S. | 4.04 | 4.04 | 4.08 | 4.00 |
| — Non-U.S. | 3.64 | 3.48 | 4.27 | 4.67 |

The following table presents significant weighted average assumptions used to determine net periodic pension/postretirement cost for the years ended December 31:

| | Pension Plans 2005 | Pension Plans 2004 | Pension Plans 2003 | Other Benefits 2005 | Other Benefits 2004 | Other Benefits 2003 |
|---|---|---|---|---|---|---|
| Discount rate: — U.S. | 5.75% | 6.25% | 6.75% | 5.75% | 6.25% | 6.75% |
| — Non-U.S. | 5.41 | 5.93 | 6.20 | 6.91 | 7.22 | 7.48 |
| Expected long term return on plan assets: — U.S. | 8.50 | 8.50 | 8.50 | — | — | — |
| — Non-U.S. | 7.49 | 8.03 | 8.03 | — | — | — |
| Rate of compensation increase: — U.S. | 4.04 | 4.00 | 4.00 | 4.00 | 4.00 | 4.00 |
| — Non-U.S. | 3.48 | 3.43 | 3.50 | 4.67 | 4.47 | 4.80 |

For 2005, an assumed long-term rate of return of 8.5% was used for the U.S. pension plans. In developing this rate, we evaluated the compound annualized returns of our U.S. pension fund over periods of 15 years or more (through December 31, 2004). In addition, we evaluated input from our pension fund consultant on asset class return expectations and long-term inflation. For our non-U.S. locations, a weighted average assumed

**Note 12. Pension, Other Postretirement Benefit and Savings Plans (continued)**

long-term rate of return of 7.49% was used. Input from local pension fund consultants concerning asset class return expectations and long-term inflation form the basis of this assumption.

The following table presents estimated future benefit payments from the plans as of December 31, 2005. Benefit payments for other postretirement benefits are presented net of retiree contributions:

| | Pension Plans | | Other Benefits | |
|---|---|---|---|---|
| (In millions) | U.S. | Non-U.S. | Without Medicare Part D Subsidy | Medicare Part D Subsidy Receipts |
| 2006 | $ 332 | $116 | $ 272 | $ (18) |
| 2007 | 342 | 117 | 272 | (22) |
| 2008 | 352 | 120 | 270 | (25) |
| 2009 | 362 | 124 | 264 | (28) |
| 2010 | 383 | 128 | 258 | (31) |
| 2011-2015 | 2,072 | 727 | 1,181 | (189) |

The following table presents selected information on our pension plans:

| | U.S. | | Non-U.S. | |
|---|---|---|---|---|
| (In millions) | 2005 | 2004 | 2005 | 2004 |
| All plans: | | | | |
| Accumulated benefit obligation | $5,315 | $5,104 | $2,464 | $2,344 |
| Plans not fully-funded: | | | | |
| Projected benefit obligation | $5,407 | $5,191 | $2,499 | $2,368 |
| Accumulated benefit obligation | 5,315 | 5,104 | 2,332 | 2,199 |
| Fair value of plan assets | 3,404 | 3,046 | 1,486 | 1,385 |

Certain non-U.S. subsidiaries maintain unfunded pension plans consistent with local practices and requirements. At December 31, 2005, these plans accounted for $221 million of our accumulated pension benefit obligation, $235 million of our projected pension benefit obligation and $49 million of our minimum pension liability adjustment ($233 million, $247 million and $43 million, respectively, at December 31, 2004).

Our pension plan weighted average asset allocation at December 31, by asset category, follows:

| | U.S. | | Non-U.S. | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| Equity securities | 69% | 71% | 48% | 52% |
| Debt securities | 31 | 28 | 50 | 45 |
| Cash and short term securities | — | 1 | 2 | 3 |
| Total | 100% | 100% | 100% | 100% |

At December 31, 2005 and 2004, we did not directly hold any of our Common Stock.

Our pension investment policy recognizes the long-term nature of pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with levels of liquidity and investment risk that are prudent and reasonable. All assets are managed externally according to guidelines we have established individually with investment managers. The manager guidelines prohibit the use of any type of investment derivative without our prior approval. Portfolio risk is controlled by having managers comply with guidelines, establishing the maximum size of any single holding in their portfolios and by using managers with different investment styles. We periodically undertake

### Note 12. Pension, Other Postretirement Benefit and Savings Plans (continued)

asset and liability modeling studies to determine the appropriateness of the investments. The portfolio includes holdings of domestic, non-U.S., and private equities, global high quality and high yield fixed income securities, and short-term interest bearing deposits. The target asset allocation of the U.S. pension fund is 70% equities and 30% fixed income.

We expect to contribute approximately $800 million to $875 million to our funded major U.S. and non-U.S. pension plans in 2006.

Assumed health care cost trend rates at December 31 follow:

| | 2005 | 2004 |
|---|---|---|
| Health care cost trend rate assumed for the next year | 11.5% | 12.0% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 5.0 | 5.0 |
| Year that the rate reaches the ultimate trend rate | 2013 | 2013 |

A 1% change in the assumed health care cost trend would have increased (decreased) the accumulated postretirement benefit obligation at December 31, 2005 and the aggregate service and interest cost for the year then ended as follows:

| (In millions) | 1% Increase | 1% Decrease |
|---|---|---|
| Accumulated postretirement benefit obligation | $39 | $(33) |
| Aggregate service and interest cost | 3 | (3) |

*Savings Plans*

Substantially all employees in the U.S. and employees of certain non-U.S. locations are eligible to participate in a savings plan. Effective January 1, 2005, all newly hired salaried employees in the U.S. are eligible for a Company-funded contribution into the Salaried Savings Plan, as they are not eligible to participate in our defined benefit pension plan. The expenses recognized for contributions were $21 million, $18 million and $15 million for 2005, 2004 and 2003, respectively.

### Note 13. Income Taxes

The components of Income (Loss) before Income Taxes and Cumulative Effect of Accounting Change, adjusted for Minority Interest in Net Income of Subsidiaries, follow:

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| U.S. | $(278) | $(329) | $(1,048) |
| Foreign | 767 | 652 | 358 |
| | 489 | 323 | (690) |
| Minority Interest in Net Income of Subsidiaries | 95 | 58 | 33 |
| | $ 584 | $ 381 | $ (657) |

## Note 13. Income Taxes (continued)

A reconciliation of income taxes at the U.S. statutory rate to income taxes provided before cumulative effect of accounting change follows:

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| U.S. Federal income tax at the statutory rate of 35% | $204 | $133 | $(230) |
| Adjustment for foreign income taxed at different rates | (16) | (12) | — |
| U.S. loss with no tax benefit | 69 | 98 | 359 |
| State income taxes, net of Federal benefit | (3) | (1) | (4) |
| Foreign operating losses | 21 | 45 | 47 |
| Release of valuation allowances | (20) | — | (11) |
| Settlement of prior years' liabilities | (4) | (46) | (44) |
| Provision for repatriation of foreign earnings | 3 | (5) | 8 |
| Other | (4) | (4) | (8) |
| **United States and Foreign Taxes on Income (Loss)** | $250 | $208 | $ 117 |

The components of the provision (benefit) for income taxes by taxing jurisdiction before cumulative effect of accounting change follow:

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| Current: | | | |
| Federal | $(26) | $(60) | $(49) |
| Foreign | 297 | 273 | 180 |
| State | (2) | (1) | (4) |
| | 269 | 212 | 127 |
| Deferred: | | | |
| Federal | (2) | (1) | (8) |
| Foreign | (16) | (3) | (2) |
| State | (1) | — | — |
| | (19) | (4) | (10) |
| **United States and Foreign Taxes on Income (Loss)** | $250 | $208 | $117 |

**Note 13. Income Taxes (continued)**

Temporary differences and carryforwards giving rise to deferred tax assets and liabilities at December 31 follow:

| (In millions) | 2005 | 2004 |
|---|---|---|
| Postretirement benefits and pensions | $ 1,306 | $ 1,235 |
| Tax credit and operating loss carryforwards | 454 | 457 |
| Capitalized expenditures for tax reporting | 232 | 259 |
| Accrued expenses deductible as paid | 270 | 277 |
| Alternative minimum tax credit carryforwards | 63 | 62 |
| Vacation and sick pay | 54 | 52 |
| Rationalizations and other provisions | 7 | 17 |
| Other | 81 | 101 |
| | 2,467 | 2,460 |
| Valuation allowance | (2,052) | (2,072) |
| **Total deferred tax assets** | 415 | 388 |
| Tax on undistributed subsidiary earnings | (18) | (18) |
| Total deferred tax liabilities: | | |
| — property basis differences | (448) | (482) |
| **Total net deferred tax liabilities** | $ (51) | $ (112) |

At December 31, 2005, we had $299 million of tax assets for net operating loss and tax credit carryforwards related to certain international subsidiaries, some of which are subject to expiration beginning in 2006. A valuation allowance totaling $247 million has been recorded against these and other deferred tax assets where recovery of the asset or carryforward is uncertain. In addition, we had $155 million of Federal and state tax assets for net operating loss and tax credit carryforwards, some of which are subject to expiration beginning in 2006. A full valuation allowance has also been recorded against these deferred tax assets as recovery is uncertain.

No provision for Federal income tax or foreign withholding tax on undistributed earnings of international subsidiaries of $1,839 million is required because the amount has been or will be reinvested in properties and plants and working capital. It is not practicable to calculate the deferred taxes associated with the remittance of these investments.

On June 30, 2005, the State of Ohio enacted significant changes to its tax system that will be phased in over a five year period including repealing the Corporate Ohio Franchise/Income Tax, repealing the Tangible Personal Property Tax on business equipment, inventory and fixtures, and enacted a new commercial activity tax based on Ohio gross receipts. The effect of these changes is not expected to have a material impact on our results of operations, financial position or liquidity.

The American Job Creation Act of 2004 was signed into law in October 2004 and replaces an export incentive with a deduction from domestic manufacturing income. As we are both an exporter and a domestic manufacturer and in a U.S. tax loss position, this change did not have a material impact on our income tax provision for 2005. It also provides for a special one-time tax deduction of 85% of certain foreign earnings that were repatriated no later than 2005. We evaluated the effects of this provision in light of our 2005 U.S. loss position and determined not to repatriate under the provisions of the Act as it would not provide a tax benefit to us.

**Note 13. Income Taxes (continued)**

Net cash payments for income taxes were $239 million, $201 million and $73 million in 2005, 2004 and 2003, respectively.

**Note 14. Interest Expense**

Interest expense includes interest and amortization of debt discounts, less amounts capitalized as follows:

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| Interest expense before capitalization | $418 | $376 | $304 |
| Capitalized interest | (7) | (7) | (8) |
| | $411 | $369 | $296 |

Cash payments for interest were $401 million, $357 million and $283 million in 2005, 2004 and 2003, respectively.

**Note 15. Business Segments**

Segment information reflects our strategic business units (SBUs), which are organized to meet customer requirements and global competition.

Effective January 1, 2005 our former Chemical Products Segment was integrated into North American Tire. Intercompany sales from Chemical Products to other segments are no longer reflected in our segment sales. In addition, segment operating income from intercompany sales from Chemical Products to other segments is no longer reflected in our total segment operating income.

The Tire business is comprised of five regional SBUs. Engineered Products is managed on a global basis. Segment information is reported on the basis used for reporting to our Chairman of the Board, Chief Executive Officer and President.

Each of the five regional tire business segments is involved in the development, manufacture, distribution and sale of tires. Certain of the tire business segments also provide related products and services, which include retreads, automotive repair services and merchandise purchased for resale.

North American Tire provides OE and replacement tires for autos, motorcycles, trucks, aviation and construction applications in the United States, Canada and export markets. North American Tire also provides related products and services including tread rubber, tubes, retreaded tires, automotive repair services and merchandise purchased for resale. North American Tire information in 2005 and 2004 includes T&WA, which was consolidated effective January 1, 2004 pursuant to FIN 46. Refer to Note 7.

European Union Tire provides OE and replacement tires for autos, motorcycles, trucks, farm and construction applications in Western Europe and export markets. European Union Tire also provides related products and services including tread rubber, retread truck and aviation tires, automotive repair services and merchandise purchased for resale.

Eastern Europe, Middle East and Africa Tire provides OE and replacement tires for autos, trucks, farm, bicycle, construction and mining applications in Eastern Europe, the Middle East, Africa and export markets.

Latin American Tire provides OE and replacement tires for autos, trucks, tractors, aviation and construction applications in Central and South America, Mexico and export markets. Latin American Tire also provides related products and services including tread rubber, retreaded tires, automotive repair services and merchandise purchased for resale.

**Note 15. Business Segments (continued)**

Asia Pacific Tire provides OE and replacement tires for autos, trucks, farm, aviation and construction applications in Asia, the Pacific and export markets. Asia Pacific Tire also provides related products and services including tread rubber, retread aviation tires, automotive repair services and merchandise purchased for resale. Asia Pacific Tire information in 2005 and 2004 includes SPT, which was consolidated effective January 1, 2004 pursuant to FIN 46. Refer to Note 21.

Engineered Products develops, manufactures and sells belts, hoses, molded products, airsprings, tank tracks and other products for OE and replacement transportation applications and industrial markets worldwide.

**Note 15. Business Segments (continued)**

The following table presents segment sales and operating income, and the reconciliation of segment operating income to Income (Loss) before Income Taxes and Cumulative Effect of Accounting Change:

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Net Sales** | | | |
| North American Tire | $ 9,091 | $ 8,569 | $ 7,279 |
| European Union Tire | 4,676 | 4,476 | 3,922 |
| Eastern Europe, Middle East and Africa Tire | 1,437 | 1,279 | 1,073 |
| Latin American Tire | 1,466 | 1,245 | 1,041 |
| Asia Pacific Tire | 1,423 | 1,312 | 582 |
| **Total Tires** | 18,093 | 16,881 | 13,897 |
| Engineered Products | 1,630 | 1,472 | 1,205 |
| **Total Segment Sales** | $19,723 | $18,353 | $15,102 |
| **Segment Operating Income** | | | |
| North American Tire | $ 167 | $ 74 | $ (103) |
| European Union Tire | 317 | 253 | 130 |
| Eastern Europe, Middle East and Africa Tire | 198 | 194 | 147 |
| Latin American Tire | 295 | 251 | 149 |
| Asia Pacific Tire | 84 | 60 | 49 |
| **Total Tires** | 1,061 | 832 | 372 |
| Engineered Products | 103 | 114 | 47 |
| **Total Segment Operating Income** | 1,164 | 946 | 419 |
| Rationalizations and asset sales | (47) | (60) | (316) |
| Accelerated depreciation, asset impairment and asset write-offs | (5) | (10) | (133) |
| Interest expense | (411) | (369) | (296) |
| Foreign currency exchange | (22) | (23) | (41) |
| Minority interest in net income of subsidiaries | (95) | (58) | (33) |
| Financing fees and financial instruments | (109) | (117) | (99) |
| General and product liability — discontinued products | (9) | (53) | (138) |
| Recovery (expense) for fire loss deductibles | 14 | (12) | — |
| Professional fees associated with the restatement | (4) | (30) | (6) |
| Professional fees associated with Sarbanes-Oxley | (4) | (18) | — |
| Expenses for environmental remediation at non-operating sites | (8) | (12) | — |
| Environmental insurance recoveries | 29 | 157 | — |
| Other | (4) | (18) | (47) |
| **Income (Loss) before Income Taxes and Cumulative Effect of Accounting Change** | $ 489 | $ 323 | $ (690) |

**Note 15. Business Segments (continued)**

The following table presents segment assets at December 31:

| (In millions) | 2005 | 2004 |
|---|---|---|
| **Assets** | | |
| North American Tire | $ 5,438 | $ 5,504 |
| European Union Tire | 3,690 | 4,056 |
| Eastern Europe, Middle East and Africa Tire | 1,227 | 1,315 |
| Latin American Tire | 900 | 846 |
| Asia Pacific Tire | 1,126 | 1,154 |
| **Total Tires** | 12,381 | 12,875 |
| Engineered Products | 799 | 764 |
| **Total Segment Assets** | 13,180 | 13,639 |
| Corporate | 2,447 | 2,462 |
| | $15,627 | $16,101 |

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Segment operating income includes transfers to other SBUs. Segment operating income is computed as follows: Net Sales less CGS (excluding accelerated depreciation charges and asset impairment charges) and SAG (including certain allocated corporate administrative expenses). Segment operating income also includes equity in (earnings) losses of most unconsolidated affiliates. Equity in (earnings) losses of certain unconsolidated affiliates, including SPT (in 2003) and Rubbernetwork.com, are not included in segment operating income. Segment operating income does not include rationalization charges (credits) and certain other items. Segment assets include those assets under the management of the SBU.

For 2003, results of operations of SPT and T&WA were not reported in segment results, but were reflected in our Consolidated Statements of Operations using the equity method.

The following table presents segment investments in and advances to affiliates at December 31:

| (In millions) | 2005 | 2004 |
|---|---|---|
| **Investments in and Advances to Affiliates** | | |
| North American Tire | $16 | $14 |
| European Union Tire | 3 | 2 |
| Eastern Europe, Middle East and Africa Tire | 3 | 3 |
| Asia Pacific Tire | 13 | 16 |
| **Total Segment Investments in and Advances to Affiliates** | 35 | 35 |
| Corporate | — | — |
| | $35 | $35 |

The following table presents 100% of the sales and operating income of SPT for 2003:

| (In millions) | 2003 |
|---|---|
| Net Sales | $640 |
| Operating Income | 8 |

**Note 15. Business Segments (continued)**

SPT operating income did not include net rationalization charges of approximately $9 million in 2003. SPT debt totaled $255 million at December 31, 2003, of which $72 million was payable to Goodyear. Refer to Note 21.

The following table presents geographic information. Net sales by country were determined based on the location of the selling subsidiary. Long-lived assets consisted of properties and plants. Management did not consider the net sales or long-lived assets of individual countries outside the United States to be significant to the consolidated financial statements.

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Net Sales** | | | |
| United States | $ 9,048 | $ 8,459 | $ 7,194 |
| International | 10,675 | 9,894 | 7,908 |
| | $19,723 | $18,353 | $15,102 |
| **Long-Lived Assets** | | | |
| United States | $ 2,313 | $ 2,407 | |
| International | 2,866 | 3,046 | |
| | $ 5,179 | $ 5,453 | |

Portions of the items described in Note 2, Costs Associated with Rationalization Programs, and Note 3, Other (Income) and Expense, were not charged (credited) to the SBUs for performance evaluation purposes but were attributable to the SBUs as follows:

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Rationalizations** | | | |
| North American Tire | $(8) | $ 9 | $192 |
| European Union Tire | 8 | 23 | 54 |
| Eastern Europe, Middle East and Africa Tire | 9 | 4 | — |
| Latin American Tire | — | (2) | 10 |
| Asia Pacific Tire | (2) | — | — |
| **Total Tires** | 7 | 34 | 256 |
| Engineered Products | 4 | 23 | 29 |
| **Total Segment Rationalizations** | 11 | 57 | 285 |
| Corporate | — | (1) | 6 |
| | $11 | $ 56 | $291 |

**Note 15. Business Segments (continued)**

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Other (Income) and Expense(1)** | | | |
| North American Tire | $43 | $ 13 | $ 4 |
| European Union Tire | (5) | (6) | 1 |
| Eastern Europe, Middle East and Africa Tire | 1 | — | — |
| Latin American Tire | (1) | — | (2) |
| Asia Pacific Tire | — | — | (2) |
| **Total Tires** | 38 | 7 | 1 |
| Engineered Products | — | (3) | 6 |
| **Total Segment Other (Income) and Expense** | 38 | 4 | 7 |
| Corporate | 21 | 4 | 254 |
| | $59 | $ 8 | $261 |

(1) Excludes equity in (earnings) losses of affiliates and foreign currency exchange.

The following table presents segment capital expenditures, depreciation and amortization:

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Capital Expenditures** | | | |
| North American Tire | $237 | $176 | $153 |
| European Union Tire | 126 | 103 | 87 |
| Eastern Europe, Middle East and Africa Tire | 51 | 56 | 41 |
| Latin American Tire | 72 | 65 | 35 |
| Asia Pacific Tire | 70 | 66 | 49 |
| **Total Tires** | 556 | 466 | 365 |
| Engineered Products | 33 | 30 | 19 |
| **Total Segment Capital Expenditures** | 589 | 496 | 384 |
| Corporate | 45 | 33 | 21 |
| | $634 | $529 | $405 |
| **Depreciation and Amortization** | | | |
| North American Tire | $296 | $303 | $314 |
| European Union Tire | 121 | 130 | 120 |
| Eastern Europe, Middle East and Africa Tire | 45 | 46 | 44 |
| Latin American Tire | 29 | 24 | 20 |
| Asia Pacific Tire | 55 | 52 | 31 |
| **Total Tires** | 546 | 555 | 529 |
| Engineered Products | 36 | 33 | 39 |
| **Total Segment Depreciation and Amortization** | 582 | 588 | 568 |
| Corporate | 48 | 41 | 124 |
| | $630 | $629 | $692 |

## Note 15. Business Segments (continued)

Out-of-period adjustments totaled $8 million in after-tax income in the fourth quarter of 2005 and primarily related to income taxes. Of this amount, $3 million relates to prior quarters of 2005. For the year ended December 31, 2005 we recorded approximately $3 million in net after-tax expense relating to prior periods.

## Note 16. Accumulated Other Comprehensive Loss

The components of Accumulated Other Comprehensive Income (Loss) follow:

| (In millions) | 2005 | 2004 |
|---|---|---|
| Foreign currency translation adjustment | $ (910) | $ (757) |
| Minimum pension liability adjustment | (1,927) | (1,830) |
| Unrealized investment gain | 35 | 17 |
| Deferred derivative gain | 2 | 6 |
| | $(2,800) | $(2,564) |

## Note 17. Commitments and Contingent Liabilities

At December 31, 2005, we had binding commitments for raw materials and investments in land, buildings and equipment of $1,288 million and off-balance-sheet financial guarantees written and other commitments totaling $11 million.

### *Warranty*

At December 31, 2005 and 2004, we had recorded, in Other current liabilities, $18 million and $18 million, respectively, for potential claims under warranties offered by us. Tire replacement under most of the warranties we offer is on a prorated basis. Warranty reserves are based on past claims experience, sales history and other considerations. The amount of our ultimate liability in respect of these matters may differ from these estimates.

The following table presents changes in the warranty reserve during 2005 and 2004:

| (In millions) | 2005 | 2004 |
|---|---|---|
| **Balance at January 1** | $ 18 | $ 13 |
| Payments made during the period | (38) | (28) |
| Expense recorded during the period | 39 | 31 |
| Translation adjustment | (1) | — |
| FIN 46 impact | — | 2 |
| **Balance at December 31** | $ 18 | $ 18 |

### *Environmental Matters*

We had recorded liabilities totaling $43 million and $40 million at December 31, 2005 and 2004, respectively, for anticipated costs related to various environmental matters, primarily the remediation of numerous waste disposal sites and certain properties sold by us. Of these amounts, $12 million and $9 million were included in Other current liabilities at December 31, 2005 and 2004, respectively. The costs include:

- legal and consulting fees,
- site studies,

**Note 17. Commitments and Contingent Liabilities (continued)**

- the design and implementation of remediation plans, and
- post-remediation monitoring and related activities.

These costs will be paid over several years. The amount of our ultimate liability in respect of these matters may be affected by several uncertainties, primarily the ultimate cost of required remediation and the extent to which other responsible parties contribute. During 2004, we reached a settlement with certain insurance companies under which we will receive approximately $159 million. We have received $116 million in 2005 with the balance due in 2006. A significant portion of the costs incurred by us related to these claims had been recorded in prior years. See "Asbestos" below for information regarding insurance settlements completed during the second and third quarters of 2005 related to both asbestos and environmental matters.

*Workers' Compensation*

We had recorded liabilities, on a discounted basis, totaling $250 million and $231 million for anticipated costs related to workers' compensation at December 31, 2005 and December 31, 2004, respectively. Of these amounts, $103 million and $99 million were included in Current Liabilities as part of Compensation and benefits at December 31, 2005 and December 31, 2004, respectively. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience, and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically update our loss development factors based on actuarial analyses. The increase in the liability from 2004 to 2005 was due primarily to an increase in reserves for existing claims and revised actuarial estimates of our ultimate liability. At December 31, 2005 and 2004, the liability was discounted using the risk-free rate of return.

***General and Product Liability and Other Litigation***

We had recorded liabilities totaling $467 million at December 31, 2005 and $549 million at December 31, 2004 for potential product liability and other tort claims, including related legal fees expected to be incurred. Of these amounts, $247 million and $266 million were included in Other current liabilities at December 31, 2005 and 2004, respectively. The amounts recorded were estimated based on an assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and, where available, recent and current trends. We had recorded insurance receivables for potential product liability and other tort claims of $53 million at December 31, 2005 and $117 million at December 31, 2004. Of these amounts, $9 million and $14 million were included in Current Assets as part of Accounts and notes receivable at December 31, 2005 and 2004, respectively.

**Asbestos.** We are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to asbestos in certain rubber encapsulated products or aircraft braking systems manufactured by us in the past, or to asbestos in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in state and Federal courts. To date, we have disposed of approximately 34,700 claims by defending and obtaining the dismissal thereof or by entering into a settlement. The sum of our accrued asbestos-related liability and gross payments to date, including legal costs, totaled approximately $233 million through December 31, 2005 and $226 million through December 31, 2004.

**Note 17. Commitments and Contingent Liabilities (continued)**

A summary of approximate asbestos claims activity in recent years follows. Because claims are often filed and disposed of by dismissal or settlement in large numbers, the amount and timing of settlements and the number of open claims during a particular period can fluctuate significantly.

| (Dollars in millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| Pending claims, beginning of year | 127,300 | 118,000 | 99,700 |
| New claims filed during the year | 6,200 | 12,700 | 26,700 |
| Claims settled/dismissed during the year | (8,000) | (3,400) | (8,400) |
| Pending claims, end of year | 125,500 | 127,300 | 118,000 |
| Payments(1) | $ 22 | $ 30 | $ 30 |

(1) Represents amount spent by us and our insurers on asbestos litigation defense and claim resolution.

We engaged an independent asbestos valuation firm to review our existing reserves for pending claims, provide a reasonable estimate of the liability associated with unasserted asbestos claims, and determine our receivables from probable insurance recoveries.

We had recorded gross liabilities for both asserted and unasserted claims, inclusive of defense costs, totaling $104 million and $119 million at December 31, 2005 and 2004, respectively. The recorded liability represents our estimated liability over the next four years, which represents the period over which the liability can be reasonably estimated. Due to the difficulties in making these estimates, analysis based on new data and/or a change in circumstances arising in the future could result in an increase in the recorded obligation in an amount that cannot be reasonably estimated, and that increase could be significant. The portion of the liability associated with unasserted asbestos claims and related defense costs was $31 million at December 31, 2005 and $38 million at December 31, 2004. At December 31, 2005, our liability with respect to asserted claims and related defense costs was $73 million, compared to $81 million at December 31, 2004.

We maintain primary insurance coverage under coverage-in-place agreements, and also have excess liability insurance with respect to asbestos liabilities. We have instituted coverage actions against certain of these excess carriers. After consultation with our outside legal counsel and giving consideration to relevant factors including the ongoing legal proceedings with certain of our excess coverage insurance carriers, their financial viability, their legal obligations and other pertinent facts, we determine an amount we expect is probable of recovery from such carriers. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery.

Based upon a model employed by the valuation firm, as of December 31, 2005, (i) we had recorded a receivable related to asbestos claims of $53 million, compared to $108 million at December 31, 2004, and (ii) we expect that approximately 50% of asbestos claim related losses would be recoverable up to our accessible policy limits through the period covered by the estimated liability. Of this amount, $9 million was included in Current Assets as part of Accounts and notes receivable at December 31, 2005 and 2004. The receivable recorded consists of an amount we expect to collect under coverage-in-place agreements with certain primary carriers as well as an amount we believe is probable of recovery from certain of our excess coverage insurance carriers. During the second quarter of 2005, as a result of a court determination, we further refined our method of allocating losses to excess coverage policies, resulting in a reduction in available insurance coverage over the period covered by the estimated liability. The recorded receivable also declined during the second and third quarters due to settlements with certain excess insurance carriers, as discussed below.

**Note 17. Commitments and Contingent Liabilities (continued)**

We believe that, at December 31, 2005, we had approximately $179 million in aggregate limits of excess level policies potentially applicable to indemnity payments for asbestos products claims, in addition to limits of available primary insurance policies. Some of these excess policies provide for payment of defense costs in addition to indemnity limits. A portion of the availability of the excess level policies is included in the $53 million insurance receivable recorded at December 31, 2005. We also had approximately $20 million in aggregate limits for products claims, as well as coverage for premise claims on a per occurrence basis and defense costs, available with our primary insurance carriers through coverage-in-place agreements at December 31, 2005.

We reached an agreement effective April 13, 2005, to settle our claims for insurance coverage for asbestos and pollution related liabilities with respect to pre-1993 insurance policies issued by certain underwriters at Lloyd's, London, and reinsured by Equitas. The settlement agreement generally provides for the payment of money to us in exchange for the release by us of past, present and future claims under those policies and the cancellation of those policies; agreement by us to indemnify the underwriters from claims asserted under those policies; and includes provisions addressing the impact on the settlement should federal asbestos reform legislation be enacted on or before January 3, 2007.

Under the agreement, Equitas paid $22 million to us and placed $39 million into a trust. The trust funds may be used to reimburse us for a portion of costs we incur in the future to resolve certain asbestos claims. Our ability to use any of the trust funds is subject to specified confidential criteria, as well as limits on the amount that may be drawn from the trust in any one month. If federal asbestos reform legislation is enacted into law on or prior to January 3, 2007, then the trust would repay Equitas any amount it is required to pay with respect to our asbestos liabilities as a result of such legislation up to the amount remaining in the trust at that time. If such legislation is not enacted by that date, any funds remaining in the trust will be disbursed to us to enable us to meet future asbestos-related liabilities or for other purposes.

We also reached an agreement effective July 27, 2005, to settle our claims for insurance coverage for asbestos and pollution related liabilities with respect to insurance policies issued by certain other non-Equitas excess insurance carriers which participated in policies issued in the London Market. The settlement agreement generally provided for the payment of $25 million to us in exchange for the release by us of past, present and future claims under those policies and the cancellation of those policies; and agreement by us to indemnify the underwriters from claims asserted under those policies.

We believe that our reserve for asbestos claims, and the receivable for recoveries from insurance carriers recorded in respect of these claims, reflect reasonable and probable estimates of these amounts, subject to the exclusion of claims for which it is not feasible to make reasonable estimates. The estimate of the assets and liabilities related to pending and expected future asbestos claims and insurance recoveries is subject to numerous uncertainties, including, but not limited to, changes in:

- the litigation environment,
- Federal and state law governing the compensation of asbestos claimants,
- recoverability of receivables due to potential insolvency of carriers,
- our approach to defending and resolving claims, and
- the level of payments made to claimants from other sources, including other defendants.

As a result, with respect to both asserted and unasserted claims, it is reasonably possible that we may incur a material amount of cost in excess of the current reserve, however, such amount cannot be reasonably

**Note 17. Commitments and Contingent Liabilities (continued)**

estimated. Coverage under insurance policies is subject to varying characteristics of asbestos claims including, but not limited to, the type of claim (premise vs. product exposure), alleged date of first exposure to our products or premises and disease alleged. Depending upon the nature of these characteristics, as well as the resolution of certain legal issues, some portion of the insurance may not be accessible by us.

**Heatway (Entran II).** On June 4, 2004, we entered into an amended settlement agreement that was intended to address the claims arising out of a number of Federal, state and Canadian actions filed against us involving a rubber hose product, Entran II. We supplied Entran II from 1989 to 1993 to Chiles Power Supply, Inc. (d/b/a Heatway Systems), a designer and seller of hydronic radiant heating systems in the United States. Heating systems using Entran II are typically attached or embedded in either indoor flooring or outdoor pavement, and use Entran II hose as a conduit to circulate warm fluid as a source of heat. We had recorded liabilities related to Entran II claims totaling $248 million and $307 million at December 31, 2005 and 2004, respectively.

On October 19, 2004, the amended settlement received court approval. As a result, we have made, or will make annual cash contributions to a settlement fund of $60 million, $40 million, $15 million, $15 million and $20 million in 2004, 2005, 2006, 2007 and 2008, respectively. In addition to these annual payments, we contributed approximately $174 million received from insurance contributions to the settlement fund pursuant to the terms of the settlement agreement. We do not expect to receive any additional insurance reimbursements for Entran II related matters.

Forty-one sites remain opted-out of the amended settlement. One action involving approximately nine of these sites is currently pending against us, and additional actions may be filed against us in the future. Although any liability resulting from the opt-outs will not be covered by the amended settlement, we will be entitled to assert a proxy claim against the settlement fund for the payment such claimant would have been entitled to under the amended settlement.

In addition to the sites that have been opted-out of the amended settlement, any liability related to six actions in which we have received adverse judgments also will not be covered by the amended settlement. With respect to three of these matters, however, we will be entitled to assert a proxy claim against the settlement fund for amounts (if any) paid to plaintiffs in these actions.

The ultimate cost of disposing of Entran II claims is dependent upon a number of factors, including our ability to resolve claims not subject to the amended settlement (including the cases in which we have received adverse judgments), the extent to which the liability, if any, associated with such a claim may be offset by our ability to assert a proxy claim against the settlement fund and whether or not claimants opting-out of the amendment settlement pursue claims against us in the future.

**Other Actions.** We are currently a party to various claims and legal proceedings in addition to those noted above. If management believes that a loss arising from these matters is probable and can reasonably be estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or an injunction prohibiting us from selling one or more products. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations of the period in which the ruling occurs, or future periods.

**Note 17. Commitments and Contingent Liabilities (continued)**

*Tax Matters*

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is probable that our positions will be sustained when challenged by the taxing authorities. As of December 31, 2005 we had not recognized tax benefits of approximately $157 million ($118 million net of minority interests) relating to the reorganization of legal entities in 2001, which is now the subject of a tax examination that could be settled in 2006. Pursuant to the reorganization, our tax payments have been reduced by approximately $67 million through December 31, 2005. Should the ultimate outcome be unfavorable, we would be required to make a cash payment, with interest, for all tax benefits claimed as of that date.

*Union Matters*

Beginning in 2006 we will be working with the United Steel Workers ("USW") to extend or renegotiate the master collective bargaining agreement that covers approximately 13,600 employees in the United States and expires in July 2006. The outcome of these collective bargaining negotiations cannot presently be determined. If we are unable to reach an agreement with the USW regarding the terms of a collective bargaining agreement, we may be subject to work interruptions or stoppages that could have a material adverse impact on our consolidated results of operations, financial position and liquidity.

*Guarantees*

We are a party to various agreements under which we have undertaken obligations resulting from the issuance of certain guarantees. Guarantees have been issued on behalf of certain of our affiliates and customers. Normally there is no separate premium received by us as consideration for the issuance of guarantees. Our performance under these guarantees would normally be triggered by the occurrence of one or more events as provided in the specific agreements. Collateral and recourse provisions available to us under these agreements were not significant.

*Subsidiary Guarantees*

Certain of our subsidiaries guarantee certain debt obligations of SPT and T&WA. Goodyear, Goodyear Australia Limited, a wholly-owned subsidiary of Goodyear, and certain subsidiaries of Goodyear Australia Limited guarantee SPT's obligations under credit facilities in the amount of $108 million, which expire at various times through 2007. The maximum potential amount of payments totaled $42 million. The guarantees are unsecured. The SPT credit facilities are secured by certain subsidiaries of SPT. As of December 31, 2005, the carrying amount of the secured assets of these certain subsidiaries was $199 million, consisting primarily of accounts receivable, inventory and fixed assets. We guarantee an industrial revenue bond obligation of T&WA in the amount of $5 million. The guarantee is unsecured.

*Other Financing*

We will from time to time issue guarantees to financial institutions on behalf of certain of our unconsolidated affiliates or our customers. We generally do not require collateral in connection with the issuance of these guarantees. In the event of non-payment by an affiliate, we are obligated to make payment to the financial

**Note 17. Commitments and Contingent Liabilities (continued)**

institution, and will typically have recourse to the assets of that affiliate or customer. At December 31, 2005, we had affiliate and customer guarantees outstanding under which the maximum potential amount of payments totaled $2 million and $8 million, respectively. The affiliate and customer guarantees expire at various times through 2008 and 2019, respectively. We are unable to estimate the extent to which our affiliates' or customers' assets, in the aggregate, would be adequate to recover the maximum amount of potential payments with that affiliate or customer.

*Indemnifications*

At December 31, 2005, we were a party to various agreements under which we had assumed obligations to indemnify the counterparties from certain potential claims and losses. These agreements typically involve standard commercial activities undertaken by us in the normal course of business; the sale of assets by us; the formation of joint venture businesses to which we had contributed assets in exchange for ownership interests; and other financial transactions. Indemnifications provided by us pursuant to these agreements relate to various matters including, among other things, environmental, tax and shareholder matters; intellectual property rights; government regulations and employment-related matters; and dealer, supplier and other commercial matters.

Certain indemnifications expire from time to time, and certain other indemnifications are not subject to an expiration date. In addition, our potential liability under certain indemnifications is subject to maximum caps, while other indemnifications are not subject to caps. Although we have been subject to indemnification claims in the past, we cannot reasonably estimate the number, type and size of indemnification claims that may arise in the future. Due to these and other uncertainties associated with the indemnifications, our maximum exposure to loss under these agreements cannot be estimated.

We have determined that there are no guarantees other than liabilities for which amounts are already recorded or reserved in our consolidated financial statements under which it is probable that we have incurred a liability.

**Note 18. Consolidating Financial Information**

Certain of our subsidiaries have guaranteed Goodyear's obligations under the $650 million of Senior Secured Notes issued in March 2004 and the $400 million aggregate principal amount of 9% Senior Notes due 2015 issued on June 23, 2005. The following presents the condensed consolidating financial information separately for:

(i) The Goodyear Tire & Rubber Company (the "Parent Company"), the issuer of the guaranteed obligations;

(ii) Guarantor subsidiaries, on a combined basis, as specified in the Indenture related to Goodyear's obligations under the $650 million of Senior Secured Notes issued on March 12, 2004 ($450 million of 11% Senior Secured Notes due 2011 and $200 million Senior Secured Floating Rate Notes due 2011) and the Indenture related to Goodyear's obligation under the $400 million aggregate principal amount of 9% Senior Notes due 2015 issued on June 23, 2005 (the "Notes");

(iii) Non-guarantor subsidiaries, on a combined basis;

**Note 18. Consolidating Financial Information (continued)**

(iv) Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among the Parent Company, the guarantor subsidiaries and the non-guarantor subsidiaries, (b) eliminate the investments in our subsidiaries and (c) record consolidating entries; and

(v) The Goodyear Tire & Rubber Company and Subsidiaries on a consolidated basis.

Each guarantor subsidiary is 100% owned by the Parent Company at the date of each balance sheet presented. The Notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary. Each entity in the consolidating financial information follows the same accounting policies as described in the consolidated financial statements, except for using the equity method of accounting to reflect ownership interests in subsidiaries which are eliminated upon consolidation.

Certain non-guarantor subsidiaries of the Parent Company are restricted from remitting funds to it by means of dividends, advances or loans, primarily due to restrictions in credit facility agreements entered into by those subsidiaries.

**Note 18. Consolidating Financial Information (continued)**

**Consolidating Balance Sheet**

| | December 31, 2005 | | | | |
|---|---|---|---|---|---|
| (In millions) | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
| **Assets:** | | | | | |
| **Current Assets:** | | | | | |
| Cash and cash equivalents | $ 1,066 | $ 35 | $ 1,077 | $ — | $ 2,178 |
| Restricted cash | 218 | — | 13 | — | 231 |
| Accounts and notes receivable | 1,137 | 238 | 1,783 | — | 3,158 |
| Accounts and notes receivable from affiliates | — | 667 | — | (667) | — |
| Inventories | 1,290 | 270 | 1,340 | (38) | 2,862 |
| Prepaid expenses and other current assets | 107 | 11 | 125 | 8 | 251 |
| **Total Current Assets** | 3,818 | 1,221 | 4,338 | (697) | 8,680 |
| Goodwill | — | 32 | 409 | 196 | 637 |
| Intangible Assets | 100 | 35 | 58 | (34) | 159 |
| Deferred Income Tax | — | 35 | 67 | — | 102 |
| Deferred Pension Costs and Other Assets | 632 | 43 | 195 | — | 870 |
| Investments in Subsidiaries | 4,011 | 469 | 3,195 | (7,675) | — |
| Properties and Plants | 2,018 | 296 | 2,845 | 20 | 5,179 |
| **Total Assets** | $10,579 | $2,131 | $11,107 | $(8,190) | $15,627 |
| **Liabilities:** | | | | | |
| **Current Liabilities:** | | | | | |
| Accounts payable-trade | $ 595 | $ 73 | $ 1,277 | $ — | $ 1,945 |
| Accounts payable to affiliates | 595 | — | 72 | (667) | — |
| Compensation and benefits | 785 | 50 | 286 | — | 1,121 |
| Other current liabilities | 483 | 11 | 177 | — | 671 |
| United States and foreign taxes | 65 | 31 | 297 | — | 393 |
| Notes payable | — | — | 233 | — | 233 |
| Long term debt and capital leases due within one year | 338 | — | 110 | — | 448 |
| **Total Current Liabilities** | 2,861 | 165 | 2,452 | (667) | 4,811 |
| Long Term Debt and Capital Leases | 4,118 | 1 | 623 | — | 4,742 |
| Compensation and Benefits | 3,117 | 200 | 1,163 | — | 4,480 |
| Deferred and Other Noncurrent Income Taxes | 86 | 5 | 206 | 7 | 304 |
| Other Long Term Liabilities | 324 | 9 | 93 | — | 426 |
| Minority Equity in Subsidiaries | — | — | 606 | 185 | 791 |
| **Total Liabilities** | 10,506 | 380 | 5,143 | (475) | 15,554 |
| Commitments and Contingent Liabilities | | | | | |
| **Shareholders' Equity (Deficit):** | | | | | |
| Preferred Stock | — | — | — | — | — |
| Common Stock | 177 | 617 | 4,285 | (4,902) | 177 |
| Capital Surplus | 1,398 | 5 | 869 | (874) | 1,398 |
| Retained Earnings | 1,298 | 1,483 | 2,240 | (3,723) | 1,298 |
| Accumulated Other Comprehensive Income (Loss) | (2,800) | (354) | (1,430) | 1,784 | (2,800) |
| **Total Shareholders' Equity (Deficit)** | 73 | 1,751 | 5,964 | (7,715) | 73 |
| **Total Liabilities and Shareholders' Equity (Deficit)** | $10,579 | $2,131 | $11,107 | $(8,190) | $15,627 |

**Note 18. Consolidating Financial Information (continued)**

**Consolidating Balance Sheet**

| (In millions) | December 31, 2004 | | | | |
|---|---|---|---|---|---|
| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
| **Assets:** | | | | | |
| **Current Assets:** | | | | | |
| Cash and cash equivalents | $ 1,004 | $ 50 | $ 914 | $ — | $ 1,968 |
| Restricted cash | 137 | — | 15 | — | 152 |
| Accounts and notes receivable | 1,209 | 203 | 1,986 | — | 3,398 |
| Accounts and notes receivable from affiliates | — | 612 | — | (612) | — |
| Inventories | 1,162 | 250 | 1,425 | (53) | 2,784 |
| Prepaid expenses and other current assets | 98 | 13 | 151 | 10 | 272 |
| **Total Current Assets** | 3,610 | 1,128 | 4,491 | (655) | 8,574 |
| Goodwill | — | 35 | 467 | 215 | 717 |
| Intangible Assets | 101 | 41 | 67 | (40) | 169 |
| Deferred Income Tax | — | 14 | 69 | — | 83 |
| Deferred Pension Costs and Other Assets | 843 | 44 | 218 | — | 1,105 |
| Investments in Subsidiaries | 3,943 | 465 | 3,080 | (7,488) | — |
| Properties and Plants | 2,088 | 332 | 3,009 | 24 | 5,453 |
| **Total Assets** | $10,585 | $2,059 | $11,401 | $(7,944) | $16,101 |
| **Liabilities:** | | | | | |
| **Current Liabilities:** | | | | | |
| Accounts payable-trade | $ 529 | $ 62 | $ 1,379 | $ — | $ 1,970 |
| Accounts payable to affiliates | 528 | — | 84 | (612) | — |
| Compensation and benefits | 648 | 46 | 335 | — | 1,029 |
| Other current liabilities | 426 | 9 | 283 | — | 718 |
| United States and foreign taxes | 63 | 31 | 151 | — | 245 |
| Notes payable | — | — | 227 | — | 227 |
| Long term debt and capital leases due within one year | 562 | — | 448 | — | 1,010 |
| **Total Current Liabilities** | 2,756 | 148 | 2,907 | (612) | 5,199 |
| Long Term Debt and Capital Leases | 4,010 | 2 | 431 | — | 4,443 |
| Compensation and Benefits | 3,323 | 156 | 1,166 | — | 4,645 |
| Deferred and Other Noncurrent Income Taxes | 31 | 7 | 355 | 9 | 402 |
| Other Long Term Liabilities | 391 | 18 | 86 | — | 495 |
| Minority Equity in Subsidiaries | — | — | 629 | 214 | 843 |
| **Total Liabilities** | 10,511 | 331 | 5,574 | (389) | 16,027 |
| Commitments and Contingent Liabilities | | | | | |
| **Shareholders' Equity (Deficit):** | | | | | |
| Preferred Stock | — | — | — | — | — |
| Common Stock | 176 | 669 | 4,191 | (4,860) | 176 |
| Capital Surplus | 1,392 | 12 | 866 | (878) | 1,392 |
| Retained Earnings | 1,070 | 1,318 | 2,087 | (3,405) | 1,070 |
| Accumulated Other Comprehensive Income (Loss) | (2,564) | (271) | (1,317) | 1,588 | (2,564) |
| **Total Shareholders' Equity (Deficit)** | 74 | 1,728 | 5,827 | (7,555) | 74 |
| **Total Liabilities and Shareholders' Equity (Deficit)** | $10,585 | $2,059 | $11,401 | $(7,944) | $16,101 |

**Note 18. Consolidating Financial Information (continued)**

**Consolidating Statements of Operations**

| (In millions) | Twelve Months Ended December 31, 2005 | | | | |
|---|---|---|---|---|---|
| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
| **Net Sales** | $9,398 | $2,257 | $16,035 | $(7,967) | $19,723 |
| Cost of Goods Sold | 8,377 | 1,980 | 13,556 | (8,141) | 15,772 |
| Selling, Administrative and General Expense | 1,134 | 197 | 1,553 | (9) | 2,875 |
| Rationalizations | (1) | 2 | 10 | — | 11 |
| Interest Expense | 365 | 37 | 186 | (177) | 411 |
| Other (Income) and Expense | (77) | (58) | (139) | 344 | 70 |
| Minority Interest in Net Income of Subsidiaries | — | — | 95 | — | 95 |
| **Income (Loss) before Income Taxes, Equity in (Earnings) Loss of Subsidiaries and Cumulative Effect of Accounting Change** | (400) | 99 | 774 | 16 | 489 |
| United States and Foreign Taxes on Income (Loss) | (10) | 14 | 244 | 2 | 250 |
| Equity in (Earnings) Loss of Subsidiaries | (623) | (50) | — | 673 | — |
| **Income (Loss) before Cumulative Effect of Accounting Change** | 233 | 135 | 530 | (659) | 239 |
| Cumulative Effect of Accounting Change, net of income taxes and minority interest | (5) | — | (6) | — | (11) |
| **Net Income (Loss)** | $ 228 | $ 135 | $ 524 | $ (659) | $ 228 |

| (In millions) | Twelve Months Ended December 31, 2004 | | | | |
|---|---|---|---|---|---|
| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
| **Net Sales** | $8,728 | $2,120 | $14,902 | $(7,397) | $18,353 |
| Cost of Goods Sold | 7,740 | 1,839 | 12,564 | (7,452) | 14,691 |
| Selling, Administrative and General Expense | 1,165 | 183 | 1,507 | (22) | 2,833 |
| Rationalizations | 41 | (6) | 21 | — | 56 |
| Interest Expense | 326 | 37 | 242 | (236) | 369 |
| Other (Income) and Expense | (200) | 2 | (76) | 297 | 23 |
| Minority Interest in Net Income of Subsidiaries | — | — | 56 | 2 | 58 |
| **Income (Loss) before Income Taxes and Equity in (Earnings) Loss of Subsidiaries** | (344) | 65 | 588 | 14 | 323 |
| United States and Foreign Taxes on Income (Loss) | (53) | 26 | 236 | (1) | 208 |
| Equity in (Earnings) Loss of Subsidiaries | (406) | (30) | — | 436 | — |
| **Net Income (Loss)** | $ 115 | $ 69 | $ 352 | $ (421) | $ 115 |

**Note 18. Consolidating Financial Information (continued)**

**Consolidating Statements of Operations**

| | Twelve Months Ended December 31, 2003 | | | | |
|---|---|---|---|---|---|
| (In millions) | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
| **Net Sales** | $7,798 | $1,950 | $11,599 | $(6,245) | $15,102 |
| Cost of Goods Sold | 7,207 | 1,698 | 9,879 | (6,303) | 12,481 |
| Selling, Administrative and General Expense | 1,071 | 176 | 1,140 | (13) | 2,374 |
| Rationalizations | 75 | 15 | 201 | — | 291 |
| Interest Expense | 252 | 36 | 183 | (175) | 296 |
| Other (Income) and Expense | 6 | 10 | (91) | 392 | 317 |
| Minority Interest in Net Income of Subsidiaries | — | — | 33 | — | 33 |
| **Income (Loss) before Income Taxes and Equity in (Earnings) Loss of Subsidiaries** | (813) | 15 | 254 | (146) | (690) |
| United States and Foreign Taxes on Income (Loss) | (38) | 2 | 151 | 2 | 117 |
| Equity in (Earnings) Loss of Subsidiaries | 32 | (17) | — | (15) | — |
| **Net Income (Loss)** | $ (807) | $ 30 | $ 103 | $ (133) | $ (807) |

**Note 18. Consolidating Financial Information (continued)**

**Condensed Consolidating Statement of Cash Flows**

| | Twelve Months Ended December 31, 2005 | | | | |
|---|---|---|---|---|---|
| (In millions) | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | | | |
| **TOTAL CASH FLOWS FROM OPERATING ACTIVITIES** | $ 190 | $ 46 | $1,028 | $(379) | $ 885 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | | | |
| Capital expenditures | (249) | (16) | (362) | (7) | (634) |
| Asset dispositions | 248 | 1 | 14 | (6) | 257 |
| Asset acquisitions | — | — | (8) | 6 | (2) |
| Capital Contributions | (11) | — | (202) | 213 | — |
| Capital Redemptions | 59 | — | 93 | (152) | — |
| Increase in restricted cash | (81) | — | 2 | — | (79) |
| Other transactions | 5 | (1) | 14 | — | 18 |
| **TOTAL CASH FLOWS FROM INVESTING ACTIVITIES** | (29) | (16) | (449) | 54 | (440) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | | | |
| Short-term debt incurred | 9 | 7 | 153 | — | 169 |
| Short-term debt paid | — | — | (131) | — | (131) |
| Long-term debt incurred | 1,921 | — | 368 | — | 2,289 |
| Long-term debt paid | (1,969) | (1) | (420) | — | (2,390) |
| Common stock issued | 7 | — | — | — | 7 |
| Capital Contributions | — | — | 207 | (207) | — |
| Capital Redemptions | — | (51) | (97) | 148 | — |
| Dividends paid to minority interests in subsidiaries | — | — | (436) | 384 | (52) |
| Debt issuance costs | (67) | — | — | — | (67) |
| **TOTAL CASH FLOWS FROM FINANCING ACTIVITIES** | (99) | (45) | (356) | 325 | (175) |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | — | — | (60) | — | (60) |
| **Net Change in Cash and Cash Equivalents** | 62 | (15) | 163 | — | 210 |
| Cash and Cash Equivalents at Beginning of the Year | 1,004 | 50 | 914 | — | 1,968 |
| **Cash and Cash Equivalents at End of the Year** | $ 1,066 | $ 35 | $1,077 | $ — | $ 2,178 |

**Note 18. Consolidating Financial Information (continued)**

**Condensed Consolidating Statement of Cash Flows**

| (In millions) | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
|---|---|---|---|---|---|
| | Twelve Months Ended December 31, 2004 | | | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | | | |
| **TOTAL CASH FLOWS FROM OPERATING ACTIVITIES** | $ 208 | $ 42 | $ 854 | $(319) | $ 785 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | | | |
| Capital expenditures | (174) | (12) | (343) | — | (529) |
| Asset dispositions | 106 | 1 | 14 | (102) | 19 |
| Asset acquisitions | (51) | — | (113) | 102 | (62) |
| Capital Contributions | (9) | (3) | (31) | 43 | — |
| Capital Redemptions | 6 | — | 116 | (122) | — |
| Increase in restricted cash | (119) | — | (10) | — | (129) |
| Other transactions | 33 | — | 14 | 3 | 50 |
| **TOTAL CASH FLOWS FROM INVESTING ACTIVITIES** | (208) | (14) | (353) | (76) | (651) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | | | |
| Short-term debt incurred | 44 | — | 125 | — | 169 |
| Short-term debt paid | — | (3) | (188) | — | (191) |
| Long-term debt incurred | 1,671 | — | 228 | — | 1,899 |
| Long-term debt paid | (1,247) | — | (302) | — | (1,549) |
| Common stock issued | 2 | — | — | — | 2 |
| Capital Contributions | — | — | 35 | (35) | — |
| Capital Redemptions | — | — | (117) | 117 | — |
| Dividends paid to minority interests in subsidiaries | — | — | (342) | 313 | (29) |
| Debt issuance costs | (51) | — | — | — | (51) |
| **TOTAL CASH FLOWS FROM FINANCING ACTIVITIES** | 419 | (3) | (561) | 395 | 250 |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | — | — | 38 | — | 38 |
| **Net Change in Cash and Cash Equivalents** | 419 | 25 | (22) | — | 422 |
| Cash and Cash Equivalents at Beginning of the Year | 585 | 25 | 936 | — | 1,546 |
| **Cash and Cash Equivalents at End of the Year** | $ 1,004 | $ 50 | $ 914 | $ — | $ 1,968 |

**Note 18. Consolidating Financial Information (continued)**

**Condensed Consolidating Statement of Cash Flows**

| (In millions) | Twelve Months Ended December 31, 2003 | | | | |
|---|---|---|---|---|---|
| | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | | | |
| **TOTAL CASH FLOWS FROM OPERATING ACTIVITIES** | $ (700) | $(67) | $ 749 | $(251) | $ (269) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | | | |
| Capital expenditures | (179) | (5) | (215) | (6) | (405) |
| Short-term securities redeemed | — | — | 27 | — | 27 |
| Asset dispositions | 368 | — | 19 | (283) | 104 |
| Asset acquisitions | (71) | — | (282) | 282 | (71) |
| Capital Contributions | (31) | — | — | 31 | — |
| Capital Redemptions | 44 | 16 | 162 | (222) | — |
| Increase in restricted cash | (18) | — | (6) | — | (24) |
| Other transactions | 1 | 4 | 142 | (68) | 79 |
| **TOTAL CASH FLOWS FROM INVESTING ACTIVITIES** | 114 | 15 | (153) | (266) | (290) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | | | |
| Short-term debt incurred | 8 | — | 315 | — | 323 |
| Short-term debt paid | — | — | (469) | — | (469) |
| Long-term debt incurred | 2,380 | — | 598 | — | 2,978 |
| Long-term debt paid | (1,510) | — | (102) | — | (1,612) |
| Capital Contributions | — | 49 | 31 | (80) | — |
| Capital Redemptions | — | — | (205) | 205 | — |
| Dividends paid to minority interests in subsidiaries | — | 2 | (417) | 392 | (23) |
| Debt issuance costs | (104) | — | — | — | (104) |
| Other transactions | 28 | — | — | — | 28 |
| **TOTAL CASH FLOWS FROM FINANCING ACTIVITIES** | 802 | 51 | (249) | 517 | 1,121 |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | — | 2 | 62 | — | 64 |
| **Net Change in Cash and Cash Equivalents** | 216 | 1 | 409 | — | 626 |
| Cash and Cash Equivalents at Beginning of the Year | 369 | 24 | 527 | — | 920 |
| **Cash and Cash Equivalents at End of the Year** | $ 585 | $ 25 | $ 936 | $ — | $ 1,546 |

**Note 19. Adoption of New Accounting Standard**

We adopted FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47) an interpretation of FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143) on December 31, 2005. FIN 47 requires that the fair value of a liability for an asset retirement obligation (ARO) be recognized in the period in which it is incurred and the settlement date is estimable, and is capitalized as part of the carrying amount of the related tangible long-lived asset. Our AROs are primarily associated with the cost of removal and disposal of asbestos.

Upon adoption of FIN 47, on December 31, 2005, we recorded a liability of approximately $16 million and recognized a non-cash cumulative effect charge of approximately $11 million, net of taxes and minority interest of $3 million.

We are legally obligated by various country, state, or local regulations to incur costs to retire certain of our assets. A liability is recorded for these obligations in the period in which sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value. We have identified certain other AROs, such as asbestos remediation activities to be performed in the future, for which information regarding the timing and method of potential settlement is not available as of December 31, 2005, and therefore, we are not able to reasonably estimate the fair value of these liabilities at this time.

The following table sets forth information for the years ended December 31, 2005, 2004, and 2003, adjusted for the recognition of depreciation expense related to the cost of asset retirements and accretion expense had we accounted for AROs in accordance with FIN 47 in those periods:

| (In millions) | 2005 | 2004 | 2003 |
|---|---|---|---|
| Asset retirement obligation — beginning of year | $ 15 | $ 14 | $ 13 |
| Asset retirement obligation — end of year | 16 | 15 | 14 |
| Reported net income (loss) | $ 228 | $ 115 | $ (807) |
| Cumulative effect of accounting change, net of taxes and minority interest | 11 | — | — |
| Depreciation expense, net of taxes and minority interest | (1) | (1) | (1) |
| Accretion expense, net of taxes and minority interest | (1) | (1) | (1) |
| **Adjusted income (loss) before cumulative effect of accounting change** | $ 237 | $ 113 | $ (809) |
| **Income (loss) per share — Basic** | | | |
| As reported | $1.30 | $0.65 | $(4.61) |
| Cumulative effect of accounting change, net of taxes and minority interest | 0.06 | — | — |
| Depreciation expense, net of taxes and minority interest | — | — | — |
| Accretion expense, net of taxes and minority interest | — | — | — |
| **Income (loss) before cumulative effect of accounting change — Basic** | $1.36 | $0.65 | $(4.61) |
| **Income (loss) per share — Diluted** | | | |
| As reported | $1.16 | $0.63 | $(4.61) |
| Cumulative effect of accounting change, net of taxes and minority interest | 0.05 | — | — |
| Depreciation expense, net of taxes and minority interest | — | — | — |
| Accretion expense, net of taxes and minority interest | — | — | — |
| **Income (loss) before cumulative effect of accounting change — Diluted** | $1.21 | $0.63 | $(4.61) |

### Note 20. Asset Dispositions

On August 9, 2005, we completed the sale of our 95% ownership in Goodyear Sumatra Plantations, our natural rubber plantation in Indonesia, to Bridgestone Corporation at a sales price of approximately $70 million. The net assets of Goodyear Sumatra Plantations were previously reported as assets held for sale as of December 31, 2004. As a result, we recorded an impairment charge of approximately $15 million during the fourth quarter of December 2004.

On September 1, 2005, we completed the sale of our Wingtack adhesive resins business to Sartomer Company Inc., a unit of the French energy firm Total, S.A. We received approximately $55 million in cash proceeds and retained an additional $10 million of working capital and recorded a gain within Other (Income) and Expense of approximately $24 million on the sale. We may also receive additional consideration over the next three years ($5 million per year, $15 million aggregate) based on future operating performance of the Wingtack business.

On December 28, 2005, we completed the sale of our North American farm tire assets to Titan Tire Corporation, a subsidiary of Titan International, Inc. The sale included our farm tire manufacturing plant, property and equipment in Freeport, Ill., and inventories. It also included a license agreement with Titan to pay a royalty to manufacture and sell Goodyear branded farm tires in North America. We received $100 million from Titan for these assets and recorded a loss within Other (Income) and Expense in the fourth quarter of approximately $73 million on the sale, primarily related to pension and retiree medical costs.

### Note 21. Subsequent Events

In January 2006, we acquired Ansell Limited's interest in our South Pacific Tyres (SPT) joint ventures in both Australia and New Zealand. We now own 100% of both of these operations. In connection with the acquisition we paid Ansell approximately $40 million for its 50% ownership and repaid approximately $50 million of outstanding loans from Ansell to SPT. SPT has approximately 4,000 associates. SPT's results have been consolidated in our financial statements since January 2004.

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined under Rule 13a-15(f) promulgated under the *Securities Exchange Act, 1934*, as amended.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2005 using the framework specified in *Internal Control — Integrated Framework*, published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2005.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is presented in this Annual Report.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders
of The Goodyear Tire & Rubber Company

We have completed integrated audits of The Goodyear Tire & Rubber Company's 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

***Consolidated financial statements***

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of The Goodyear Tire & Rubber Company and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 46R (revised December 2003), "Consolidation of Variable Interest Entities," as of January 1, 2004.

As discussed in Note 19 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143," as of December 31, 2005.

***Internal control over financial reporting***

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control -Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control -Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Cleveland, Ohio
February 17, 2006

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

**Supplementary Data**
**(Unaudited)**

### Quarterly Data and Market Price Information

| (In millions, except per share amounts) | Quarter | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Year |
| **2005** | | | | | |
| Net Sales | $ 4,767 | $ 4,992 | $ 5,030 | $ 4,934 | $19,723 |
| Gross Profit | 948 | 1,047 | 1,022 | 934 | 3,951 |
| Income (Loss) before Cumulative Effect of Accounting Change | $ 68 | $ 69 | $ 142 | $ (40) | $ 239 |
| Cumulative Effect of Accounting Change | — | — | — | (11) | (11) |
| Net Income (Loss) | $ 68 | $ 69 | $ 142 | $ (51) | $ 228 |
| Net Income (Loss) Per Share — Basic | | | | | |
| Income (Loss) before Cumulative Effect of Accounting Change | $ 0.39 | $ 0.39 | $ 0.81 | $ (0.23) | $ 1.36 |
| Cumulative Effect of Accounting Change | — | — | — | (0.06) | (0.06) |
| Net Income (Loss) Per Share — Basic | $ 0.39 | $ 0.39 | $ 0.81 | $ (0.29) | $ 1.30 |
| Net Income (Loss) Per Share — Diluted(a) | | | | | |
| Income (Loss) before Cumulative Effect of Accounting Change | $ 0.35 | $ 0.34 | $ 0.70 | $ (0.23) | $ 1.21 |
| Cumulative Effect of Accounting Change | — | — | — | (0.06) | (0.05) |
| Net Income (Loss) Per Share — Diluted | $ 0.35 | $ 0.34 | $ 0.70 | $ (0.29) | $ 1.16 |
| Weighted Average Shares Outstanding — Basic | 176 | 176 | 176 | 176 | 176 |
| — Diluted | 208 | 208 | 209 | 176 | 209 |
| Price Range of Common Stock: * High | $ 16.08 | $ 15.46 | $ 18.59 | $ 18.18 | $ 18.59 |
| Low | 13.11 | 11.24 | 15.00 | 13.00 | 11.24 |
| Selected Balance Sheet Items at Quarter-End: | | | | | |
| Total Assets | $15,849 | $15,573 | $15,807 | $15,627 | |
| Total Debt and Capital Leases | 5,664 | 5,500 | 5,448 | 5,423 | |
| Shareholders' Equity | 43 | 44 | 296 | 73 | |

(a) Quarterly earnings per share amounts do not add to the full year amounts due to the averaging of shares.

* New York Stock Exchange — Composite Transactions

Net income per share — reflects the dilutive impact of the assumed conversion of our $350 million Convertible Senior Notes into shares of our Common Stock. The Notes were issued on July 2, 2004. Net income per share — diluted in 2005 included a pro forma earnings adjustment representing avoided after-tax interest expense of $4 million in each of the first, second, third quarters and $2 million in the fourth quarter. Weighted average shares outstanding — diluted included 29 million shares in each of the first, second, third and fourth quarters, resulting from the assumed conversion. Refer to Note 11.

The first quarter of 2005 included net after-tax gains of $11 million on the sale of assets and net after-tax charges of $12 million related to general product liability — discontinued products.

The second quarter of 2005 included after-tax gains of $19 million related to an environmental insurance settlement. The second quarter also included after-tax charges of $47 million related to the write-off of debt issuance costs.

The third quarter of 2005 included after-tax gains of $14 million related to the receipt of insurance proceeds and $28 million from asset sales. The third quarter also included an after-tax charge of $10 million related to temporary reductions in production resulting from the impact of hurricanes.

The fourth quarter of 2005 included after-tax gains of $12 million related to favorable settlements with certain chemical suppliers and $29 million related to favorable tax adjustments. The fourth quarter of 2005 also included a $21 million after-tax charge related to temporary reductions in production resulting from the impact of hurricanes, a $78 million after-tax loss on the sale of assets, and $11 million of expense related to the cumulative effect of adopting FIN 47.

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

### Supplementary Data
### (Unaudited)

**Quarterly Data and Market Price Information**

| (In millions, except per share amounts) | Quarter | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Year |
| **2004** | | | | | |
| Net Sales | $ 4,302 | $ 4,519 | $ 4,700 | $ 4,832 | $18,353 |
| Gross Profit | 825 | 929 | 950 | 958 | 3,662 |
| Net Income (Loss) | $ (78) | $ 30 | $ 38 | $ 125 | $ 115 |
| Net Income (Loss) Per Share — Basic | $ (0.45) | $ 0.17 | $ 0.22 | $ 0.71 | $ 0.65 |
| Net Income (Loss) Per Share — Diluted(a) | $ (0.45) | $ 0.17 | $ 0.20 | $ 0.62 | $ 0.63 |
| Weighted Average Shares Outstanding — Basic | 175 | 175 | 175 | 175 | 175 |
| — Diluted | 175 | 177 | 207 | 208 | 192 |
| Price Range of Common Stock: * High | $ 11.97 | $ 10.45 | $ 12.00 | $ 15.01 | $ 15.01 |
| Low | 7.06 | 7.66 | 8.70 | 9.15 | 7.06 |
| Selected Balance Sheet Items at Quarter-End: | | | | | |
| Total Assets | $14,749 | $14,581 | $15,358 | $16,101 | |
| Total Debt and Capital Leases | 5,401 | 5,317 | 5,661 | 5,680 | |
| Shareholders' Equity (Deficit) | (145) | (168) | (49) | 74 | |

(a) Quarterly earnings per share amounts do not add to the full year amounts due to the averaging of shares.

* New York Stock Exchange — Composite Transactions

Net income per share — diluted as restated in the third and fourth quarters of 2004 reflected the dilutive impact of the assumed conversion of our $350 million Convertible Senior Notes into shares of our Common Stock. The Notes were issued on July 2, 2004. Net income per share — diluted in 2004 included a pro forma earnings adjustment representing avoided after-tax interest expense of $4 million in each of the third and fourth quarters. Weighted average shares outstanding — diluted included 29 million shares in each of the third and fourth quarters, and 14 million shares in the full year, resulting from the assumed conversion. Refer to Note 11.

The first quarter of 2004 included net after-tax charges of $20 million for rationalizations, $15 million related to external professional fees associated with an accounting investigation, and $12 million for insurance fire loss deductibles.

The third quarter of 2004 included net favorable tax adjustments of $44 million and net after-tax charges of $32 million for rationalizations.

The fourth quarter of 2004 included net after-tax gains of $157 million from an environmental insurance settlement, $10 million related to favorable tax adjustments, and $19 million from favorable settlements with certain suppliers. The fourth quarter also included net after-tax charges of $27 million for general and product liability-discontinued products and $12 million for asset sales.

**Comparison with Prior Years**

| (In millions, except per share amounts) | Year Ended December 31, 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Net Sales | $19,723 | $18,353 | $15,102 | $13,828 | $14,140 |
| Income (Loss) before Cumulative Effect of Accounting Change | $ 239 | $ 115 | $ (807) | $(1,247) | $ (255) |
| Cumulative Effect of Accounting Change | (11) | — | — | — | — |
| Net Income (Loss) | $ 228 | $ 115 | $ (807) | $(1,247) | $ (255) |
| Net Income (Loss) Per Share — Basic | | | | | |
| Income (Loss) before Cumulative Effect of Accounting Change | $ 1.36 | $ 0.65 | $ (4.61) | $ (7.47) | $ (1.59) |
| Cumulative Effect of Accounting Change | (0.06) | — | — | — | — |
| Net Income (Loss) Per Share — Basic | $ 1.30 | $ 0.65 | $ (4.61) | $ (7.47) | $ (1.59) |
| Net Income (Loss) Per Share — Diluted | | | | | |
| Income (Loss) before Cumulative Effect of Accounting Change | $ 1.21 | $ 0.63 | $ (4.61) | $ (7.47) | $ (1.59) |
| Cumulative Effect of Accounting Change | (0.05) | — | — | — | — |
| Net Income (Loss) Per Share — Diluted | $ 1.16 | $ 0.63 | $ (4.61) | $ (7.47) | $ (1.59) |
| Dividends Per Share | $ — | $ — | $ — | $ 0.48 | $ 1.02 |
| Total Assets | 15,627 | 16,101 | 14,285 | 12,461 | 13,565 |
| Long Term Debt and Capital Leases due Within One Year | 448 | 1,010 | 114 | 370 | 110 |
| Long Term Debt and Capital Leases | 4,742 | 4,443 | 4,826 | 2,990 | 3,203 |
| Shareholders' Equity (Deficit) | 73 | 74 | (33) | 221 | 2,597 |

(1) Refer to "Principles of Consolidation" in the Note to the Consolidated Financial Statements No. 1, Accounting Policies.

(2) Net Income in 2005 included net after-tax charges of $68 million, or $0.33 per share-diluted, due to reductions in production resulting from the impact of hurricanes, fire loss recovery, favorable settlements with certain chemical suppliers, rationalizations, receipt of insurance proceeds for an environmental insurance settlement, general and product liability — discontinued products, asset sales, write-off of debt fees, the cumulative effect of adopting FIN 47, and the impact of certain tax adjustments.

(3) Net sales in 2004 increased $1 billion resulting from the consolidation of two businesses in accordance with FASB Interpretation No. 46R (revised December 2003) "Consolidation of Variable Interest Entities" (FIN 46R). Net Income in 2004 included net after-tax charges of $154 million, or $0.80 per share-diluted, for rationalizations and related accelerated depreciation, general and product liability-discontinued products, insurance fire loss deductibles, external professional fees associated with an accounting investigation, and asset sales. Net income in 2004 also included net after-tax benefits of $239 million, or $1.24 per share-diluted, from an environmental insurance settlement, net favorable tax adjustments and a favorable lawsuit settlement.

(4) Net Loss in 2003 included net after-tax charges of $516 million, or $2.93 per share-diluted, for rationalizations, general and product liability-discontinued products, accelerated depreciation and asset write-offs, net favorable tax adjustments, and an unfavorable settlement of a lawsuit. In addition, we recorded account reconciliation adjustments related to Engineered Products in the restatements totaling $19 million or $0.11 per share in 2003.

(5) Net Loss in 2002 included net after-tax charges of $24 million, or $0.14 per share-diluted, for general and product liability — discontinued products, asset sales, rationalizations, and the write-off of a miscellane-

ous investment. Net loss in 2002 also included a non-cash charge of $1.2 billion, or $7.31 per share-diluted, to establish a valuation allowance against net federal and state deferred tax assets.

(6) Net Loss in 2001 included net after-tax charges of $187 million, or $1.18 per share-diluted, for rationalizations, asset sales, general and product liability — discontinued products, rationalization costs at an equity affiliate and costs related to a tire replacement program.

The principal products of our Tire Segments are new tires for most applications. Approximately 78.2% of our consolidated sales in 2005 were of new tires, compared to 77.6% in 2004 and 78.3% in 2003. The percentages of each Tire Segment's sales attributable to new tires during the periods indicated were:

| Sales of New Tires By | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| North American Tire | 87.8% | 87.9% | 86.3% |
| European Union Tire | 89.5 | 87.4 | 89.2 |
| Eastern Europe Tire | 95.0 | 94.6 | 94.1 |
| Latin American Tire | 92.2 | 92.5 | 91.1 |
| Asia Pacific Tire | 80.7 | 82.2 | 97.7 |

## Directors and Officers

### BOARD OF DIRECTORS

**James C. Boland**
Vice Chairman
Cavaliers Operating Company, LLC.
*Elected 2002 1, 2, 4*

**John G. Breen**
Retired Chairman of the Board
The Sherwin-Williams Co.
*Elected 1992 1, 2, 4*

**Gary D. Forsee**
Chief Executive Officer & President
Sprint Nextel Corporation
*Elected 2002 1, 2, 3*

**William J. Hudson Jr.**
Retired Vice Chairman
AMP Incorporated
*Elected 1995 1, 2, 4*

**Robert J. Keegan**
Chairman of the Board,
Chief Executive Officer & President
The Goodyear Tire & Rubber Company
*Elected 2000*

**Steven A. Minter**
Retired Executive Director & President
The Cleveland Foundation
*Elected 1985 3, 5*

**Denise M. Morrison**
President-Campbell USA
Campbell Soup Company
*Elected 2005 2, 5*

**Rodney O'Neal**
President and Chief Operating Officer
Delphi Corporation
*Elected 2004 4, 5*

**Shirley D. Peterson**
Retired Partner
Law firm of Steptoe & Johnson LLP
*Elected 2004 1, 3, 5*

**Thomas H. Weidemeyer**
Retired Senior Vice President
& Chief Operating Officer
United Parcel Service,
and President, UPS Airlines
*Elected 2004 3, 4*

**Michael R. Wessel**
Executive Vice President
Downey McGrath Group
*Elected 2005 3*

*1 Audit Committee*
*2 Compensation Committee*
*3 Committee on Corporate Responsibility and Compliance*
*4 Finance Committee*
*5 Governance Committee*

### CORPORATE OFFICERS

**Robert J. Keegan, 58**
Chairman of the Board,
Chief Executive Officer & President
*Five years of service, officer since 2000*

**Joseph M. Gingo, 61**
Executive Vice President, Quality
Systems & Chief Technical Officer
*39 years of service, officer since 1996*

**Richard J. Kramer, 42**
Executive Vice President
& Chief Financial Officer
*Six years of service, officer since 2000*

### SENIOR VICE PRESIDENTS

**Christopher W. Clark, 54**
Senior Vice President,
Global Sourcing
*33 years of service, officer since 2000*

**Darren R. Wells, 40**
Senior Vice President,
Business Development & Treasurer
*Three years of service, officer since 2002*

**Kathleen T. Geier, 49**
Senior Vice President,
Human Resources
*27 years of service, officer since 2002*

**C. Thomas Harvie, 62**
Senior Vice President,
General Counsel & Secretary
*10 years of service, officer since 1995*

**Charles L. Sinclair, 54**
Senior Vice President,
Global Communications
*21 years of service, officer since 2003*

### VICE PRESIDENTS

**Thomas A. Connell, 57**
Vice President & Controller
*Two years of service, officer since 2003*

**Donald D. Harper, 59**
Vice President, Human Resources
North America Shared Services
*37 years of service, officer since 1998*

**William M. Hopkins, 61**
Vice President, Technology &
Strategic Initiatives
*38 years of service, officer since 1998*

**Isabel H. Jasinowski, 57**
Vice President, Government Relations
*24 years of service, officer since 2001*

**Gary A. Miller, 59**
Vice President & Chief
Procurement Officer
*38 years of service, officer since 1992*

**Richard J. Noechel, 37**
Vice President & Assistant Controller
*One year of service, officer since 2004*

**Damon Audia, 35**
Assistant Treasurer, Capital Markets
*One year of service, officer since 2005*

**Bertram Bell, 54**
Assistant Secretary &
Associate General Counsel
*23 years of service, officer since 2000*

**Anthony E. Miller, 55**
Assistant Secretary &
Associate General Counsel
*20 years of service, officer since 2000*

### BUSINESS UNIT OFFICERS

**Pierre E. Cohade, 44**
President, Asia Pacific Region
*One year of service, officer since 2004*

**Arthur de Bok, 43**
President, European Union
*Four years of service, officer since 2005*

**Eduardo A. Fortunato, 52**
President, Latin American Region
*31 years of service, officer since 2003*

**Jarro F. Kaplan, 58**
President, Eastern Europe,
Middle East & Africa Region
*36 years of service, officer since 2001*

**Lawrence D. Mason, 45**
President, Consumer Tires
North American Tire
*Two years of service, officer since 2003*

**Jonathan D. Rich, 50**
President, North American Tire
*Five years of service, officer since 2001*

**Timothy R. Toppen, 50**
President, Engineered Products
*27 years of service, officer since 2000*

## acilities

### 'ORTH AMERICA

***'nited States***

ˌkron, Ohio
*World headquarters, North American Tire headquarters, Engineered Products headquarters, technical center, racing tires, tire proving grounds, global purchasing, airship operations, research and development facilities*
ˌsheboro, North Carolina *Steel tire cord*
ˌayport, Texas *Chemicals*
ˌeaumont, Texas *Synthetic rubber*
ˌarson, California *Airship operations*
ˌanville, Virginia *Tires*
ˌecatur, Alabama *Textiles*
Fayetteville, North Carolina *Tires*
Gadsden, Alabama *Tires*
Green, Ohio *Technical center*
Hannibal, Missouri *Hose products*
Houston, Texas *Synthetic rubber*
Huntsville, Alabama, *Tire proving grounds*
Kingman, Arizona *Aero retread facility*
Lawton, Oklahoma *Tires*
Lincoln, Nebraska *Power transmission belts, hose products*
Marysville, Ohio *Conveyor belts*
Mount Pleasant, Iowa *Hose products*
Niagara Falls, New York *Chemicals*
Norfolk, Nebraska *Hose products*
Pompano Beach, Florida *Airship operations*
Radford, Virginia *Retread materials*
St. Marys, Ohio *Molded rubber products, military track, rubber track*
San Angelo, Texas *Tire proving grounds*
Social Circle, Georgia *Tread rubber*
Spartanburg, South Carolina *Tread rubber*
Spring Hope, North Carolina *Conveyor belts*
Statesville, North Carolina *Tire molds*
Stockbridge, Georgia *Aero retread facility*
Sun Prairie, Wisconsin *Hose products*
Tonawanda, New York *Tires*
Topeka, Kansas *Tires*
Tyler, Texas *Tires*
Union City, Tennessee *Tires*
Utica, New York *Textiles*
West Amherst, New York *Goodyear Dunlop Tires North America headquarters*

***Canada***

Bowmanville, Ontario *Conveyor belts*
Collingwood, Ontario *Hose products*
Granby, Quebec *Hose products*
Medicine Hat, Alberta *Tires*
Napanee, Ontario *Tires*
North Bay, Ontario *OTR retread facility*
Owen Sound, Ontario *Power transmission belts*
Quebec City, Quebec *Molded rubber products*
Valleyfield, Quebec *Tires*

***Mexico***

Chihuahua *Molded rubber products, power transmission belts*
Delicias *Hose products*
San Luis Potosi *Air springs, hose products*

### EUROPE

***Belgium***

Brussels *Goodyear Dunlop Tires Europe headquarters; European Union Tire headquarters; Eastern Europe, Middle East & Africa Tire headquarters*

***France***

Amiens *Tires*
Mireval *Tire proving grounds*
Montlucon *Tires, air springs*

***Germany***

Fuerstenwalde *Tires*
Fulda *Tires*
Hanau *Tires*
Philippsburg *Tires*
Riesa *Tires*
Wittlich *Tires*

***Luxembourg***

Colmar-Berg *Tires, technical center, tire proving grounds, tire molds, textiles, steel tire cord*

***Netherlands***

Tilburg *Aero retread facility*

***Poland***

Debica *Tires, tubes*

***Slovenia***

Kranj *Tires, air springs, power transmission belts, hose products*

***Turkey***

Adapazari *Tires*
Izmit *Tires*

***United Kingdom***

Birmingham *Tires*
Washington *Tires*
Wolverhampton *Mixing center*

### LATIN AMERICA

***Brazil***

Americana *Tires, tire proving grounds, textiles, films*
Osasco *Hose products*
Santa Barbara *Retread materials, textiles*
Santa de Parnaiba *Hose products*
Sao Paulo *Latin American Tire headquarters, tires, tire molds, conveyor belts, power transmission belts, aero retread facility*
Sertaozinho *Air springs*

***Chile***

Santiago *Tires, conveyor belts, hose products*

***Colombia***

Cali *Tires*

***Peru***

Lima *Tires*

***Venezuela***

Tinaquillo *Hose products, power transmission belts*
Valencia *Tires*

### AFRICA

***Morocco***

Casablanca *Tires*

***South Africa***

Uitenhage *Tires, conveyor belts, power transmission belts*

***United Arab Emirates***

Dubai *Regional tire sales and distribution*

### ASIA

***China***

Dalian *Tires*
Qingdao *Hose products*
Shanghai *Asia Pacific Tire headquarters*

***India***

Aurangabad *Tires*
Ballabgarh *Tires*

***Indonesia***

Bogor *Tires*

***Japan***

Tatsuno *Tires*

***Malaysia***

Kuala Lumpur *Tires*

***New Zealand***

Upper Hutt *Tires*

***Philippines***

Las Pinas *Tires*

***Singapore***

Singapore *Natural rubber purchasing, testing and research facility*

***Taiwan***

Taipei *Tires*

***Thailand***

Bangkok *Tires, Aero retread facility*

### AUSTRALIA

Bayswater *Conveyor belts*
Melbourne *Aero retread facility*
Somerton *Tires*

## Shareholder Information

**CORPORATE OFFICES**
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-2121
www.goodyear.com

**GOODYEAR COMMON STOCK**
The principal market for Goodyear common stock is the New York Stock Exchange (symbol GT).

On February 16, 2006, there were 26,003 shareholders of record of Goodyear common stock. The closing price of Goodyear common stock on the NYSE composite transactions tape on February 16, 2006, was $14.51. Goodyear's primary credit facilities limit the amount of cash dividends it may pay to $10 million or less in any fiscal year. This limit increases to $50 million in any fiscal year in which Moody's senior (implied) rating and Standard & Poor's (S&P) corporate rating improve to Ba2 or better and BB or better, respectively. Goodyear has not declared any cash dividends in the three most recent fiscal years.

**ANNUAL MEETING**
9 a.m.,Tuesday, April 11, 2006, at the Corporate Offices.

**SHAREHOLDER INQUIRIES**
Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
(800) 317-4445
www.computershare.com/equiserve

Inquiries concerning the issuance or transfer of stock certificates or share account information should be directed to Computershare. Provide Social Security number, account number and Goodyear's ID number, 5721.

Hearing-impaired shareholders can communicate directly with Computershare via a TDD by calling (800) 952-9245. Other shareholder inquiries should be directed to:

Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-3751
E-mail: goodyear.investor.relations@goodyear.com

**FORM 10-K AND OTHER REPORTS**
Paper copies of the Company's Annual Report on Form 10-K are available upon request. Quarterly reports on Form 10-Q are also available on request. Copies of any of the above or the Company's Proxy Statement may be obtained without charge by writing:
Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
or by calling our Financial Report Distribution Center at (330) 796-3751

Goodyear has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year 2005 filed with the Securities and Exchange Commission certificates of Goodyear's Chief Executive Officer and Chief Financial Officer certifying the quality of the company's public disclosure. We have also filed with the New York Stock Exchange the most recent annual CEO certification as required by Section 303A.12(a) of the NYSE Listed Company Manual.

**CD RECORDING**
A CD recording of the 2005 Annual Report is available for visually impaired shareholders by contacting Goodyear Investor Relations at (330) 796-3751.

**DIRECTSERVICE™ INVESTMENT PROGRAM**
Computershare sponsors and administers a DirectSERVICE Investment Program for current shareholders and new investors in Goodyear common stock. A brochure explaining the program may be obtained by contacting:
The DirectSERVICE Investment Program —
For Goodyear Shareholders
Computershare
P.O. Box 43081
Providence, RI 02940-3081
(800) 317-4445

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
PricewaterhouseCoopers LLP
BP Tower
200 Public Square, 27th Floor
Cleveland, Ohio 44114-2301

**ENVIRONMENTAL REPORT**
A report pertaining to Goodyear's environmental policies and activities may be obtained by contacting Goodyear Corporate Environmental Engineering at (330) 796-7377.

*Trademarks owned by or licensed to The Goodyear Tire & Rubber Company or its subsidiaries mentioned in this report include: Assurance, ComforTred Technology, Dunlop, DuraSeal, Eagle, Eagle F1, Fortera, Fulda,* **GOODYEAR**, *Kelly, ResponsEdge, RunOnFlat, SilentArmor Technology, TripleTred Technology, Ultra Grip, Winter Sport and Wrangler.*



WWW.GOODYEAR.COM

700-862-928-71000
GBS #198213